CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com


07024827

June 29, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from April 1, 2007 through June 29, 2007.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

dlw 7/2

Diana R. de Brito Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,

Diana de Brito

Enclosures

Securities and Exchange Commission
June 29, 2007

Tab	Date	Document
1	4/27/2007	Notice of Interest of Substantial shareholder
2	4/22/2007	Appendix 3Y Change of Director's Interest Notice
3	5/01/2007	AGM 2007 Presentation
4	5/01/2007	Chairman, CEO & CFO Addresses AGM 2007
5	5/01/2007	Financial Results First Half 2007
6	5/01/2007	Results of AGM
7	5/02/2007	Appendix 3B New Issue Announcement
8	5/02/2007	Unprecedented Dividend Checks – Share Issue
9	5/01/2007	Appendix 3Y Change of Director's Interest Notice
10	5/01/2007	Appendix 3Y Change of Director's Interest Notice
11	5/04/2007	Appendix 3E Daily Share Buyback Notice
12	5/07/2007	Appendix 3E Daily Share Buyback Notice
13	5/08/2007	Appendix 3E Daily Share Buyback Notice
14	5/08/2007	Appendix 3Y Change of Director's Interest Notice
15	5/08/2007	Appendix 3Y Change of Director's Interest Notice
16	5/08/2007	Appendix 3Y Change of Director's Interest Notice
17	5/09/2007	Appendix 3E Daily Share Buyback Notice
18	5/10/2007	Appendix 3E Daily Share Buyback Notice
19	5/10/2007	Appendix 3E Daily Share Buyback Notice
20	5/14/2007	Appendix 3E Daily Share Buyback Notice
21	5/16/2007	Appendix 3E Daily Share Buyback Notice
22	5/17/2007	Appendix 3E Daily Share Buyback Notice
23	5/18/2007	Appendix 3E Daily Share Buyback Notice
24	5/21/2007	Appendix 3E Daily Share Buyback Notice
25	5/22/2007	Appendix 3E Daily Share Buyback Notice
26	5/23/2007	Appendix 3E Daily Share Buyback Notice
27	5/24/2007	Appendix 3E Daily Share Buyback Notice
28	5/25/2007	Appendix 3E Daily Share Buyback Notice
29	5/28/2007	Appendix 3E Daily Share Buyback Notice
30	5/29/2007	Appendix 3E Daily Share Buyback Notice
31	5/30/2007	Appendix 3E Daily Share Buyback Notice
32	5/30/2007	Appendix 3F Finals Share Buyback Notice
33	6/08/2007	Appendix 3Y Change in Director's Interest Notice
34	4/03/2007	Form 604 Notice of change of Interest of Substantial Holder

Tab	Date	Document
35	4/26/2007	Form CF08 Notification of offer regarding employee share schemes – Class Order 03/184
36	5/04/2007	Form 604 Change in substantial holding from CBA
37	5/16/2007	Form 484 Change to Company details
38	5/18/2007	Form 605 Notice of ceasing to be a substantial holder
39	5/25/2007	Form 484 Change to Company details
40	5/25/2007	Form 484 Change to Company details
41	5/25/2007	Form 605 Notice of ceasing to be a substantial holder
42	6/07/2007	Form 484 Change to Company details
43	6/14/2007	Form 604 Notice of change of interest of substantial holder
44	6/15/2007	Form 604 Notice of change of interest of substantial holder
45	6/18/2007	Form 604 Notice of change of interest of substantial holder
46	6/28/2007	Form 605 Notice of ceasing to be a substantial holder

SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED


RECEIVED

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Aristocrat Leisure Ltd.

ACN/ARSN:

1. Details of substantial holder (1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

The holder became a substantial holder on 26 April 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	23,461,354 shares	23,461,354 shares	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.		23,461,354 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 26 April 2007 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.	26 December 2006 Thru 26 April 2007	Average price of 16.2916 AUD		12,122,291 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The company (Capital Research and Management Company) referred to in paragraph 1(a) is a wholly owned direct or indirect subsidiary of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley

Capacity: Counsel

sign here ______________________

Date: 27 April 2007

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 603 (initial) signed by this corporation dated 26 April 2007.

The Capital Group Companies, Inc.

By: ______________________________________

Walt Burkley
Counsel

Australia Annexure
Aristocrat Leisure Ltd.

26 April 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000007	6,800,000	
	11000012	3,402,184	
	11000033	6,490,027	
	11000035	6,044,143	
	11000077	725,000	
		23,461,354	
GRAND TOTAL		**23,461,354**	**5.02%**

Nominee List

Aristocrat Leisure Ltd.
26 April 2007

Nominee Name		
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
11000007		6,800,000
11000012		3,402,184
11000033		6,490,027
	Total Shares:	16,692,211
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000035		6,044,143
11000077		725,000
	Total Shares:	6,769,143

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of last notice	14 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	22 April 2007

No. of securities held prior to change	**1. ALL fully paid ordinary shares** - 575,000 ALL fully paid ordinary shares - 431 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 performance share rights which may vest 31 December 2007 - 50,245 performance share rights which may vest 31 December 2008
Class	Fully paid ordinary shares
Number acquired	263 ALL fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	**1. ALL fully paid ordinary shares** - 575,263 ALL fully paid ordinary shares - 168 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 performance share rights which may vest 31 December 2007 - 50,245 performance share rights which may vest 31 December 2008

+ See chapter 19 for defined terms.

Nature of change Example. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares vested under General Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder **(if issued securities)**	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	**Interest Unchanged from Prior Report** SCM Kelly retains an interest in a Zero Cost Collar (ZCC) arrangement over 125,000 shares, entered into 5 March 2007, expiry 10 March 2008. This ZCC transaction has the effect of protecting the value of the shares at a level below the share price at the time the contract was entered into and enabling participation in price gains to nominated levels above the share price at the time the contract was entered into. This contract is scheduled to expire within an authorised trading window.

+ See chapter 19 for defined terms.

Aristocrat Leisure Limited

Welcomes you to the 2007 Annual General Meeting


ARISTOCRAT

David Simpson
Chairman

ARISTOCRAT

Disclaimer

This document and any oral presentation accompanying it has been prepared in good faith. However, no express or implied warranty is given as to the accuracy or completeness of the information in this document or the accompanying presentation. All statutory representations and warranties are excluded, and any liability in negligence is excluded, in both cases to the fullest extent permitted by law. No responsibility is assumed for any reliance on this document or the accompanying presentation.

Without limiting the above, this document and any accompanying presentation may contain forward looking statements based on estimates, assumptions and expectations of the Company that, while used in good faith, necessarily involve (i) subjective judgments; (ii) inherent uncertainties; and (iii) significant contingencies, many of which are beyond the Company's control or reflect future business decisions which are subject to change. Therefore, there can be no assurance that the Company's actual or future results, or subsequent forecasts, will not vary significantly from such forward looking statements. Aristocrat does not assume any obligation to update any of the estimates, assumptions or expectations underlying such forward looking statements. Certain data included herein has been obtained from alternative external sources and as such may be inconsistent given differing underlying assumptions and sources.

Disclosures herein are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.


ARISTOCRAT

David Simpson
Chairman


ARISTOCRAT

Paul Oneile
Chief Executive Officer and Managing Director

ARISTOCRAT

Summary of Results

Profit After Tax $239 million – down 2.2%

Underlying non-Japanese profit growth – up 26.7%

Research and development investment – up 45% to $95.2 million

Strong underlying operating cash – 28% of revenue

Total dividends 36 cps – up 20%

Share buy-back progressed

Key strategic acquisitions completed


ARISTOCRAT

Australia/New Zealand

	2006	2005	Variance
	$m	$m	%
Segment Revenue	302.8	308.4	(1.8)%
Segment Contribution Profit	121.2	121.8	(0.5)%
Segment Margin	40.0%	39.5%	+0.5 Pts

Australia

- First revenue growth in four years
- Early signs of a positive change in market sentiment
- Ongoing challenging market conditions

New Zealand

- Revenue and profit declines
- Ongoing regulatory impacts on demand


ARISTOCRAT

North America

	2006	2005	Variance
	$m	$m	%
Segment Revenue	565.2	498.9	+13.3%
Segment Contribution Profit	252.4	182.3	+38.5%
Segment Margin	44.7%	36.5%	+8.2 Pts

- Outstanding performance in subdued market
- Improved pricing and flat cost structures
- Unit sales increased 1.2% to 17,829 units, strong second half
- Increasing Class III market share in key jurisdictions
- Participation unit installed base growth, despite operator resistance
- Systems sales revenue up 18%
- Sentinel III player-tracking interface well received


ARISTOCRAT

Japan

	2006	2005	Variance
	$m	$m	%
Segment Revenue	50.4	373.7	(86.5)%
Segment Contribution Profit	(5.6)	88.0	(106.4)%
Segment Margin	(11.1)%	23.5%	n/a

- Short term market uncertainties - Regulation 5 transition
- Sales of 12,043 units vs 98,007 units
- Inventory provision for surplus unique parts - $7.4 million
- First Regulation 5 game launched successfully – 10,100 units sold


ARISTOCRAT

Other Markets*

	2006 $m	2005 $m	Variance %
Segment Revenue	155.0	119.3	+29.9%
Segment Contribution Profit	54.7	36.6	+49.5%
Segment Margin	35.3%	30.7%	+4.6 Pts

* Excludes Elektrončk and ACE Interactive

- Continuation of strong profit growth in other international markets:
  - Asia-Pacific (+31%), Europe (+64%)
  - South Africa (+32%), South America (+149%)
- Leading and sustained position in Macau
- First systems sales into Macau
- Russian market closed, strong results from rest of Europe
- Continued success in South African LPM market
- Continued success under South American low risk distribution policy


ARISTOCRAT

New Businesses

ACE Interactive

- Interactive video lottery (iVT) solutions supplier
- Provides server-based gaming technology
- Initial contract with Casinos Slovakia
- Focusing on opportunities across Europe and Asia

Elektronček

- 50% interest acquired
- Commands 55% share of the Macau market
- Traded ahead of expectations
- Positive outlook pending regulatory approvals

PokerTek

- Global distribution (outside North America) and 19% interest
- Initial placements in Victoria, South Africa and UK
- Strong product performance
- Considerable growth potential as approvals received


ARISTOCRAT

Growth Opportunities

	2007	2008	2009	2010
Australia				
- Replacement cycle				
- Software model				
North America				
- Replacement cycle				
- Stepper - video migration				
- New markets				
- 5 reel stepper				
- Wide area products				
- Conversions				
- Downloadable				
Japan				
- Regulation 5				
- Class III casinos				
Russia				
Asia				
- Macau				
- Singapore				
Electronic Tables				
- Interblock				
- PokerTek				
Interactive Video Terminals				

ARISTOCRAT

Outlook

First Half

- Profit after Tax $120 - 125 million
- Underlying* profit growth of c30%
- Underlying* non-Japanese revenue growth of c20%

Full Year - Continued profit growth

Major influences on outcome include:

- Timing of opening up or expansion of new jurisdictions
- Successful launch of new 5 reel steppers in North America
- Success of Regulation 5 games in Japan
- Level of market demand in Australia and North America and the Company's ability to maintain or grow market share in these regions
- Securing of licence approvals in new jurisdictions/new product lines
- Australian dollar vs US dollar and Japanese Yen exchange rates

* Compared to 2006 first half reported results re-stated at 2007 first half monthly exchange rates and adjusting for estimated transactional foreign exchange impacts


ARISTOCRAT

Simon Kelly
Chief Financial Officer and Finance Director


ARISTOCRAT

Income Statement

	2006 $m	2005 $m	Variance %
Total Revenue	1,094.7	1,317.0	(16.9)%
Gross Profit	642.9	679.9	(5.4)%
GP%	*58.7%*	*51.6%*	*+7.1 Points*
Expenses*	(221.1)	(259.6)	+14.8%
Share of Associate PAT	7.2	-	n/a
EBIT (Pre R&D)	430.5	424.2	+1.5%
R&D	(95.2)	(65.8)	(44.7)%
R&D/Revenue%	*8.7%*	*5.0%*	*-3.7 Points*
EBIT	335.3	358.4	(6.4)%
Profit Before Tax	332.9	363.9	(8.5)%
Income Tax Expense	(92.9)	(119.6)	+22.3%
Effective Rate%	*27.9%*	*32.9%*	*+5.0 Points*
Profit After Tax and Minorities	239.0	244.3	(2.2)%

* before R&D, foreign exchange and interest


ARISTOCRAT

Segment Revenue* Split


2005 Segment Revenue by region
Australia/
NZ
"Mature"
24%
$1,300.3
million
Other
"Growth"
9%
North
America
"Growth"
38%


2006 Segment Revenue by region
Other
"Growth"
17%
Australia/
NZ
"Mature"
27%
$1,109.8
million
North
America
"Growth"
51%

* Management Revenue excluding interest


ARISTOCRAT

Business Segmentation*

$m

	Revenue	Segment Profit	Profit After Tax
Australia/NZ	(1.8)%	(0.5)%	(0.5)%
Growth markets	22.4%	41.7%	47.3%
Japan	(86.5)%	(106.4)%	(105.3)%

800
700
600
500
400
300
200
100
-
-100

☐ Australia/NZ ☐ Growth markets ■ Japan

*Actual revenue and percentage change period-on-period


ARISTOCRAT

Operating Cash Flow*



200
150
100
50
-
-50
$m
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Percentage of LTM Revenue
Jun 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Operating Cash Flow
LTM Operating Cash Flow % LTM Revenue

* December 2005 and June 2006 are adjusted for working capital timing differences

ARISTOCRAT

Working Capital



Net Working Capital - % of Last 12 Months Revenue
% of LTM Revenue
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
10% target
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
ARISTOCRAT

Key Financials and Ratios

	2006 $m	2005 $m
EBITDA	366.7	398.1
EBIT (Pre R&D)	430.5	424.2
EBIT	335.3	358.4
Working Capital/Revenue (%)*	7.7%	3.4%
Operating Cash Flow	204.8	393.2
Operating Cash Flow/Revenue (%)	18.7%	29.9%
Net (Debt)/Cash	(40.8)	183.7
Debt/EBITDA*	0.4X	0.4X
EBITDA/Interest Expense*	24.3X	35.4X
Return on Equity*	65.8%	69.5%
Fully Diluted EPS (cents)	50.9	51.1

* Based on preceding 12 month's results


ARISTOCRAT

Simon Kelly
Chief Financial Officer and Finance Director

ARISTOCRAT

Resolutions

ARISTOCRAT

Resolution 1

Financial Statements


ARISTOCRAT

Election of Directors

ARISTOCRAT

Resolution 2
Election of Director:
Mr DJ Simpson


ARISTOCRAT

Resolution 3
Election of Director:
Mrs P Morris

ARISTOCRAT

Resolution 4
Election of Director:
Mr SCM Kelly

Resolution 5
Participation by Mr PN Oneile in the 2007 Long Term Performance Share Plan


ARISTOCRAT

Resolution 6
Participation by Mr SCM Kelly in the 2007 Long Term Performance Share Plan


ARISTOCRAT

Resolution 7
Adoption of
Remuneration Report


ARISTOCRAT

General Business

Conclusion of Formal Meeting


ARISTOCRAT

Thank You


ARISTOCRAT


ARISTOCRAT


RECEIVED

ARISTOCRAT LEISURE LIMITED

ANNUAL GENERAL MEETING

10.30 AM, TUESDAY 1 MAY 2007

BALLROOM 1 AND 2, STAR CITY

80 PYRMONT STREET, PYRMONT NSW

CHAIRMAN, CEO & CFO ADDRESSES

DAVID SIMPSON - CHAIRMAN

GOOD MORNING, LADIES AND GENTLEMEN.

MY NAME IS DAVID SIMPSON.

AS YOUR CHAIRMAN, IT IS MY PLEASURE TO WELCOME SHAREHOLDERS TO THE 12TH ANNUAL GENERAL MEETING OF ARISTOCRAT LEISURE LIMITED.

I WOULD ALSO LIKE TO EXTEND A WARM WELCOME TO THOSE WATCHING THIS ANNUAL GENERAL MEETING BY WAY OF A WEBCAST AND ANY VISITORS.

MAY I NOW REQUEST THAT YOU TURN OFF ALL MOBILE PHONES.

BEFORE PROCEEDING, I WOULD LIKE TO DRAW YOUR ATTENTION TO THE DISCLAIMER THAT APPEARS ON THE SCREEN BEHIND ME AND IN THE POWERPOINT RELEASED TO THE AUSTRALIAN STOCK EXCHANGE.

TURNING TO THE AGENDA FOR TODAY'S MEETING, I NOTE THAT IT IS NOW TEN THIRTY AND THAT THIS IS A PROPERLY CONSTITUTED MEETING.

AS A QUORUM OF 10 SHAREHOLDERS FOR A GENERAL MEETING IS PRESENT, I FORMALLY DECLARE THE 2007 ANNUAL GENERAL MEETING OPEN.

UNLESS THERE ARE ANY OBJECTIONS, I PROPOSE TO TAKE THE NOTICE OF MEETING AS READ.

COPIES OF THE MINUTES OF THE LAST ANNUAL GENERAL MEETING AND COPIES OF THE ANNUAL REPORT ARE AVAILABLE FROM THE RECEPTION DESK OUTSIDE SHOULD YOU REQUIRE THEM.

LET ME NOW INTRODUCE YOU TO THE PEOPLE WHO ARE HERE WITH ME THIS MORNING.

ON MY FAR RIGHT IS BILL BAKER, CHAIR OF THE REGULATORY AND COMPLIANCE COMMITTEE.

SITTING TO THE LEFT OF BILL IS SALLY PITKIN, CHAIR OF THE REMUNERATION COMMITTEE.

NEXT TO SALLY IS SIMON KELLY, OUR CHIEF FINANCIAL OFFICER AND FINANCE DIRECTOR WHO IS STANDING FOR RE-ELECTION TODAY.

NEXT TO ME IS PAUL ONEILE, THE CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR.

ON MY IMMEDIATE LEFT IS BRUCE YAHL, GENERAL MANAGER, COMMERCIAL AND LEGAL, WHO IS ALSO ONE OF OUR TWO COMPANY SECRETARIES.

NEXT TO BRUCE IS PENNY MORRIS, CHAIR OF THE AUDIT COMMITTEE WHO IS STANDING FOR RE-ELECTION TODAY.

NEXT TO PENNY IS ALAN STEELMAN, A MEMBER OF THE AUDIT COMMITTEE.

SITTING NEXT TO PENNY IS ROGER DAVIS, CHAIR OF THE NOMINATION & GOVERNANCE COMMITTEE.

WE ALSO WELCOME ROSS GAVIN AND HIS COLLEAGUES FROM PRICEWATERHOUSECOOPERS, THE COMPANY'S AUDITORS. ROSS GAVIN IS AVAILABLE TO ANSWER QUESTIONS REGARDING THE AUDIT.

I WOULD LIKE TO DRAW YOUR ATTENTION TO THE FACT THAT THIS MEETING IS BEING WEBCAST AND BEING RECORDED TO ENSURE THAT AN ACCURATE AND COMPLETE RECORD OF THE PROCEEDINGS IS KEPT.

BEFORE I MOVE INTO THE RESOLUTIONS TO BE CONSIDERED TODAY, I, TOGETHER WITH PAUL ONEILE AND SIMON KELLY WOULD LIKE TO PROVIDE SOME COMMENTARY ON THE STRATEGY, OPERATIONS AND FINANCIALS OF THE COMPANY.

2006 WAS A SUCCESSFUL BUT SOMEWHAT DIFFICULT YEAR FOR ARISTOCRAT. IT WAS A YEAR IN WHICH THE COMPANY DEMONSTRATED ITS RESILIENCE BY ABSORBING A MAJOR SETBACK RESULTING FROM REGULATION CHANGES IN JAPAN.

THE GLOBAL GAMING MARKET CONTINUES TO EXPAND, CREATING A NUMBER OF NEW OPPORTUNITIES. THE COMPANY IS WELL POSITIONED TO CAPITALISE ON SUCH OPPORTUNITIES FROM A PRODUCT, FINANCIAL AND ORGANISATIONAL PERSPECTIVE. WE HAVE CONTINUED TO STRENGTHEN OUR GLOBAL TEAMS TO ENSURE WE ARE IN A POSITION TO RESPOND QUICKLY AS OPPORTUNITIES ARISE.

IT IS PLEASING TO NOTE THAT WE HAVE CONTINUED OUR MOMENTUM IN THE KEY AREAS OF RESEARCH AND DEVELOPMENT, THE EXTENSION OF OUR PRODUCT RANGE AND THE MAINTENANCE OF ORGANIC GROWTH. WE CONTINUE TO LEVERAGE ARISTOCRAT'S GLOBAL REACH AND SCALE BY AIMING FOR OPERATIONAL EXCELLENCE, THE SHARING OF BEST PRACTICE BETWEEN BUSINESSES AND THE ADOPTION OF COMMON BUSINESS SYSTEMS AND PROCESSES.

THE OPERATING PERFORMANCE REPORTED FOR 2006 IS A CLEAR INDICATION OF THE CONTINUING GROWTH AND FINANCIAL STRENGTH OF THE COMPANY. FOR THE YEAR ENDED 31 DECEMBER 2006, THE COMPANY REPORTED NET PROFIT AFTER TAX AND MINORITIES OF $239 MILLION WHICH, AS PREVIOUSLY MENTIONED, WAS RECORDED DESPITE EXTREMELY DIFFICULT MARKET CONDITIONS IN JAPAN AND GENERALLY SUBDUED TRADING CONDITIONS IN MOST OF OUR OTHER MARKETS.

OUR INVESTMENT IN RESEARCH AND DEVELOPMENT IN 2006 WAS $95 MILLION, AN INCREASE OF 45% ON THE AMOUNT SPENT IN 2005. THIS SIGNIFICANT INVESTMENT WAS FOCUSED ON DELIVERING A BROAD RANGE OF INNOVATIVE AND ENTERTAINING GAMING PRODUCTS, MOST OF WHICH WILL HAVE UNIVERSAL APPEAL. WE BELIEVE THAT AN ONGOING COMMITMENT TO RESEARCH AND DEVELOPMENT IS ESSENTIAL TO THE COMPANY'S CONTINUING SUCCESS. THAT COMMITMENT HAS PERMITTED US TO ASSEMBLE ONE OF THE HIGHEST-QUALITY INTELLECTUAL PROPERTY PORTFOLIOS AND REMAIN A LEADER IN THE GLOBAL GAMING INDUSTRY. WHILE THIS RESEARCH IS PRIMARILY UTILISED IN OUR OWN PRODUCTS, WE ALSO SEEK TO ENHANCE OUR RETURN ON THIS INVESTMENT BY MAKING OUR LIBRARY OF PATENTS AND INTELLECTUAL PROPERTY BROADLY AVAILABLE THROUGH LICENSING.

WE DECLARED TOTAL DIVIDENDS FOR THE YEAR OF 36 CENTS PER SHARE FULLY FRANKED, AN INCREASE OF 6 CENTS PER SHARE OR 20% ON THE PRIOR YEAR. THE COMPANY'S DIVIDEND REINVESTMENT PLAN WAS RE-

ACTIVATED BY THE BOARD AND OPERATED IN RELATION TO THE FINAL DIVIDEND, NO DILUTION WILL RESULT FROM THIS WITH THE SHARES REQUIRED TO SATISFY DRP ENTITLEMENTS BEING ACQUIRED ON-MARKET. I AM PLEASED TO REPORT THAT OVER THREE AND HALF THOUSAND SHAREHOLDERS PARTICIPATED IN THE DRP. THE BOARD WILL CONTINUE TO REVIEW THE QUESTION OF WHETHER THE DRP IS TO OPERATE ON EACH OCCASION THAT A DIVIDEND IS DECLARED.

CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS PAID, TOGETHER WITH ACQUISITION EXPENDITURE AMOUNTED TO $393 MILLION DURING THE YEAR. COMBINED WITH LOWER OPERATING CASH FLOW, THESE INITIATIVES RESULTED IN A $41 MILLION NET DEBT POSITION AT YEAR END. WE RETAIN AMPLE FINANCIAL FLEXIBILITY AND OUR ACTIONS ARE CONSISTENT WITH OUR OVERALL CAPITAL MANAGEMENT OBJECTIVES, NAMELY TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY

STRATEGIC OPPORTUNITIES. THE OUTLOOK FOR CASH FLOW REMAINS POSITIVE, WITH THE BUSINESS REQUIRING LIMITED CAPITAL INVESTMENT TO GROW ORGANICALLY COMBINED WITH TIGHT CONTROLS OVER WORKING CAPITAL AND CONTINUED FOCUS ON CASH FLOW MANAGEMENT. THE BOARD WILL CONTINUE TO PROACTIVELY REVIEW CAPITAL MANAGEMENT INITIATIVES ON AN ONGOING BASIS.

THE BOARD HAS DEVELOPED AN EXCELLENT WORKING RELATIONSHIP WITH MANAGEMENT AND IS COMMITTED TO SUPPORTING ARISTOCRAT'S EFFORTS TO DELIVER SUSTAINABLE AND COMPETITIVE RETURNS TO ITS SHAREHOLDERS. WE ARE ALSO PLEASED TO WELCOME SIMON KELLY TO THE BOARD. SIMON HAS PLAYED A KEY ROLE IN ARISTOCRAT'S OPERATIONAL PERFORMANCE, GOVERNANCE AND STRATEGY OVER THE PAST THREE YEARS IN HIS ROLE AS CHIEF FINANCIAL OFFICER, A PERIOD WHICH HAS SEEN A SUBSTANTIAL INCREASE IN SHAREHOLDER VALUE. WE BELIEVE HE WILL BE A VALUABLE ADDITION TO THE BOARD AND ON BEHALF OF THE DIRECTORS I AM PLEASED TO WELCOME HIM.

THE KEY TO GOOD GOVERNANCE IS TO HAVE A STRONG AND INDEPENDENT BOARD. WE FOCUS ON THOSE AREAS THAT ARE IMPORTANT TO INVESTORS: STRATEGY, RISK MANAGEMENT AND PEOPLE. THE BOARD CONTINUES TO OVERVIEW THE SETTING AND IMPLEMENTATION OF CORPORATE STRATEGY. CORPORATE GOVERNANCE REMAINS A STANDING ITEM AT EVERY BOARD MEETING AND ALL BOARD MEMBERS ARE ENCOURAGED TO CONTRIBUTE TO DISCUSSION AT BOARD AND COMMITTEE MEETINGS. OUR RISK MANAGEMENT PROCESSES HAVE CONTINUED TO BE A MAJOR FOCUS DURING 2006 WITH REPORTS ON PROGRESS IN TERMS OF RISK STATUS AND MITIGATION CONSIDERED AT EVERY BOARD MEETING.

THE COMPANY CONTINUES TO FACE VARIOUS PROCEEDINGS BROUGHT AGAINST IT. I DO NOT PROPOSE TO COMMENT ON THIS LITIGATION OTHER THAN TO SAY THAT WE WILL CONTINUE TO DEFEND THESE ACTIONS. WE WILL ALSO CONTINUE TO PROTECT THE COMPANY'S INTELLECTUAL PROPERTY RIGHTS GLOBALLY THROUGH LITIGATION WHERE APPROPRIATE.

FINALLY, I WOULD LIKE TO THANK THE COMPANY'S STAFF FOR THE VERY VALUABLE CONTRIBUTION THAT THEY MADE TO THE RESULT THIS YEAR. THE BOARD APPRECIATES THE EFFORT THAT WAS MADE BY EACH AND EVERY ONE OF THEM. I WOULD ALSO LIKE TO THANK MY COLLEAGUES ON THE BOARD, SHAREHOLDERS AND CUSTOMERS FOR THEIR SUPPORT IN 2006.

I WILL NOW INVITE PAUL ONEILE, THE COMPANY'S MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER, TO ADDRESS THE MEETING.

HE WILL BE FOLLOWED BY SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER AND FINANCE DIRECTOR, WHO WILL DISCUSS THE COMPANY'S FINANCIAL RESULTS.

PAUL ONEILE - CEO

THANK YOU DAVID, GOOD MORNING, LADIES AND GENTLEMEN.

I WOULD LIKE TO ADD MY WELCOME TO THAT ALREADY EXTENDED TO YOU BY THE CHAIRMAN.

IT IS VERY PLEASING FOR ME TO BE AGAIN ABLE TO PRESENT TO YOU STRONG RESULTS FOR 2006, WHICH WERE DELIVERED DESPITE PARTICULARLY ADVERSE MARKET CONDITIONS IN JAPAN WHICH AFFECTED ALL COMPETITORS IN THAT MARKET.

THESE RESULTS WOULD NOT HAVE BEEN POSSIBLE WITHOUT THE OUTSTANDING EFFORTS OF OUR TEAM OF DEDICATED AND HIGHLY CAPABLE PEOPLE AROUND THE WORLD.

I AM PLEASED TO REPORT THAT THE RESULTS WERE IN LINE WITH THE EXPECTATIONS WE SET EARLIER IN 2006 AND REFLECT STRONG OVERALL GROWTH IN OUR NON-JAPANESE BUSINESSES.
NET PROFIT AFTER TAX WAS $239 MILLION, DOWN 2% ON THE PREVIOUS YEAR'S RECORD RESULT.

WE EXPERIENCED PROFIT GROWTH IN ALL OF OUR MAJOR TRADING MARKETS WITH THE EXCEPTION OF JAPAN AND

NEW ZEALAND. NORTH AMERICA LED THE WAY WITH A PROFIT INCREASE OF 39%.

WE SPENT $95 MILLION ON RESEARCH AND DEVELOPMENT, AN INCREASE OF 45% YEAR ON YEAR, DEMONSTRATING OUR CONTINUED COMMITMENT TO INNOVATION AND INVESTING IN OUR FUTURE.

OPERATING CASH FLOW REMAINED STRONG, AT $205 MILLION.

WE PAID A FINAL DIVIDEND OF 24 CENTS PER SHARE FULLY FRANKED – WHICH TAKES THE TOTAL DIVIDEND FOR 2006 TO 36 CENTS, A 20% INCREASE ON 2005. THIS REPRESENTS A TOTAL PAYOUT OF 71% OF EARNINGS.

FROM A CAPITAL MANAGEMENT PERSPECTIVE, WE HAVE NOW COMPLETED JUST OVER 50% OF OUR CURRENT $100 MILLION ON-MARKET SHARE BUY-BACK AND THIS PROGRAMME CONTINUES.

ANOTHER IMPORTANT ASPECT OF 2006 WAS THE COMPLETION OF THREE STRATEGIC ACQUISITIONS, ACE INTERACTIVE, A 50% INTEREST IN ELEKTRONCEK AND AN INTEREST OF NEARLY 20% IN POKERTEK, INC. I WILL RETURN TO THESE KEY STRATEGIC ACQUISITIONS LATER IN THE PRESENTATION.

IN SUMMARY, OUR 2006 RESULTS REFLECT THREE KEY ACHIEVEMENTS FOR ARISTOCRAT.

FIRSTLY, WE ANTICIPATED THE SIGNIFICANT IMPACT THAT REGULATORY CHANGE WAS GOING TO HAVE ON THE JAPANESE RESULTS AND RESPONDED ACCORDINGLY. WE WERE ABLE TO GROW PROFITABILITY OF OUR NON-JAPANESE BUSINESSES BY 27%, VIRTUALLY OFFSETTING THE $94 MILLION PROFIT DOWNTURN IN JAPAN. THIS DEMONSTRATES THE STRENGTH OF OUR GLOBAL BUSINESS.

SECOND, WE DELIVERED THIS RESULT EVEN WITH AN ADDITIONAL $30 MILLION SPENT ON RESEARCH AND DEVELOPMENT. THIS WAS FULLY EXPENSED DURING THE YEAR AND THUS IMPACTED DIRECTLY ON OUR PROFIT & LOSS ACCOUNT. THIS INVESTMENT WILL BE RECOUPED IN FUTURE YEARS.

IN ADDITION, THE RESULT WAS ACHIEVED DESPITE SUBDUED TRADING CONDITIONS IN ALMOST EVERY MARKET IN WHICH WE OPERATE.

I WILL NOW GO THROUGH THE RESULTS FOR EACH OF OUR MARKETS, NAMELY AUSTRALASIA, NORTH AMERICA, JAPAN AND OTHER MARKETS.

STARTING WITH THE COMBINED AUSTRALIAN AND NEW ZEALAND MARKETS.

COMBINED OVERALL REVENUE FROM BOTH MARKETS DECLINED 1.8% WITH THE GROWTH IN AUSTRALIA BEING OFFSET BY A SIGNIFICANT DROP IN NEW ZEALAND.

IN AUSTRALIA, REVENUE INCREASED BY 1.9% FOLLOWING THREE YEARS OF PERIOD-ON-PERIOD DECLINES. PROFIT INCREASED 2.7% TO $110 MILLION.

THESE IMPROVEMENTS REFLECT THE FIRST SIGNS OF A POSITIVE CHANGE IN MARKET SENTIMENT AND THE CONTINUING SUCCESS OF THE COMPANY'S PREMIUM PRODUCT PORTFOLIO.

THE MARKET REMAINS A DIFFICULT ONE, CHARACTERISED BY OPERATOR UNCERTAINTY ARISING FROM INCREASED HARM MINIMISATION MEASURES, THE IMPACT OF

UNIT SALES WERE IMPACTED BY TECHNICAL ISSUES WHICH PREVENTED THE FULL COMMERCIAL LAUNCH OF OUR STEPPER (OR MECHANICAL REEL) PRODUCT.
WE CONTINUED TO INCREASE OUR SHARE OF CLASS III UNIT SALES, NOTABLY IN THE KEY GAMING JURISDICTIONS OF NEVADA, NEW JERSEY AND MISSISSIPPI.

OPERATOR RESISTANCE TO PARTICIPATION UNITS IMPACTED THE OVERALL INSTALLED BASE WHICH ONLY MARGINALLY INCREASED.

SYSTEMS REVENUE INCREASED BY 18% AS A RESULT OF IMPROVED SALES OF OASIS™ SYSTEMS AND OUR TICKET IN TICKET OUT TECHNOLOGY. FOLLOWING THE MOMENTUM OF 2005, THE COMPANY'S INSTALLED BASE OF SYSTEMS CUSTOMERS CONTINUED TO GROW WITH OVER 184,000 MACHINES NOW CONNECTED TO OASIS™.

TURNING NOW TO JAPAN.

AS INDICATED AT OUR ANNUAL GENERAL MEETING LAST YEAR, THE TRANSITIONING TO REGULATION 5 CAUSED UNCERTAINTY IN THE MARKETPLACE THROUGHOUT 2006. AS A RESULT, WE ONLY RELEASED ONE NEW PRODUCT DURING THE YEAR, WITH TOTAL SALES FALLING FROM 98,000 UNITS TO 12,000 UNITS, AN 88% DECREASE.

REVENUE DECLINED 87% RESULTING IN A LOSS OF $5.6 MILLION FOR THE YEAR, COMPARED WITH A PROFIT OF $88

MILLION IN 2005. THIS LOSS INCLUDES AN INVENTORY CHARGE OF $7.4 MILLION RELATING TO UNIQUE COMPONENTS OF UNSOLD KYOJIN-NO-HOSHI 3™ GAMES, WHICH, TOGETHER WITH THE COMBINATION OF SHARPLY LOWER REVENUES AND FIXED COST STRUCTURES, NEGATIVELY IMPACTED MARGIN.

THE COMPANY'S FIRST REGULATION 5 GAME, KAIDO-OH™ WHICH WAS LAUNCHED LATE IN 2006 HAD SOLD OVER 10,000 UNITS BY YEAR END.

THIS WAS A VERY CREDIBLE RESULT, PLACING IT AMONGST THE BEST SELLING REGULATION 5 GAMES LAUNCHED TO DATE.

TURNING NOW TO OTHER MARKETS.

WE DELIVERED STRONG REVENUE AND PROFIT GROWTH ACROSS ALL OF OUR OTHER MARKETS – BEING ASIA PACIFIC, EUROPE, SOUTH AFRICA AND SOUTH AMERICA. THESE RESULTS WERE DELIVERED DESPITE NO SALES TO RUSSIA DURING THE YEAR.

IN ASIA PACIFIC, PROFIT INCREASED BY OVER 30% REFLECTING THE OUTSTANDING PERFORMANCE OF OUR PRODUCTS IN THIS RAPIDLY EXPANDING GAMING ENVIRONMENT. WE REMAIN THE LEADING SUPPLIER ACROSS THE REGION.

IN MACAU, OUR PRODUCTS CONTINUED TO PERFORM WELL, ENABLING US TO MAINTAIN AND BUILD ON OUR MARKET LEADING POSITION WHERE OUR MARKET SHARE IS NOW OVER 50%.

WE ALSO ENJOYED SUCCESS WITH OUR SYSTEMS BUSINESS IN MACAU WITH BOTH THE BABYLON CASINO AT FISHERMAN'S WHARF AND SJM'S FLAGSHIP PROPERTY, THE GRAND LISBOA, OPENING WITH ARISTOCRAT SYSTEMS.

ELSEWHERE IN THE REGION, PRODUCT SALES TO MALAYSIA, VIETNAM, SOUTH KOREA AND CAMBODIA SHOWED STRONG GROWTH AND WE CONTINUED TO INSTALL RECURRING REVENUE UNITS IN THE PHILIPPINES. IN SINGAPORE, WE HAVE MAINTAINED AN 80% SHARE OF THE CLUB MARKET INSTALLED BASE.

IN EUROPE, REVENUE, EXCLUDING RUSSIA, INCREASED BY OVER 29%, MORE THAN OFFSETTING THE DECLINE IN RUSSIAN SALES. THIS IMPROVEMENT WAS LED BY STRONG SALES IN A NUMBER OF JURISDICTIONS INCLUDING FRANCE, SLOVENIA, GERMANY AND THE NETHERLANDS. OUR SUCCESS IN THESE MARKETS WAS A RESULT OF OUR PRODUCTS CONTINUING TO OUTPERFORM.

OUR SOUTH AFRICAN BUSINESS DELIVERED RECORD REVENUE AND PROFITABILITY. THIS RESULT WAS LARGELY DRIVEN BY CONTINUED SUCCESS IN THE LIMITED PAYOUT

MACHINE, OR LPM, MARKET WHERE WE MAINTAIN A 73% MARKET SHARE.

IN SOUTH AMERICA, REVENUE AND PROFIT INCREASED BY OVER 100% AS SALES INCREASED TO KEY ACCOUNTS UNDER OUR LOW RISK DISTRIBUTION POLICY.

NOW TURNING TO OUR NEW BUSINESSES.

AS I MENTIONED EARLIER, 2006 SAW US COMPLETE THREE STRATEGIC ACQUISITIONS. THESE BROADEN OUR PRODUCT RANGE, EXTEND OUR PATENT PORTFOLIO AND INTRODUCE NEW TECHNOLOGY FOR SERVER-BASED GAMING OPPORTUNITIES FOR THE FUTURE.

WE ACQUIRED THE SWEDISH BASED COMPANY, ESSNET INTERACTIVE, NOW NAMED ACE INTERACTIVE. ACE DESIGNS, DEVELOPS AND MARKETS INTERACTIVE VIDEO LOTTERY SOLUTIONS AND TERMINALS AND IMPORTANTLY PROVIDES ARISTOCRAT WITH THE TECHNOLOGY FOR SERVER-BASED GAMING SOLUTIONS, WHICH WILL PLAY AN INCREASINGLY IMPORTANT ROLE IN THE GAMING INDUSTRY IN THE YEARS AHEAD.

IN NOVEMBER ACE CONTRACTED WITH CASINOS SLOVAKIA TO PROVIDE A "THIN CLIENT" SERVER BASED GAMING SYSTEM WHICH WILL ENABLE THEM TO REMOTELY MANAGE AND CONTROL THE GAME CONTENT AND

PERFORMANCE OF THEIR MACHINES FROM THEIR HEAD OFFICE.

ACE IS ALSO FOCUSSING ON A NUMBER OF LOTTERY BASED PROJECTS ACROSS EUROPE AND ASIA.

ALTHOUGH REVENUES WILL BE RELATIVELY MODEST THIS YEAR, I EXPECT ACE WILL BEGIN TO MAKE A LARGER CONTRIBUTION IN THE NEAR FUTURE.

WE ALSO SECURED A 50% EQUITY INTEREST IN ELEKTRONCEK, A COMPANY BASED IN SLOVENIA, WHICH DESIGNS AND MANUFACTURES A RANGE OF ELECTRO-MECHANICAL, MULTI-TERMINAL GAMING PRODUCTS, INCLUDING ROULETTE, BLACK JACK AND SIC BO.

ELEKTRONCEK, WHICH OPERATES UNDER THE INTERBLOCK BRAND, HAS TRADED AHEAD OF EXPECTATIONS SINCE ACQUISITION, WITH STRONG SALES TO EUROPE AND MACAU, WHERE ITS PRODUCT COMMANDS A 55% SHARE OF THE MULTI-TERMINAL INSTALLED BASE. DURING THE YEAR INTERBLOCK PRODUCT WAS ALSO LAUNCHED IN NORTH AMERICA.

I EXPECT CONTINUING GROWTH IN REVENUE AND PROFIT FROM ELEKTRONCEK AS ITS PRODUCT PORTFOLIO IS EXPANDED AND REGULATORY APPROVALS ARE RECEIVED ACROSS GLOBAL GAMING JURISDICTIONS.

IN ADDITION, WE SIGNED A DISTRIBUTION AGREEMENT WITH POKERTEK INC. UNDER WHICH WE HAVE THE RIGHTS TO DISTRIBUTE THE INNOVATIVE, ELECTRONIC POKER TABLES OUTSIDE NORTH AMERICA. TABLES HAVE ALREADY BEEN SUCCESSFULLY INSTALLED IN VICTORIA, SOUTH AFRICA AND THE UNITED KINGDOM AND IN EACH CASE PERFORMANCE IS VERY STRONG. WE EXPECT CONSIDERABLE GROWTH AS THIS PRODUCT RECEIVES APPROVAL FROM THE VARIOUS GLOBAL GAMING JURISDICTIONS.

DURING THE YEAR WE ALSO SECURED A 19% SHAREHOLDING IN POKERTEK INC.

I WOULD NOW LIKE TO PROVIDE AN UPDATE AS TO HOW THE MORE SIGNIFICANT OPPORTUNITIES AND INITIATIVES ARE LIKELY TO CONTRIBUTE TO OUR GROWTH OVER THE NEXT FEW YEARS.

IN AUSTRALIA, MARKET SENTIMENT HAS BEEN GENERALLY POSITIVE. IN NEW SOUTH WALES, MUCH OF THE OPERATOR EXPENDITURE IS GOING INTO PREPARING THEIR FACILITIES FOR SMOKING BANS WHICH COME INTO FULL EFFECT IN JULY THIS YEAR. AS A RESULT, THE HARDWARE REPLACEMENT CYCLE REMAINS DEPRESSED. AS WE MOVE THROUGH 2007 WE ANTICIPATE THE SPEND WILL START TO BE REDIRECTED TOWARDS THE GAMING FLOOR ITSELF AND WE THEREFORE EXPECT AN INCREASE

IN REPLACEMENTS FROM 2008. IN THE MEANTIME, SOFTWARE SALES WILL BE A FOCUS.

NORTH AMERICA REMAINS THE MOST SIGNIFICANT OPPORTUNITY IN DOLLAR TERMS. AS YOU CAN SEE HERE, THERE ARE A NUMBER OF CATALYSTS SUPPORTING THIS VIEW.

THE REPLACEMENT CYCLE IS EXPECTED TO BEGIN TO PICK UP DURING THE COURSE OF 2008 AFTER A NUMBER OF YEARS OF SOFT DEMAND.

WE WILL SEE THE ONGOING MIGRATION OF STEPPER TO VIDEO AND TO LOW DENOMINATION. GIVEN OUR COMPETITIVE ADVANTAGE IN THESE AREAS, I EXPECT US TO CONTINUE TO GROW MARKET SHARE.

NEW JURISDICTIONS WILL EXPAND THE OVERALL MARKET AS GAMING IS INTRODUCED ACROSS MORE STATES, ALTHOUGH THIS REMAINS A VERY FLUID SITUATION.

THE INTRODUCTION OF NEW PRODUCT LINES SUCH AS OUR 5 REEL STEPPER AND OUR MULTI-SITE PROGRESSIVES WILL BUILD MOMENTUM IN SEGMENTS IN WHICH WE HAVE NOT COMPETED TO DATE.

AS OUR INSTALLED BASE OF MARK VI PRODUCTS GROWS AND AGES, AND AS THE NORTH AMERICAN MARKET

MATURES AND EMBRACES VIDEO SLOTS, THE SALE OF CONVERSIONS BECOMES A REAL OPPORTUNITY FOR US.

WE SHALL CONTINUE TRIALLING OUR DOWNLOADABLE GAMES DURING 2007. I EXPECT DOWNLOADABLE AND SERVER BASED GAMING TECHNOLOGIES TO EVOLVE OVER THE NEXT 5 YEARS BUT IT IS UNLIKELY THESE WILL PROVIDE A MEANINGFUL RETURN BEFORE 2009.

IN JAPAN, THE OUTLOOK FOR REGULATION 5 GAMES IS IMPROVING AS WE APPROACH THE DEADLINE FOR MANDATORY REPLACEMENT IN THE MIDDLE OF THIS YEAR. I THEN EXPECT THE MARKET TO GRADUALLY RETURN TO MORE NORMAL LEVELS IN 2008.

WE EXPECT TO SEE THE APPROVAL OF COMMERCIAL CASINOS IN JAPAN WITHIN TWO YEARS, ALTHOUGH IT IS LIKELY THAT THIS WILL INITIALLY BE ON A SMALL SCALE.

IN EUROPE, THE RUSSIAN MARKET IS LIKELY TO REMAIN STAGNANT UNTIL 2009. GIVEN THE PROSPECTIVE LICENCING REQUIREMENTS, THE MARKET SHOULD BE MUCH BETTER SUITED TO THE LARGER PLAYERS, SUCH AS OURSELVES, IN THE FUTURE WHEN IT DOES RE-OPEN.

WE EXPECT GROWTH TO CONTINUE IN MACAU, AS WELL AS THE DEVELOPMENT OF SINGAPORE'S NEW CASINOS. THESE ARE LIKELY TO SEE A BROADER OPENING UP OF GAMING MARKETS IN THE ASIAN REGION.

ELECTRONIC TABLE GAMING WILL BUILD MOMENTUM OVER 2007 AS PLAYERS AND OPERATORS EMBRACE THE ENHANCED GAMING EXPERIENCE THAT THESE PRODUCTS PROVIDE. THE POTENTIAL OF THESE PRODUCTS IS CONTINGENT ON REGULATORY APPROVALS IN MANY JURISDICTIONS.

FINALLY, I EXPECT OUR ACE INTERACTIVE PRODUCT OFFERINGS TO BEGIN TO CONTRIBUTE TO EARNINGS AS GLOBAL OPPORTUNITIES DEVELOP, ALTHOUGH IT WILL BE SOME TIME BEFORE THE FULL POTENTIAL OF THIS BUSINESS IS REALISED.

TURNING TO THE OUTLOOK FOR THE CURRENT HALF AND BEYOND.

BASED ON PRELIMINARY, UNAUDITED YEAR-TO-DATE MANAGEMENT RESULTS AND CURRENT TRADING MOMENTUM, WE EXPECT FIRST HALF PROFIT AFTER TAX FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2007 TO BE IN THE REGION OF $120 - $125 MILLION. THIS COMPARES WITH THE $104.7 MILLION REPORTED IN THE FIRST HALF OF 2006, AN INCREASE OF APPROXIMATELY 15 - 20%.

AT LIKE-FOR-LIKE EXCHANGE RATES, IN LOCAL CURRENCY TERMS, THE UNDERLYING PROFIT INCREASE IS APPROXIMATELY 30% WITH UNDERLYING NON-JAPANESE REVENUE UP AROUND 20%.

THE EXPECTED IMPROVEMENT IN THE FIRST HALF IS DRIVEN BY STRONG SALES IN DEVELOPING MARKETS AND A MARKED IMPROVEMENT IN RESULTS IN JAPAN, OFFSET BY INCREASED INVESTMENT IN RESEARCH AND DEVELOPMENT AND THE ADVERSE IMPACT OF THE STRONG AUSTRALIAN DOLLAR ON FOREIGN DENOMINATED EARNINGS.

IN RELATION TO THE AUSTRALIAN BUSINESS, AS I MENTIONED EARLIER, NEW SOUTH WALES OPERATORS HAVE BEEN FOCUSING THEIR CAPITAL EXPENDITURE ON THEIR FACILITIES, AHEAD OF THE SMOKING BANS WHICH COME INTO EFFECT IN JULY. AS A RESULT, THE SPEND ON SLOT MACHINES HAS BEEN LIMITED, WITH THE REPLACEMENT CYCLE SLOW AND SIGNIFICANT PRICE COMPETITION FROM OTHER MANUFACTURERS.

AT THE SAME TIME, THE ANTICIPATED APPROVAL OF TICKET-IN, TICKET-OUT, HAS NOT YET COME TO FRUITION AND WE HAVE EXPERIENCED DELAYS IN THE APPROVAL OF OUR INTERBLOCK AND POKERTEK PRODUCTS WHICH HAVE LIMITED OUR POTENTIAL TO DRIVE INCREMENTAL SALES.

IN NORTH AMERICA, OUR VOLUMES REMAIN BROADLY IN LINE WITH THE FIRST HALF OF 2006, DESPITE A DECLINE IN THE LEVEL OF REPLACEMENT SALES AND ONLY VERY LIMITED NEW MARKET OPPORTUNITIES IN THE HALF. WHILE WE ARE SEEING THE BENEFITS OF HIGHER

AVERAGE SELLING PRICES, THESE ARE PARTIALLY OFFSET BY INCREASED INFRASTRUCTURE COSTS.

THE NEW 5 REEL STEPPER IS WELL ON TRACK, HAVING RECEIVED APPROVAL IN NEVADA AND GLI, WITH INITIAL TESTING PROVING POSITIVE. WE EXPECT THE FIRST SHIPMENTS, IN LIMITED NUMBERS, DURING JUNE, BEFORE MOVING INTO FULL ROLLOUT OVER THE COURSE OF THE SECOND HALF.

PARTICIPATION PLACEMENTS ARE RUNNING BROADLY IN LINE WITH OUR EXPECTATIONS.

GROWTH IN EUROPE, SOUTH AFRICA AND ASIA WILL BE A KEY CONTRIBUTOR TO THE FIRST HALF AND FULL YEAR RESULTS AS WE CONTINUE TO CAPTURE A SUBSTANTIAL SHARE OF THESE RAPIDLY EXPANDING MARKETS. SPECIFICALLY, IN MACAU, OUR PRODUCT CONTINUES TO PERFORM WELL AND THAT IS REFLECTED IN OUR MARKET SHARE THERE. AT THE SAME TIME, INTERBLOCK PRODUCT ALSO CONTINUES TO SECURE OVER 50% OF THE MUTI-TERMINAL SEGMENT IN THIS KEY STRATEGIC MARKET.

AT THIS POINT I AM VERY PLEASED TO REPORT THAT WE HAVE SECURED A 63% SHARE OF THE SLOT FLOOR OF THE NEW VENETIAN MACAU WHICH IS DUE TO OPEN IN JULY. THIS CASINO WILL OPEN WITH APPROXIMATELY 4,100 SLOTS, ALMOST DOUBLING THE SIZE OF THE MACAU

MARKET AND WILL BE THE LARGEST CASINO TO OPEN TO DATE.

IN JAPAN, NEW INDUSTRY REGULATIONS, KNOWN AS REGULATION 5, COME INTO FULL EFFECT IN MID 2007 AND ARE EXPECTED TO DRIVE MARKET DEMAND. OVER THE MAY TO SEPTEMBER PERIOD SOME 1.4 MILLION OLD NON COMPLIANT UNITS MUST BE REPLACED, WITH PEAK REMOVALS OF AROUND 700,000 UNITS EXPECTED IN JULY.

AT THIS STAGE THE MARKET IS BEING FLOODED WITH NEW TITLES, WITH SOME 50 GAMES BEING MARKETED. THIS CONTRASTS WITH THE HANDFUL OF GAMES THAT OPERATORS HAVE TRADITIONALLY HAD TO CHOOSE FROM. WITH THIS LEVEL OF CHOICE, IT APPEARS AS IF OPERATORS ARE BEING MORE CAUTIOUS IN THEIR PURCHASING AND WE MAY EVEN SEE REPLACEMENTS NOT BEING COMMITTED TO UNTIL AFTER THE REQUISITE REMOVALS.

WE ARE WELL PLACED TO CAPITALISE ON THIS OPPORTUNITY WITH A TOTAL OF 7 REGULATION 5 GAMES APPROVED AND A FURTHER 12 IN VARYING STAGES OF DEVELOPMENT OR APPROVAL. HOWEVER, THE LARGE NUMBER OF COMPETITIVE GAME RELEASES, UNCERTAINTY OVER PLAYER AND OPERATOR ACCEPTANCE OF THE NEW REGULATION 5 GAMES AND THE EXACT TIMING OF MARKET DEMAND MAKES FORECASTING THE LEVEL AND TIMING OF UNIT SALES PARTICULARLY DIFFICULT.

WE EXPECT TO SELL AROUND 20,000 UNITS IN THE FIRST HALF, WHICH CLOSES AHEAD OF THE PEAK DEMAND MONTHS. THE FINAL NUMBER OF UNITS SOLD WILL BE A KEY DETERMINANT ON THE LEVEL OF FIRST HALF PROFITABILITY.

WE CONTINUE TO INVEST IN RESEARCH AND DEVELOPMENT TO ENSURE THAT WE ARE AT THE FOREFRONT OF INNOVATION IN THE INDUSTRY. WHILE IT WOULD BE EASY TO DEFER R&D EXPENDITURE IN FAVOUR OF SHORT TERM REPORTED PROFITABILITY, WE ARE COMMITTED TO ENSURING THE LONG TERM SUSTAINABILITY OF ARISTOCRAT AND TO THAT END I BELIEVE IT IS IMPORTANT THAT WE CONTINUE TO INVEST FOR OUR FUTURE. AT THE HALF, ON A TWELVE MONTH ROLLING BASIS, I ANTICIPATE RESEARCH AND DEVELOPMENT WILL REPRESENT AROUND 9% OF REVENUES.

AS WE START TO DELIVER THE BENEFITS OF INCREASED R&D SPEND OVER THE PAST TWELVE MONTHS, I EXPECT THIS RATIO TO DECLINE BACK TOWARDS HISTORIC LEVELS.

FOR THE FULL YEAR, WE REMAIN CONFIDENT THAT MOMENTUM IN THE BUSINESS OVERALL AND THE UNDERLYING MARKET OUTLOOK IN MOST JURISDICTIONS IS POSITIVE AND THAT WE WILL POST ONGOING PROFIT

GROWTH. THE FINAL RESULT WILL BE INFLUENCED BY A NUMBER OF FACTORS, INCLUDING:

- THE TIMING OF THE OPENING UP OR EXPANSION OF NEW JURISDICTIONS AND THE SUCCESSFUL LAUNCH OF THE NEW 5 REEL STEPPERS IN NORTH AMERICA;

- SUCCESS OF OUR REGULATION 5 GAMES IN JAPAN;

- THE LEVEL OF MARKET DEMAND IN AUSTRALIA AND NORTH AMERICA AND OUR ABILITY TO MAINTAIN OR GROW OUR MARKET SHARE IN THESE REGIONS;

- THE SECURING OF LICENCING APPROVALS FOR BOTH NEW JURISDICTIONS AND NEW PRODUCT LINES; AND

- THE LEVEL OF THE AUSTRALIAN DOLLAR RELATIVE TO THE US DOLLAR AND JAPANESE YEN OVER THE BALANCE OF THE YEAR

BEYOND 2007, OUR CONFIDENCE IN THE GROWTH POTENTIAL OF THE COMPANY REMAINS HIGH AND WE CONTINUE TO SUBSTANTIALLY INCREASE OUR INVESTMENT IN RESEARCH AND DEVELOPMENT TO ENSURE THAT WE ARE WELL PLACED TO CAPTURE OUR SHARE OF THE GLOBAL EXPANSION OF GAMING.

I WILL NOW ASK SIMON KELLY, OUR CHIEF FINANCIAL OFFICER, TO TAKE A MORE DETAILED LOOK AT THE FINANCIALS FOR 2006.

THANK YOU

SIMON KELLY - CFO

THANK YOU PAUL AND GOOD MORNING LADIES AND GENTLEMEN

PRIOR TO THE RESOLUTION TO RECEIVE THE 2006 ACCOUNTS, I WOULD LIKE TO PROVIDE A BRIEF OVERVIEW OF OUR FINANCIAL RESULTS AND POSITION FOR LAST YEAR.

YOU WILL NOTE THAT WE HAVE INCLUDED A DETAILED EXPLANATION OF KEY FACTORS IMPACTING THE COMPANY'S REPORTED RESULTS AND FINANCIALS AS PART OF THE MANAGEMENT DISCUSSION AND ANALYSIS IN THE 2006 ANNUAL ACCOUNTS.

FIRSTLY, TURNING TO THE PROFIT AND LOSS ACCOUNT

TOTAL REVENUE FELL BY 16.9%, PRIMARILY DRIVEN BY A $323 MILLION DECLINE IN JAPAN. EXCLUDING JAPAN, MANAGEMENT REVENUE GROWTH WAS 14.3%.

IN ADDITION TO THE DECLINE IN JAPAN, NEW ZEALAND ALSO RECORDED A REVENUE FALL. HOWEVER, ALL OTHER MARKETS RECORDED REVENUE GROWTH.

GROSS PROFIT IMPROVED BY 7.1 PERCENTAGE POINTS TO 58.7%, OUR SEVENTH SUCCESSIVE REPORTING PERIOD OF MARGIN GROWTH.

EXPENSES BEFORE R&D , FX AND INTEREST WERE DOWN 14.8% IN REPORTED TERMS, REFLECTING A NUMBER OF SIGNIFICANT ITEMS, INCLUDING LOWER LEGAL COSTS AND A DECREASE IN JAPANESE AGENTS' COMMISSIONS.

EXCLUDING THESE AMOUNTS, EXPENSES INCREASED 6.2% DUE TO COST OF LIVING ADJUSTMENTS AND INCREASED INFRASTRUCTURE COSTS ASSOCIATED WITH BUILDING OUR CAPABILITY TO EXECUTE OPPORTUNITIES AS THEY ARISE.

THE SHARE OF ASSOCIATE PROFIT AFTER TAX REPRESENTS OUR 50% OWNERSHIP INTEREST IN THE POST TAX PROFIT OF THE ELEKTRONCEK BUSINESS SINCE ACQUISITION.

EBIT BEFORE R&D COSTS INCREASED 1.5% WITH REVENUE AND MARGIN GROWTH FROM NON-JAPANESE BUSINESSES EFFECTIVELY OFFSETTING THE $94 MILLION PROFIT TURNAROUND IN JAPAN.

AS PAUL HAS ALREADY MENTIONED, WE INCREASED RESEARCH AND DEVELOPMENT SPEND BY $29 MILLION. ALL R&D SPEND WAS FULLY EXPENSED TO THE P&L IN THE PERIOD. AS A RESULT, THIS INCREASE WAS A DIRECT HIT TO THE BOTTOM LINE.

PROFIT AFTER TAX OF $239 MILLION REPRESENTS A MARGINAL DECLINE ON 2005.

IN OVERALL TERMS, THE UNDERLYING RESULT REFLECTS A CONTINUATION OF THE KEY DRIVERS I HAVE SPOKEN ABOUT PREVIOUSLY, NAMELY:

- GLOBAL VOLUME GROWTH;
- IMPROVED PRICING;
- COST EFFICIENCIES PARTICULARLY IN THE SUPPLY CHAIN; AND
- LEVERAGE OF FIXED COST STRUCTURES

AT THE SAME TIME, WE CONTINUE TO SIGNIFICANTLY INVEST IN R&D, INFRASTRUCTURE, SKILLS AND CAPABILITY.

NOW LOOKING AT THE OVERALL PORTFOLIO OF OUR BUSINESSES AND THEIR RESPECTIVE CONTRIBUTIONS.

THIS CHART SHOWS THE OVERALL MIX OF OUR REVENUE VERSUS 2005.

I HAVE ANALYSED OUR REVENUES BASED ON THE DIFFERENT UNDERLYING NATURE AND MATURITY OF THE KEY MARKETS FROM WHICH THEY ARE DERIVED.

IN ESSENCE, THESE MARKETS FALL INTO ONE OF THREE CATEGORIES:

- THOSE THAT ARE MATURE, SUCH AS AUSTRALIA AND NEW ZEALAND, WHERE GROWTH IS CONSTRAINED BY REGULATORY MEASURES AND CAPS ON UNIT NUMBERS;

- THE JAPANESE MARKET WHICH OPERATES ITS OWN UNIQUE STYLE OF GAMING, UNLIKE ANYWHERE ELSE IN THE WORLD; AND

- ALL OTHER MARKETS WHICH HERE I HAVE LABELLED "GROWTH MARKETS" IN RECOGNITION OF THE FACT THAT THESE MARKETS ARE IN DIFFERING STAGES OF DEVELOPMENT.

THE COMPARISON PERIOD-ON-PERIOD HAS OF COURSE BEEN DISTORTED BY THE REVENUE DECLINE IN JAPAN. HOWEVER YOU CAN SEE THAT THE BIGGEST SINGLE CHANGE IS THE INCREASE IN THE OVERALL CONTRIBUTION

OF THE GROWTH MARKETS SEGMENT WHICH COMPRISED 68% OF THE RESULT, UP FROM 47% A YEAR AGO.

TURNING NOW TO THE ACTUAL DOLLAR SIZE OF THESE THREE CATEGORIES AND THEIR UNDERLYING GROWTH.

THE DOLLAR CONTRIBUTION TO REVENUE, SEGMENT PROFIT AND PROFIT AFTER TAX OF EACH CATEGORY IS SHOWN HERE BY THE COLOURED BARS.

THE PERCENTAGES SHOWN REPRESENT PERIOD-ON-PERIOD CHANGE COMPARED WITH 2005.

DESPITE THE LOSS IN JAPAN, YOU CAN SEE THAT IN DOLLAR TERMS THIS WAS RELATIVELY MINOR WHEN COMPARED WITH THE LEVEL OF REVENUE AND PROFITABILITY DERIVED FROM OTHER MARKETS.

IN THE MATURE AUSTRALIAN AND NEW ZEALAND MARKETS, REVENUE AND PROFITABILITY DECLINED MARGINALLY. THESE REMAIN VERY IMPORTANT MARKETS FOR US WHICH DO HOLD POTENTIAL, ALTHOUGH CLEARLY THIS IS MORE MODEST IN OVERALL TERMS, WHEN COMPARED WITH THE POTENTIAL OF THOSE I HAVE TERMED AS "GROWTH".

YOU CAN SEE THAT IN RELATIVE TERMS, THESE GROWTH MARKETS REPRESENT BY FAR THE LARGEST CONTRIBUTOR ACROSS ALL THREE METRICS.

OUR RESULTS IN THESE MARKETS HAVE BEEN STRONG, WITH REVENUE INCREASING 22% AND PROFITABILITY UP OVER 40%. HIGHLIGHTS INCLUDE NORTH AMERICA OF COURSE, WHERE PROFIT WAS UP 39%, WITH ASIA PACIFIC, SOUTH AMERICA, SOUTH AFRICA AND EUROPE ALL POSTING GROWTH IN EXCESS OF 30%.

THIS IS PARTICULARLY ENCOURAGING GIVEN THAT IT IS THESE MARKETS WHICH WILL PROVIDE THE GLOBAL GAMING OPPORTUNITY OVER THE NEXT 5 TO 10 YEARS.

ONE OF OUR KEY STRATEGIES IS FOCUSING ON CASH MANAGEMENT, WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN OPERATING CASH FLOW OVER THE PAST 3 YEARS.

THIS CHART SHOWS OPERATING CASH FLOW PERFORMANCE EACH HALF OVER THE PAST FIVE YEARS. THE BARS ARE THE DOLLAR AMOUNT OF OPERATING CASH FLOW EACH HALF. AT DECEMBER 2005 AND JUNE 2006 I HAVE SHOWN NORMALISED RESULTS AFTER ALLOWING FOR JAPANESE AND TAX TIMING IMPACTS WHICH I FLAGGED A YEAR AGO.

THE RED LINE SHOWS HOW OPERATING CASH FLOW HAS TRENDED ON A ROLLING TWELVE MONTH BASIS COMPARED WITH REVENUE, AFTER ADJUSTING FOR TIMING IMPACTS. YOU CAN SEE THAT OPERATING CASH

FLOW TO REVENUE HAS CONSISTENTLY TRACKED AROUND 20 TO 25 PER CENT SINCE DECEMBER 2003.

ON A NORMALISED BASIS, UNDERLYING OPERATING CASHFLOW WAS AROUND $300 - 310 MILLION, OR 28% OF REVENUE.

YOU CAN SEE THAT CASH FLOW REMAINS ROBUST AND WITHIN NORMAL PARAMETERS. FURTHERMORE, WE ARE CONFIDENT THAT THE CASH FLOW OUTLOOK FOR THE BUSINESS CONTINUES TO BE POSITIVE.

LOOKING BRIEFLY AT WORKING CAPITAL, THIS CHART SHOWS NET WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS.

THIS MEASURE OF WORKING CAPITAL EFFICIENCY WAS 7.7% AT 31 DECEMBER, UP FROM THE UNSUSTAINABLE 3.4% WE REPORTED THIS TIME LAST YEAR. THIS REMAINS WELL WITHIN THE 10% TARGET WE HAVE PREVIOUSLY TALKED ABOUT.

THE LEVEL OF NET WORKING CAPITAL IS A KEY DRIVER OF OPERATING CASH FLOW. NET WORKING CAPITAL DOES FLUCTUATE FROM MONTH-TO-MONTH DEPENDENT ON THE LUMPINESS OF PARTICULAR SALES.

GIVEN THE ANTICIPATED SALES IN JAPAN AND MACAU LATE IN THE CURRENT HALF, NET WORKING CAPITAL IS

EXPECTED TO SPIKE ABOVE OUR TARGET 10% AT 30 JUNE 2007, REDUCING REPORTED OPERATING CASH FLOW FOR THE PERIOD. HOWEVER, WE ANTICIPATE THIS TO BE A SHORT TERM ABBERATION ONLY WITH BOTH NET WORKING CAPITAL AND OPERATING CASH FLOW EXPECTED TO BE BACK WITHIN TARGET LEVELS BY 31 DECEMBER.

THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE YEAR COMPARED WITH 2005.

THE METRICS SHOWN HERE CONTINUE IN MANY CASES TO REPRESENT THE INDUSTRY BENCHMARK FOR GLOBAL GAMING SUPPLIERS. AS I HAVE ALREADY COVERED A NUMBER OF THESE, I WILL TOUCH ON A FEW OF THEM ONLY.

EBIT BEFORE R&D SPEND ROSE MARGINALLY DESPITE A $94 MILLION TURNAROUND IN JAPANESE PROFITS.

REPORTED EBIT, AFTER TAKING INTO ACCOUNT A 45% INCREASE IN R&D SPEND WAS HOWEVER 6.4% LOWER THAN IN 2005.

CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS PAID, TOGETHER WITH ACQUISITION EXPENDITURE TOTALLED $393 MILLION. COMBINED WITH LOWER OPERATING CASH

FLOW, THESE PUSHED THE COMPANY INTO A $41 MILLION NET DEBT POSITION AT PERIOD END.

OUR **GEARING** AND DEBT COVERAGE RATIOS SHOWN HERE AS DEBT TO EBITDA AND EBITDA TO INTEREST EXPENSE CONTINUE TO BE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES. WE ALSO RETAIN AROUND $400 MILLION OF UNDRAWN BANK FACILITIES.

RETURN ON EQUITY OVER THE LAST 12 MONTHS IS A VERY SUBSTANTIAL 66%.

FULLY DILUTED EARNINGS PER SHARE DECLINED MARGINALLY TO 50.9 CENTS, WHILE DIVIDENDS INCREASED 20% TO 36 CENTS PER SHARE.

IN SUMMARY, DESPITE THE SUBSTANTIAL TURNAROUND IN JAPANESE PROFIT, UNDERLYING REVENUE AND PROFIT GROWTH WAS STRONG AND WE CONTINUED TO INVEST SIGNIFICANTLY IN OUR FUTURE THROUGH RESEARCH AND DEVELOPMENT. AT THE SAME TIME, NET WORKING CAPITAL AND UNDERLYING CASH FLOW REMAIN VERY HEALTHY.

THIS UNDERLYING FINANCIAL PERFORMANCE CONTINUES TO REFLECT THE BENEFITS OF TOP LINE GROWTH, THE LEVERAGING OF FIXED COST STRUCTURES AND OUR

ABILITY TO SUPPORT SUCH GROWTH WITH MINIMAL CAPITAL INVESTMENT. THIS IS A STRATEGY WE EXPECT TO CONTINUE AS GLOBAL MARKETS EXPAND OVER THE NEXT FEW YEARS.

FINALLY, I WOULD LIKE TO ELABORATE ON A FEW OF THE COMMENTS THAT PAUL HAS MADE IN RELATION TO EXCHANGE RATES AND OUR 2007 FIRST HALF RESULTS.

GIVEN THAT OVER 75% OF OUR EARNINGS ARE DERIVED OFFSHORE, THE STRENGTHENING OF THE AUSTRALIAN DOLLAR HAS IMPACTED OUR REPORTED RESULTS, IN PARTICULAR THOSE DENOMINATED IN US DOLLARS AND JAPANESE YEN.

THE US DOLLAR AVERAGED 74 CENTS OVER THE FIRST HALF OF 2006, COMPARED WITH AN ESTIMATED 81 CENTS OVER THE CURRENT HALF, A CHANGE OF 9%. WHILE THE AUSTRALIAN DOLLAR HAS ALSO APPRECIATED FROM 85 YEN TO 97 YEN PERIOD-ON-PERIOD, A 14% CHANGE.

THESE CHANGES IMPACT OUR RESULTS IN TWO WAYS – THROUGH TRANSACTIONS WE UNDERTAKE IN FOREIGN CURRENCY AND THE TRANSLATION OF FOREIGN DENOMINATED EARNINGS.

ON A TRANSACTIONAL BASIS WE HAVE A NUMBER OF NATURAL HEDGES. WE ALSO TAKE OUT SPECIFIC COVER ON LARGE TRANSACTIONS ON A CASE-BY-CASE BASIS.

UNHEDGED PROFIT AND LOSS TRANSACTIONAL IMPACTS ARE EXACERBATED DUE TO THE LAG EFFECT IN INVENTORY AND SUPPLY CHAIN COMPARED TO REVENUES, AN EFFECT WE HAVE SEEN OVER THE PAST 6 MONTHS.

FROM A TRANSLATIONAL PERSPECTIVE, WE, LIKE MOST OTHER COMPANIES, DO NOT HEDGE THE ACCOUNTING EFFECT OF EXCHANGE RATES ON OUR FOREIGN DENOMINATED EARNINGS.

TAKING INTO ACCOUNT BOTH TYPES OF FOREIGN EXCHANGE IMPACTS WE ESTIMATE THAT COMPARED WITH THE FIRST HALF OF 2006, THE AFTER TAX EARNINGS GROWTH WE EXPECT TO REPORT FOR THIS CURRENT HALF WOULD HAVE BEEN SOME $10 MILLION HIGHER HAD EXCHANGE RATES REMAINED UNCHANGED.

THAT CONCLUDES MY REVIEW OF OUR FINANCIALS, THANK-YOU VERY MUCH LADIES AND GENTLEMEN, I WILL NOW HAND BACK TO THE CHAIRMAN.





ARISTOCRAT LEISURE LIMITED ON TRACK FOR UNDERLYING 30% INCREASE IN HALF YEAR PROFIT

SYDNEY, 1 May 2007: Aristocrat Leisure Limited (ASX: ALL) today announced that based on preliminary, unaudited year-to-date management results and current trading momentum, the Company expects first half profit after tax for the six month period ended 30 June 2007 to be in the region of $120 - 125 million compared with the $104.7 million reported in the prior corresponding period, an increase of 15 - 20%. At like-for-like exchange rates (in local currency terms), the underlying profit increase is approximately 30%.

The expected improvement in the first half is driven by strong sales in developing markets and a turnaround in results in Japan, offset by increased investment in research and development and the adverse impact of the strong Australian dollar.

Trading in Australia is expected to be soft as venues divert capital expenditure into their facilities ahead of the introduction of non-smoking regulations, while the North American business is expected to be broadly flat (in local currency terms). Market conditions in both regions remain subdued, despite positive sentiment and expectations of market growth over the next few years. Growth in Europe, South Africa and Asia, in particular Macau, will be a key contributor to the first half and full year results as the Company continues to capture a substantial share of these rapidly expanding markets.

In Japan, new industry regulations (Regulation 5) come into full effect in mid 2007 and are expected to drive market demand. The Company is well placed to capitalise on this opportunity with a total of 7 Regulation 5 games approved and a further 12 in varying stages of development/approval. However, the large number of competitive game releases, uncertainty over player and operator acceptance of the new regulation games and the exact timing of market demand makes forecasting the level and timing of unit sales particularly difficult. At this stage, the Company expects to sell around 20,000 units in the first half. The final number of units sold will be a key determinant on the level of first half profitability.

For the full year, the Company remains confident that momentum in the business and the underlying market outlook in most jurisdictions is positive and that it will post ongoing profit growth. The final result will be influenced by a number of factors, including:

- the timing of the opening up or expansion of new jurisdictions and the successful launch of the Company's new 5 reel steppers in North America;

- success of the Company's Regulation 5 games in Japan;

- the level of market demand in Australia and North America and the ability of the Company to maintain or grow its share in these regions;

- securing licencing approvals for both new jurisdictions and new product lines; and

- the level of the Australian dollar relative to the US dollar and Japanese Yen over the balance of the year.

Speaking at the time of Company's Annual General Meeting in Sydney, Chief Executive Officer and Managing Director of Aristocrat Leisure Limited, Mr Paul Oneile said:

"While the current market conditions in Australia and North America remain subdued, underlying earnings growth for the half, after eliminating foreign exchange impacts, is expected to approximate 30%.

I am confident that the outlook for the full year remains positive, although contingent on a number of near term uncertainties."

Mr Oneile continued: "Beyond 2007, our confidence in the growth potential of the Company remains high and we continue to substantially increase our investment in research and development to ensure that we are well placed to capture our share of the global expansion of gaming."

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

Sydney, NSW, Australia
1 May 2007

Further Information

Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511


ARISTOCRAT


RECEIVED

1 May 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 6, Stock Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

2007 Annual General Meeting of Aristocrat Leisure Limited

In accordance with Listing Rule 3.13.2, we advise that at the annual general meeting of members of Aristocrat Leisure Limited held today, all resolutions referred to in the notice of meeting were passed without amendment.

Details of the resolutions passed and the proxies received in respect of each resolution are set out in the attached proxy summary.

Chairman's Address and Managing Director's Speech

We confirm that there were no material changes to the Chairman's address or the report of the Chief Executive Officer and Managing Director or the report of the Chief Financial Officer and Finance Director which were delivered at today's annual general meeting. Advance copies of the speeches were lodged with your office today prior to the start of the annual general meeting at 10.30am.

Yours sincerely,

John FC Carr-Gregg
Company Secretary

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368
Head Office
71 Longueville Road Lane Cove NSW 2066 Australia PO Box 808 Lane Cove NSW 2066 Australia
Telephone +61 2 9413 6300 Facsimile +61 2 9420 1352
www.aristocrattechnologies.com


LINK
MARKET SERVICES

ARISTOCRAT LEISURE LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Tuesday, 1 May, 2007

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote (as at proxy close):				**Manner in which votes were cast in person or by proxy on a poll (where applicable)**		
Resolution		Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
1	TO CONSIDER THE FINANCIAL REPORTS FOR PERIOD ENDING 31 DECEMBER 2006	206,713,202	21,732	13,138,513	12,295,153	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2	TO RE-ELECT AS A DIRECTOR, MR D J SIMPSON	218,970,239	47,494	13,115,474	35,393	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3	TO RE-ELECT AS A DIRECTOR, MRS P MORRIS	218,922,074	82,938	13,131,540	32,048	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4	TO RE-ELECT AS A DIRECTOR, MR S C M KELLY	218,945,267	69,708	13,120,975	32,650	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
5	APPROVAL OF PARTICIPATION BY MR P N ONEILE IN THE 2007 LONG TERM PERFORMANCE SHARE PLAN	217,106,524	1,778,784	12,599,286	158,194	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
6	APPROVAL OF PARTICIPATION BY MR S C M KELLY IN THE 2007 LONG TERM PERFORMANCE SHARE PLAN	217,083,869	1,799,444	12,599,717	159,758	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
7	ADOPTION OF THE REMUNERATION REPORT (NON-BINDING RESOLUTION)	217,202,612	1,601,810	13,134,763	229,415	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,119
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$16.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to clause 18.14B of Aristocrat's Constitution. This clause provides that any dividends which are not claimed within six months of the distribution or payment date are to be reinvested in additional shares unless otherwise determined by the Board. The reinvestment is in respect of the dividend payment date of 19 September 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	467,534,510	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	712,500	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for fully paid ordinary shares in the Company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable.
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note. Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 May 2007
(~~Director~~/Company secretary)
John FC Carr-Gregg

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.


ARISTOCRAT



UNPRESENTED CHEQUES: ISSUE OF 3,119 SHARES TO 369 SHAREHOLDERS

Sydney, 2 May 2007

Aristocrat Leisure Limited (ASX: ALL) announced today that in accordance with clause 18.14B of its Constitution, 3,119 shares were issued today to shareholders who failed to present dividend cheques issued on 19 September 2006 in respect of the interim dividend of 12 cents per share announced on 22 August 2006. Such shares are only being issued to shareholders resident in Australia and New Zealand.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Finance Director

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of last notice	30 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	1 May 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change	**1. ALL fully paid ordinary shares** - 575,263 ALL fully paid ordinary shares - 168 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 Performance Share Rights which may vest 31 December 2007 - 50,245 Performance Share Rights which may vest 31 December 2008
Class	Fully paid ordinary shares
Number acquired	43,257 Performance Share Rights over ALL fully paid ordinary shares, which may vest 31 December 2009
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil consideration – shareholders approved acquisition at the Annual General Meeting on 1 May 2007

+ See chapter 19 for defined terms.

No. of securities held after change	**1. ALL fully paid ordinary shares** - 575,263 ALL fully paid ordinary shares - 168 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 Performance Share Rights which may vest 31 December 2007 - 50,245 Performance Share Rights which may vest 31 December 2008 - 43,257 Performance Share Rights which may vest 31 December 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	43,257 Performance Share Rights were granted under the Performance Share Plan at the Annual General Meeting of the Company held on 1 May 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	**Interest Unchanged from Prior Report** SCM Kelly retains an interest in a Zero Cost Collar (ZCC) arrangement over 125,000 shares, entered into 5 March 2007, expiry 10 March 2008. This ZCC transaction has the effect of protecting the value of the shares at a level below the share price at the time the contract was entered into and enabling participation in price gains to nominated levels above the share price at the time the contract was entered into. This contract is scheduled to expire within an authorised trading window.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Norman Oneile
Date of last notice	26 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	1 May 2007
No. of securities held prior to change	**1. ALL fully paid ordinary shares** - 380,000 ALL fully paid ordinary shares **2. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 68,343 Performance Share Rights which may vest 31 December 2007 - 198,003 Performance Share Rights which may vest 31 December 2008
Class	Fully paid ordinary shares
Number acquired	179,718 Performance Share Rights over ALL fully paid ordinary shares, which may vest 31 December 2009
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil consideration – shareholders approved acquisition at the Annual General Meeting on 1 May 2007
No. of securities held after change	1. **ALL fully paid ordinary shares** - 380,000 ALL fully paid ordinary shares 2. **Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 68,343 Performance Share Rights which may vest 31 December 2007 - 198,003 Performance Share Rights which may vest 31 December 2008 - 179,718 Performance Share Rights which may vest 31 December 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	179,718 Performance Share Rights were granted under the Performance Share Plan at the Annual General Meeting of the Company held on 1 May 2007

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.


RECEIVED
P 12: -5
OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,170,703	200,000
4	Total consideration paid or payable for the shares	$50,460,255	$3,116,064

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.70 lowest price paid: $15.46 highest price allowed under rule 7.33: $16.93

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,370,703	200,000
4	Total consideration paid or payable for the shares	$53,576,319	$3,045,083

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.41
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.14
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.76

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,570,703	200,000
4	Total consideration paid or payable for the shares	$56,621,402	$3,081,679

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.57
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.23
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.53

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 08 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Anne Majella Pitkin
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	8 May 2007
No. of securities held prior to change	8,004
Class	Ordinary
Number acquired	1,582
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24,971.02
No. of securities held after change	9,586
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of 182 shares under Non-Executive Director Share Plan. On market purchase of 1,400 shares.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of last notice	27 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	8 May 2007
No. of securities held prior to change	4,514
Class	Ordinary
Number acquired	354
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,572.63
No. of securities held after change	4,868
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of shares under Non-Executive Director Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	No applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	8 May 2007
No. of securities held prior to change	15,974
Class	Ordinary
Number acquired	978
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,395.57
No. of securities held after change	16,952
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase under Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,770,703	200,000
4	Total consideration paid or payable for the shares	$59,703,081	$3,065,485

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.40 lowest price paid: $15.27 highest price allowed under rule 7.33: $16.28

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 09 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg


RECEIVED
2007 JUL -2 P 12:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,970,703	200,000
4	Total consideration paid or payable for the shares	$62,768,566	$3,046,159

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.32
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.08
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.21

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,970,703	200,000
4	Total consideration paid or payable for the shares	$62,768,566	$3,046,159

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.32
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.08
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.21

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,370,703	200,000
4	Total consideration paid or payable for the shares	$68,844,417	$3,062,063

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.43
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.00
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.03

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,570,703	200,000
4	Total consideration paid or payable for the shares	$71,906,480	$3,015,467

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.15
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.01
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.05

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,770,703	200,000
4	Total consideration paid or payable for the shares	$74,921,947	$2,955,543

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$14.99
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$14.70
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$15.99

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,970,703	200,000
4	Total consideration paid or payable for the shares	$77,877,490	$2,964,590

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$14.90
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$14.80
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$15.87

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,170,703	146,136
4	Total consideration paid or payable for the shares	$80,842,080	$2,196,172

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.20 lowest price paid: $14.87 highest price allowed under rule 7.33: $15.81

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,316,839	200,000
4	Total consideration paid or payable for the shares	$83,038,252	$3,128,087

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.75
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.51
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$15.78

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,516,839	200,000
4	Total consideration paid or payable for the shares	$86,166,339	$3,096,581

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.65
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.40
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$15.87

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,716,839	200,000
4	Total consideration paid or payable for the shares	$89,262,920	$3,094,920

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.55
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.38
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$15.94

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,916,839	200,000
4	Total consideration paid or payable for the shares	$92,357,840	$3,082,842

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.46 lowest price paid: $15.37 highest price allowed under rule 7.33: $16.10

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,116,839	140,374
4	Total consideration paid or payable for the shares	$95,440,682	$2,164,876

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.57 lowest price paid: $15.30 highest price allowed under rule 7.33: $16.20

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,257,213	155,000
4	Total consideration paid or payable for the shares	$97,605,558	$2,387,446

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$15.90	highest price paid:	$15.63
	date:	5/03/2007		
	lowest price paid:	$11.50	lowest price paid:	$15.34
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$16.25

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,412,213	455
4	Total consideration paid or payable for the shares	$99,993,004	$6,984

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.35 lowest price paid: $15.34 highest price allowed under rule 7.33: $16.17

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	ON-MARKET

Details of all shares bought back

2	Number of shares bought back	7,412,668
3	Total consideration paid or payable for the shares	$99,999,988.00
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $15.90 date: 5/03/2007 lowest price: $11.50 date: 19/01/2006

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30 May 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Watson Steelman
Date of last notice	14 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	8 June 2007
No. of securities held prior to change	19,400
Class	Ordinary
Number acquired	3,434
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$52,540.20
No. of securities held after change	22,834
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

FORM 604

Corporations Act 2001
Section 671B


RECEIVED
2007 JUL -2 P 12:-5
CORPORATE FINANCE

Notice of change of interests of Substantial Holder

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	29/03/2007
The previous notice was given to the company on	19/01/2007
The previous notice was dated	16/01/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	41,949,436	8.97%	37,502,014	8.02%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	4,934,190	1.05% see note 1 at the end of this form	4,549,739	0.97% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	46,883,626	10.02%	42,051,753	8.99%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Acadian Asset Management (Australia)	Citigroup Global Market Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	342,902 Fully paid ordinary shares** See note 1 on the last page of this form.	342,902
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	4,055 Fully paid ordinary shares	4,055
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	32,574,195 Fully paid ordinary shares	32,574,195
Colonial First State Investment Limited (1)	Citigroup Global Market Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	6,816 Fully paid ordinary shares	6,816
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,550,358 Fully paid ordinary shares	1,550,358
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,078,321 Fully paid ordinary shares	1,078,321
Colonial First State Investment Limited (2)	Motor Accident Commission, c/o Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	187,238 Fully paid ordinary shares	187,238

Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	23,400 Fully paid ordinary shares	23,400
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	4,206,837 Fully paid ordinary shares*** See note 1 on the last page of this form.	4,206,837
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	1,147,730 Fully paid ordinary shares	1,147,730
CommSec Trading Limited	Share Direct Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,566 Fully paid ordinary shares	2,566
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	927,335 Fully paid ordinary shares	927,335
Grand Total					42,051,753

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 3 day of April 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 29/03/2007

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)	Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)	Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)	Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)	Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)	COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)	Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)	Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)	Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)	First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)	First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)	First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)	First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)	First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)	FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)	FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)	FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)	Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)	GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)	GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)	GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)	GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)	GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)	Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)	HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)	Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)	Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)	Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)	Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)	Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)	MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)	P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)	PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)	Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)	S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)	SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)	Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)	Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)	SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)	SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)	SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)	Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)	State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)	Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)	Vanott Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)	Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 29/03/2007

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
17 Jan 2007	Citicorp Nominees Pty Limited	BUY	377	6221
17 Jan 2007	Citicorp Nominees Pty Limited	BUY	2485	41270
19 Jan 2007	Citicorp Nominees Pty Limited	BUY	14341	232119
23 Jan 2007	Citicorp Nominees Pty Limited	BUY	23868	387739
24 Jan 2007	Citicorp Nominees Pty Limited	BUY	148	2396
24 Jan 2007	Citicorp Nominees Pty Limited	BUY	10554	171856
30 Jan 2007	Citicorp Nominees Pty Limited	BUY	5748	93511
31 Jan 2007	Citicorp Nominees Pty Limited	BUY	5294	86629
07 Feb 2007	Citicorp Nominees Pty Limited	BUY	16028	264696
12 Feb 2007	Citicorp Nominees Pty Limited	BUY	5871	95310
14 Feb 2007	Citicorp Nominees Pty Limited	BUY	589	9966
14 Feb 2007	Citicorp Nominees Pty Limited	BUY	22876	385329
15 Feb 2007	Citicorp Nominees Pty Limited	BUY	322	5506
15 Feb 2007	Citicorp Nominees Pty Limited	BUY	15661	268427
19 Feb 2007	Citicorp Nominees Pty Limited	BUY	2073	36129
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	3272	54834
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	156	2691
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	6188	106148
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	31000	534417
26 Feb 2007	Citicorp Nominees Pty Limited	BUY	2384	41875
28 Feb 2007	Citicorp Nominees Pty Limited	BUY	27107	473288
28 Feb 2007	Citicorp Nominees Pty Limited	BUY	30000	523800
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-27107	-473288
01 Mar 2007	Citicorp Nominees Pty Limited	BUY	1745	29250
05 Mar 2007	Citicorp Nominees Pty Limited	BUY	4584	72734
21 Mar 2007	Citicorp Nominees Pty Limited	BUY	2593	42882
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	3682	60060
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-57107	-947665
Total			**154732**	**2608130**
Entity Total			**154732**	**2608130**

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
29 Mar 2007	Share Direct Nominees Pty Limited	CONV IN	2557	0
Total			**2557**	**0**
Entity Total			**2557**	**0**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
18 Jan 2007	Citicorp Nominees Pty Limited	SELL	-8128	-133138
22 Jan 2007	Citicorp Nominees Pty Limited	SELL	-18007	-290495
30 Jan 2007	Citicorp Nominees Pty Limited	SELL	-3580	-58282

30 Jan 2007	Citicorp Nominees Pty Limited	SELL	-1830	-29792
07 Feb 2007	Citicorp Nominees Pty Limited	SELL	-9950	-163573
08 Feb 2007	Citicorp Nominees Pty Limited	SELL	-43793	-717570
08 Feb 2007	Citicorp Nominees Pty Limited	SELL	-3507	-57490
14 Feb 2007	Citicorp Nominees Pty Limited	SELL	-108066	-1814435
19 Feb 2007	Citicorp Nominees Pty Limited	BUY	1349	23388
19 Feb 2007	Citicorp Nominees Pty Limited	BUY	1771	30461
19 Feb 2007	Citicorp Nominees Pty Limited	BUY	2828	49566
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-29841	-492847
21 Feb 2007	Citicorp Nominees Pty Limited	SELL	-6480	-108543
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	186	3040
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	501	8179
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	3349	54631
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-9000	-149400
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-3000	-49800
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-900	-14940
Total			**-236098**	**-3911040**
Entity Total			**-236098**	**-3911040**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
24 Jan 2007	BNP Paribas Securities	SELL	-4298	-69632
25 Jan 2007	BNP Paribas Securities	SELL	-4702	-76949
19 Feb 2007	BNP Paribas Securities	SELL	-2144	-36789
19 Feb 2007	BNP Paribas Securities	SELL	-1516	-25978
21 Feb 2007	BNP Paribas Securities	BUY	10089	169967
21 Feb 2007	BNP Paribas Securities	BUY	18230	306915
22 Feb 2007	BNP Paribas Securities	BUY	3721	63289
06 Mar 2007	BNP Paribas Securities	SELL	-31121	-488540
06 Mar 2007	BNP Paribas Securities	SELL	-1179	-18392
07 Mar 2007	BNP Paribas Securities	SELL	-19431	-315412
07 Mar 2007	BNP Paribas Securities	SELL	-5969	-96450
19 Mar 2007	BNP Paribas Securities	SELL	-2129	-34803
20 Mar 2007	BNP Paribas Securities	SELL	-1171	-19337
21 Mar 2007	BNP Paribas Securities	SELL	-9099	-149633
21 Mar 2007	BNP Paribas Securities	SELL	-2201	-36333
26 Mar 2007	BNP Paribas Securities	SELL	-6400	-104773
27 Mar 2007	BNP Paribas Securities	SELL	-21191	-350787
27 Mar 2007	BNP Paribas Securities	SELL	-8609	-142637
28 Mar 2007	BNP Paribas Securities	SELL	-37950	-621675
28 Mar 2007	BNP Paribas Securities	SELL	-8729	-143100
29 Mar 2007	BNP Paribas Securities	SELL	-37074	-603834
29 Mar 2007	BNP Paribas Securities	SELL	-1685	-27479
Total			**-174558**	**-2822362**

Date	Registered Company	Transaction type	Quantity	Consideration
18 Jan 2007	Citicorp Nominees Pty Limited	SELL	-12535	-205325
19 Jan 2007	Citicorp Nominees Pty Limited	SELL	-11332	-182506
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-3845	-62299
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-143	-2317
25 Jan 2007	Citicorp Nominees Pty Limited	SELL	-157	-2569
07 Feb 2007	Citicorp Nominees Pty Limited	SELL	-32726	-537998
08 Feb 2007	Citicorp Nominees Pty Limited	BUY	4300	70490
15 Feb 2007	Citicorp Nominees Pty Limited	SELL	-500	-8559
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-20	-343
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-15	-257
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-70404	-1162776

21 Feb 2007	Citicorp Nominees Pty Limited	BUY	246	4144
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	445	7491
21 Feb 2007	Citicorp Nominees Pty Limited	SELL	-43317	-725580
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	90	1531
22 Feb 2007	Citicorp Nominees Pty Limited	SELL	-9026	-153945
27 Feb 2007	Citicorp Nominees Pty Limited	SELL	-30000	-523800
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1390	-23211
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-10	-167
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-193	-3030
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-7	-109
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-382	-6201
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-118	-1907
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-4202	-69106
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-1017	-16789
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-161	-2648
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-39	-644
22 Mar 2007	Citicorp Nominees Pty Limited	SELL	-300	-4986
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	2119	34559
Total			**-214639**	**-3578857**

Date	Registered Company	Transaction type	Quantity	Consideration
18 Jan 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1532	-25096
24 Jan 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1292	-20935
07 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-5687	-93497
19 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-10	-172
19 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-7	-120
20 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-12056	-199127
21 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	984	16576
21 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	1779	29949
21 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-7690	-128819
22 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	363	6174
22 Feb 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1623	-27683
06 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1060	-16641
06 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-40	-624
07 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-918	-14902
07 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-282	-4557
19 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-65	-1063
20 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-35	-578
21 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-403	-6628
21 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-97	-1601
26 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-300	-4912
27 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1280	-21190

27 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-520	-8616
28 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1993	-32650
28 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-458	-7509
29 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1947	-31713
29 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-88	-1435
Total			**-36257**	**-597369**

Date	Registered Company	Transaction type	Quantity	Consideration
26 Feb 2007	National Nominees Limited	SELL	-3000	-52625
Total			**-3000**	**-52625**

Entity Total			**-428454**	**-7051213**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
18 Jan 2007	Citicorp Nominees Pty Limited	BUY	8606	140465
19 Jan 2007	Citicorp Nominees Pty Limited	BUY	3263	52814
23 Jan 2007	Citicorp Nominees Pty Limited	BUY	3696	60042
30 Jan 2007	Citicorp Nominees Pty Limited	BUY	1333	21686
31 Jan 2007	Citicorp Nominees Pty Limited	SELL	-10060	-163039
31 Jan 2007	Citicorp Nominees Pty Limited	SELL	-3322	-54677
31 Jan 2007	Citicorp Nominees Pty Limited	SELL	-480	-7900
01 Feb 2007	Citicorp Nominees Pty Limited	BUY	500	8102
01 Feb 2007	Citicorp Nominees Pty Limited	BUY	5100	82565
02 Feb 2007	Citicorp Nominees Pty Limited	SELL	-72526	-1208081
02 Feb 2007	Citicorp Nominees Pty Limited	SELL	-48259	-804273
02 Feb 2007	Citicorp Nominees Pty Limited	SELL	-18131	-298395
02 Feb 2007	Citicorp Nominees Pty Limited	SELL	-10473	-174451
02 Feb 2007	Citicorp Nominees Pty Limited	SELL	-7300	-121535
02 Feb 2007	Citicorp Nominees Pty Limited	SELL	-2618	-43086
05 Feb 2007	Citicorp Nominees Pty Limited	SELL	-691	-11375
05 Feb 2007	Citicorp Nominees Pty Limited	SELL	-100	-1646
06 Feb 2007	Citicorp Nominees Pty Limited	BUY	12450	206270
06 Feb 2007	Citicorp Nominees Pty Limited	SELL	-24536	-405287
06 Feb 2007	Citicorp Nominees Pty Limited	SELL	-5214	-86285
06 Feb 2007	Citicorp Nominees Pty Limited	SELL	-753	-12461
07 Feb 2007	Citicorp Nominees Pty Limited	BUY	3570	58957
07 Feb 2007	Citicorp Nominees Pty Limited	BUY	6200	102322
07 Feb 2007	Citicorp Nominees Pty Limited	SELL	-3766	-62015
07 Feb 2007	Citicorp Nominees Pty Limited	SELL	-544	-8958
08 Feb 2007	Citicorp Nominees Pty Limited	BUY	8900	146471
08 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1269	-20885
08 Feb 2007	Citicorp Nominees Pty Limited	SELL	-183	-3012
09 Feb 2007	Citicorp Nominees Pty Limited	BUY	30250	497887
09 Feb 2007	Citicorp Nominees Pty Limited	SELL	-3613	-59672
09 Feb 2007	Citicorp Nominees Pty Limited	SELL	-522	-8621
12 Feb 2007	Citicorp Nominees Pty Limited	BUY	12250	198769
13 Feb 2007	Citicorp Nominees Pty Limited	SELL	-16712	-276947
13 Feb 2007	Citicorp Nominees Pty Limited	SELL	-2387	-39614
14 Feb 2007	Citicorp Nominees Pty Limited	BUY	123	2081
14 Feb 2007	Citicorp Nominees Pty Limited	BUY	4785	80600
14 Feb 2007	Citicorp Nominees Pty Limited	SELL	-35078	-588501
14 Feb 2007	Citicorp Nominees Pty Limited	SELL	-15034	-252203
14 Feb 2007	Citicorp Nominees Pty Limited	SELL	-2000	-33595

15 Feb 2007	Citicorp Nominees Pty Limited	SELL	-32867	-561441
15 Feb 2007	Citicorp Nominees Pty Limited	SELL	-4200	-71673
16 Feb 2007	Citicorp Nominees Pty Limited	BUY	7750	132851
16 Feb 2007	Citicorp Nominees Pty Limited	SELL	-49530	-845513
16 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1300	-22233
19 Feb 2007	Citicorp Nominees Pty Limited	BUY	1666	29036
20 Feb 2007	Citicorp Nominees Pty Limited	BUY	7623	126426
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-10642	-174562
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	631	10575
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	14000	237107
22 Feb 2007	Citicorp Nominees Pty Limited	SELL	-6560	-110603
26 Feb 2007	Citicorp Nominees Pty Limited	BUY	1396	24521
28 Feb 2007	Citicorp Nominees Pty Limited	BUY	3750	62566
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-6206	-103713
01 Mar 2007	Citicorp Nominees Pty Limited	BUY	6350	105671
01 Mar 2007	Citicorp Nominees Pty Limited	SELL	-16889	-281895
02 Mar 2007	Citicorp Nominees Pty Limited	BUY	16600	273189
05 Mar 2007	Citicorp Nominees Pty Limited	BUY	1750	27767
05 Mar 2007	Citicorp Nominees Pty Limited	BUY	4764	75559
05 Mar 2007	Citicorp Nominees Pty Limited	BUY	6049	95363
05 Mar 2007	Citicorp Nominees Pty Limited	BUY	14400	228187
05 Mar 2007	Citicorp Nominees Pty Limited	BUY	14736	233653
05 Mar 2007	Citicorp Nominees Pty Limited	SELL	-6626	-104727
06 Mar 2007	Citicorp Nominees Pty Limited	BUY	8500	131661
06 Mar 2007	Citicorp Nominees Pty Limited	BUY	10400	162369
06 Mar 2007	Citicorp Nominees Pty Limited	BUY	22780	360132
08 Mar 2007	Citicorp Nominees Pty Limited	BUY	9711	154308
13 Mar 2007	Citicorp Nominees Pty Limited	SELL	-3400	-54820
14 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2300	-36984
19 Mar 2007	Citicorp Nominees Pty Limited	SELL	-1600	-26167
20 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2933	-48417
20 Mar 2007	Citicorp Nominees Pty Limited	SELL	-389	-6421
21 Mar 2007	Citicorp Nominees Pty Limited	BUY	2532	41873
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-19554	-321721
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-4889	-80550
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2594	-42679
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-649	-10693
22 Mar 2007	Citicorp Nominees Pty Limited	SELL	-25750	-425320
22 Mar 2007	Citicorp Nominees Pty Limited	SELL	-3416	-56423
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	194	3158
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	521	8503
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	3040	49582
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	15705	256160
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	17764	289744
23 Mar 2007	Citicorp Nominees Pty Limited	SELL	-442	-7295
23 Mar 2007	Citicorp Nominees Pty Limited	SELL	-59	-974
26 Mar 2007	Citicorp Nominees Pty Limited	SELL	-932	-15343
26 Mar 2007	Citicorp Nominees Pty Limited	SELL	-124	-2041
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-31333	-518973
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-4157	-68853
Total			**-231274**	**-3967556**

Entity Total	**-231274**	**-3967556**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
17 Jan 2007	Citicorp Nominees Pty Limited	SELL	-35168	-580967
17 Jan 2007	Citicorp Nominees Pty Limited	SELL	-10329	-170633

17 Jan 2007	Citicorp Nominees Pty Limited	SELL	-2939	-48552
17 Jan 2007	Citicorp Nominees Pty Limited	SELL	-2699	-44587
18 Jan 2007	Citicorp Nominees Pty Limited	SELL	-20500	-335792
18 Jan 2007	Citicorp Nominees Pty Limited	SELL	-1255	-20557
18 Jan 2007	Citicorp Nominees Pty Limited	SELL	-800	-13311
19 Jan 2007	Citicorp Nominees Pty Limited	SELL	-17669	-284565
19 Jan 2007	Citicorp Nominees Pty Limited	SELL	-15393	-248425
19 Jan 2007	Citicorp Nominees Pty Limited	SELL	-14595	-235833
19 Jan 2007	Citicorp Nominees Pty Limited	SELL	-12490	-201156
22 Jan 2007	Citicorp Nominees Pty Limited	SELL	-11829	-191146
22 Jan 2007	Citicorp Nominees Pty Limited	SELL	-10410	-168122
22 Jan 2007	Citicorp Nominees Pty Limited	SELL	-4548	-73370
23 Jan 2007	Citicorp Nominees Pty Limited	BUY	545	8878
23 Jan 2007	Citicorp Nominees Pty Limited	SELL	-8551	-138094
23 Jan 2007	Citicorp Nominees Pty Limited	SELL	-2884	-46641
23 Jan 2007	Citicorp Nominees Pty Limited	SELL	-545	-8878
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-38924	-630611
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-32471	-526065
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-19100	-309441
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-7406	-119996
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-5759	-93287
24 Jan 2007	Citicorp Nominees Pty Limited	SELL	-1724	-27926
25 Jan 2007	Citicorp Nominees Pty Limited	SELL	-42525	-695928
25 Jan 2007	Citicorp Nominees Pty Limited	SELL	-35529	-581438
25 Jan 2007	Citicorp Nominees Pty Limited	SELL	-20900	-342032
25 Jan 2007	Citicorp Nominees Pty Limited	SELL	-9698	-159144
25 Jan 2007	Citicorp Nominees Pty Limited	SELL	-5244	-86054
29 Jan 2007	Citicorp Nominees Pty Limited	SELL	-6964	-111859
30 Jan 2007	Citicorp Nominees Pty Limited	SELL	-7119	-115897
30 Jan 2007	Citicorp Nominees Pty Limited	SELL	-5697	-92198
07 Feb 2007	Citicorp Nominees Pty Limited	SELL	-50886	-836539
08 Feb 2007	Citicorp Nominees Pty Limited	SELL	-9908	-162348
08 Feb 2007	Citicorp Nominees Pty Limited	SELL	-793	-13000
09 Feb 2007	Citicorp Nominees Pty Limited	SELL	-19383	-317724
09 Feb 2007	Citicorp Nominees Pty Limited	SELL	-12314	-201850
09 Feb 2007	Citicorp Nominees Pty Limited	SELL	-3405	-55814
12 Feb 2007	Citicorp Nominees Pty Limited	SELL	-7126	-115198
14 Feb 2007	Citicorp Nominees Pty Limited	SELL	-2425	-40792
15 Feb 2007	Citicorp Nominees Pty Limited	SELL	-25000	-426205
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-14139	-242614
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-10412	-178662
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-9997	-171308
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-7911	-135747
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-7364	-126189
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-6859	-117669
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-5595	-95876
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-2246	-38531
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1349	-23388
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1334	-22945
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-715	-12269
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-506	-8671
19 Feb 2007	Citicorp Nominees Pty Limited	SELL	-437	-7516
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-111957	-1849056
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-47539	-785143
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-21123	-348863
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-6313	-104264
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-5780	-95461
20 Feb 2007	Citicorp Nominees Pty Limited	SELL	-5396	-89119
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	2461	41460
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	4446	74852

21 Feb 2007	Citicorp Nominees Pty Limited	BUY	22146	373088
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	36910	621814
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	40018	673732
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	62746	1057067
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	66697	1122893
21 Feb 2007	Citicorp Nominees Pty Limited	BUY	113385	1908919
21 Feb 2007	Citicorp Nominees Pty Limited	SELL	-71290	-1194141
21 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1976	-33099
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	907	15427
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	8167	138908
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	13611	231502
22 Feb 2007	Citicorp Nominees Pty Limited	BUY	23141	393593
22 Feb 2007	Citicorp Nominees Pty Limited	SELL	-14311	-244084
26 Feb 2007	Citicorp Nominees Pty Limited	SELL	-19237	-337234
26 Feb 2007	Citicorp Nominees Pty Limited	SELL	-12077	-211715
26 Feb 2007	Citicorp Nominees Pty Limited	SELL	-3632	-63671
26 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1602	-28084
27 Feb 2007	Citicorp Nominees Pty Limited	SELL	-2697	-47065
27 Feb 2007	Citicorp Nominees Pty Limited	SELL	-1575	-27485
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-77417	-1292671
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-59055	-986071
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-44664	-745777
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-3474	-58007
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-583	-9726
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-445	-7424
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-336	-5605
28 Feb 2007	Citicorp Nominees Pty Limited	SELL	-26	-434
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-138746	-2178044
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-96351	-1512525
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-53667	-842468
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-6937	-108898
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-5254	-81962
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-3649	-56924
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2033	-31715
06 Mar 2007	Citicorp Nominees Pty Limited	SELL	-263	-4103
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-121635	-1974428
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-80325	-1303867
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-48348	-784804
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-37365	-603762
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-24675	-398711
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-14852	-239986
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-5661	-91892
07 Mar 2007	Citicorp Nominees Pty Limited	SELL	-1739	-28100
08 Mar 2007	Citicorp Nominees Pty Limited	SELL	-7218	-114741
08 Mar 2007	Citicorp Nominees Pty Limited	SELL	-5552	-88258
19 Mar 2007	Citicorp Nominees Pty Limited	SELL	-182580	-2984690
19 Mar 2007	Citicorp Nominees Pty Limited	SELL	-69097	-1129550
19 Mar 2007	Citicorp Nominees Pty Limited	SELL	-41935	-685524
19 Mar 2007	Citicorp Nominees Pty Limited	SELL	-4194	-68561
20 Mar 2007	Citicorp Nominees Pty Limited	SELL	-100420	-1658233
20 Mar 2007	Citicorp Nominees Pty Limited	SELL	-38003	-627543
20 Mar 2007	Citicorp Nominees Pty Limited	SELL	-23065	-380872
20 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2306	-38079
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-56258	-925160
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-53145	-873967
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-40261	-662090
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-31082	-511142
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-13606	-224602
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-12855	-212205
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-9739	-160767

21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-9122	-150011
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-7518	-124104
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2979	-48990
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2207	-36432
21 Mar 2007	Citicorp Nominees Pty Limited	SELL	-721	-11902
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	449	7324
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	1336	21787
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	2379	38804
23 Mar 2007	Citicorp Nominees Pty Limited	BUY	4966	81006
26 Mar 2007	Citicorp Nominees Pty Limited	SELL	-34000	-556605
26 Mar 2007	Citicorp Nominees Pty Limited	SELL	-30000	-491122
26 Mar 2007	Citicorp Nominees Pty Limited	SELL	-23000	-376527
26 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2000	-32741
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-139165	-2303678
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-91591	-1516158
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-60729	-1005282
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-56535	-936691
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-37209	-616491
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-24671	-408757
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-6044	-100050
27 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2456	-40692
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-240833	-3945185
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-160042	-2621714
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-111404	-1824955
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-55397	-908161
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-36812	-603484
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-25625	-420088
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-10778	-176559
28 Mar 2007	Citicorp Nominees Pty Limited	SELL	-2479	-40640
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-235272	-3831935
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-156346	-2546447
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-108832	-1772575
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-99874	-1623795
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-76058	-1236584
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-10694	-174399
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-10529	-171489
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-7107	-115902
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-4947	-80676
29 Mar 2007	Citicorp Nominees Pty Limited	SELL	-479	-7812
Total			**-3936234**	**-64253311**

Date	Registered Company	Transaction type	Quantity	Consideration
19 Jan 2007	Citigroup Global Market Limited	SELL	-873	-14082
06 Feb 2007	Citigroup Global Market Limited	SELL	-1492	-24608
13 Mar 2007	Citigroup Global Market Limited	SELL	-1560	-24934
Total			**-3925**	**-63624**
Entity Total			**-3940159**	**-64316935**

Acadian Asset Management (Australia)

Date	Registered Company	Transaction type	Quantity	Consideration
27 Feb 2007	Citicorp Nominees Pty Limited	SELL	-50865	-887634
08 Mar 2007	Citicorp Nominees Pty Limited	SELL	-102312	-1631296
Total			**-153177**	**-2518930**
Entity Total			**-153177**	**-2518930**

Grand Total	-4831873	-79157542

End of Annexure B

Australian Securities & Investments Commission

RECEIVED
2007 JUL -2 P 12:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form CF08
Corporations Act 2001

Notification of offer regarding employee share schemes - Class Order 03/184

Attach the documents indicated below to this form.

Document details

Indicate in the appropriate box the type of document(s) included with this form.

	Type of document	ASIC use only (Form code)
[ ]	Employee Share Scheme - Offer by foreign company	7048A
[X]	Employee Share Scheme - Offer by Australian company	7048B

Company details

Company/entity name
ARISTOCRAT LEISURE LIMITED

ACN/ABN/ARBN (if available)
002 818 368

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Company/entity name

ACN/ABN/ARBN (if available)

Telephone number
(02) 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Email address (optional)

Total number of pages including this cover sheet
20

Please provide an estimate of the time taken to complete this form.
hrs 20 mins

Signature

I certify that the information in this form is true and complete.

Name
JOHN CARR-GREGG

Capacity
COMPANY SECRETARY

Entity name (if acting as an agent)

Signature

Date signed
26/04/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 9827 in your capital city.

Or lodge the form in person at an ASIC Service Centre
(see www.asic.gov.au/servicecentres

For help or more information

Telephone 1300 300 630
Email infoline@asic.gov.au
Web www.asic.gov.au




LINK
MARKET SERVICES

20 April 2007

<FirstName> <LastName>
<Address 1>
<Address 2>
<Suburb> <State> <Postcode>

Dear <FirstName>

As previously advised via FastFacts on 30 March 2007, the Company is offering up to $1000 worth of Aristocrat Leisure Limited shares to eligible employees. As an existing shareholder under the Aristocrat General Employee Share Plan (GESP) you do not need to complete an acceptance form to receive this years' share offer. You will automatically receive the shares.

Please note that all other conditions of the offer will still apply to you. A copy of the Key Plan Rules Summary is enclosed for your information.

If you do not wish to receive the shares offered you must contact the Plan Administrator, Link Market Services Ltd ("Link") in writing at the contact details below, to advise your non-acceptance no later 5pm on 11 May, 2007.

Eligibility
This offer is being made to staff who join Aristocrat on or before 30 March 2007. If you leave Aristocrat's employ between 30 March and 30 June 2007, you will not be eligible to receive the shares.

The shares will be issued to eligible employees on 30 June 2007 ("Issue Date"). The issue price for each share will be the weighted average price of Aristocrat shares during the one week period up to and including the Issue Date.

Change of Address
Remember, as a shareholder, it is your responsibility to ensure you advise Link of any changes to your home address (refer to the Key Plan Rules Summary for contact details). This is in addition to notifying Aristocrat's Payroll / Human Resources.

Special Conditions
The shares are issued on the basis that they cannot be traded for 3 years from the issue date whilst you remain an employee of the Aristocrat Group. If you leave the employ of the Group within three years of receiving the shares, the shares will be transferred to you and the holding lock removed - refer to the Key Plan Rules Summary for more information on what happens then.

Direct Credit of Dividends
If you do not currently utilise the direct credit service for dividends, the Company recommends you consider utilising this service as you will receive cleared funds directly to your bank account instead of a cheque in the post. A direct credit form can be sent to you by calling Link and quoting your SRN or you can advise your banking details online by visiting Link's website, www.linkmarketservices.com.au – you will need your SRN.

Dividend Reinvestment Plan
The GESP Plan Rules have recently been amended to allow GESP shares to participate in the Company's Dividend Reinvestment Plan ("DRP") if and when the DRP is activated by the Board. A dividend reinvestment plan application form is available from the Company's website, www.aristocratgaming.com.au under Investor Information/Investor Tools/Dividend Information.

If you have any questions not answered by the enclosed Offer Documents, please contact Link on 02 8280 7138 or by e-mail to myshares.aristocrat@linkmarketservices.com.au.

Kind regards,

John Carr-Gregg
Company Secretary
Aristocrat Leisure Limited


ARISTOCRAT


LINK
MARKET SERVICES

20 April 2007

<FirstName> <LastName>
<Address 1>
<Address 2>
<Suburb> <State> <Postcode>

Dear <FirstName>

As previously advised via FastFacts on 30 March 2007, the Company is offering to eligible employees the opportunity to receive up to $1,000 worth of shares in Aristocrat Leisure Limited.

Enclosed is your personalised Acceptance Form and the Key Plan Rules Summary for the offer of shares under the Company's General Employee Share Plan (GESP).

Receiving Your Shares
To receive your shares you must do the following:

- complete the acceptance form;
- sign the acceptance form
- have your signature witnessed (by someone who knows you)
- return your form to Link Market Services Limited ("Link") (a reply paid envelope is enclosed). It **must reach** Link no later than **11 May 2007** (closing date).

Eligibility
This offer is being made to staff who join on or before 30 March 2007. If you leave Aristocrat's employ between 30 March and 30 June 2007, you will not be eligible to receive the shares.

The shares will be issued to eligible employees on 30 June 2007. ("Issue Date"). The issue price for each share will be the weighted average price of Aristocrat shares during the one week period up to and including the Issue Date.

Change of Address
Remember, once you receive your shares you are a shareholder. You must ensure you advise Link of any change to your home address (refer to enclosed Key Plan Rules Summary for contact details). This is in addition to notifying Aristocrat's Payroll / Human Resources.

Special Conditions
The shares are issued on the basis that they cannot be traded for 3 years from the issue date whilst you remain an employee of the Aristocrat Group. If you leave the employ of the Group within three years of receiving the shares, the shares will be transferred to you and the holding lock removed (refer to the Key Plan Rules Summary for more information on what happens then).

New Shareholder Information
Following the issue of the shares, all new shareholders will receive a New Shareholder Pack which will include a form to notify your Tax File Number (TFN) (this can be used if you do not complete your TFN on the enclosed acceptance form) and a form to elect to receive shareholder communications electronically.

A form to authorise your dividend payment to be paid by direct credit to your bank account rather than a cheque in the post will also be included in the New Shareholder Pack. The Company recommends you choose direct credit.

Dividend Reinvestment Plan
The GESP Plan Rules have recently been amended to allow GESP shares to participate in the Company's Dividend Reinvestment Plan ("DRP") if and when the DRP is activated by the Board. A dividend reinvestment plan application form will also be included in the New Shareholder Pack.

If you have any questions not answered by the enclosed Offer Documents, please contact Link on 02 8280 7138 or by e-mail to myshares.aristocrat@linkmarketservices.com.au.

Kind regards,

John Carr-Gregg
Company Secretary
Aristocrat Leisure Limited



Aristocrat Leisure Limited
All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (612) 8280 7138
Facsimile: (612) 9287 0396
Email: myshares.aristocrat@linkmarketservices.com.au
Website:www.linkmarketservices.com.au

<FirstName> <LastName>
<Address 1>
<Address 2>
<Suburb> <State> <Postcode>

X99999999999
X99999999999

<SRN>
Securityholder Reference Number (SRN)

ARISTOCRAT GENERAL EMPLOYEE SHARE PLAN ACCEPTANCE FORM 2007

You are being invited to apply for $1,000 worth of Aristocrat Leisure Limited ordinary shares. To receive the shares, you need to formally accept this invitation to participate in the Aristocrat General Employee Share Plan (GESP) by signing and returning this form in accordance with the Terms and Conditions of the Offer.

I have read and understand the Terms and Conditions and Rules of the Aristocrat General Employee Share Plan (GESP) (as amended from time to time) and the Power of Attorney and Deed of Release and Indemnity set out overleaf and agree to be bound by them in respect of this current offer and any future offers that may be made to me. I consent to becoming a shareholder of Aristocrat Leisure Limited and agree to hold any shares I receive under the GESP subject to the Constitution of Aristocrat Leisure Limited (as amended from time to time) as evidenced by my execution of this form as a Deed.

Tax File Number/Exemption Details

Please enter your tax file number (TFN) if not already quoted. Collection of TFNs is authorised by taxation laws. Quotation of your TFN is not compulsory and will not affect your application. However, if you do not provide your TFN, Aristocrat is required by law to deduct tax from dividends and other distributions at the highest marginal tax rate

New Address (only required if address above is incorrect)

Signature

Date

Witness to Deed: **Signature**

Name

Address

Lodgement of Application

TO ACCEPT THIS INVITATION AND TO BE ELIGIBLE TO RECEIVE THE SHARES, YOU MUST COMPLETE AND RETURN THIS ACCEPTANCE FORM TO BE RECEIVED BY LINK MARKET SERVICES LIMITED ("LINK") NO LATER THAN 11 MAY, 2007. A REPLY PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

Power of Attorney

I, the person named above, hereby irrevocably grant a power of attorney to Aristocrat Technologies Australia Pty Ltd and Link Market Services Ltd (severally). Such Power of Attorney is limited to shares acquired under the GESP and authorises Aristocrat Technologies Australia Pty Ltd and Link Market Services Ltd (severally) to dispose of, or otherwise deal with, any shares and to execute documentation on my behalf for the acquisition or disposal of shares for the purpose of GESP in accordance with the Plan Rules of GESP.

Release and Indemnity

For the benefit of Aristocrat Leisure Limited, any subsidiary of Aristocrat Leisure Limited which is my employer including Aristocrat Technologies Australia Pty Ltd and Link Market Services Ltd ("Plan Administrator"):

1. Release and Indemnity of Plan Company Officers

I release each Officer from, and I undertake to indemnify and keep indemnified each Officer in respect of, any claim which I may have against the person in respect of his or her conduct:

a. as an Officer; or
b. otherwise in administering the Plan,

unless the claim results from the fraud or dishonesty of the Officer.

2. Tax Indemnity

I undertake to indemnify and keep indemnified any of Aristocrat Leisure Limited, any subsidiary of Aristocrat Leisure Limited including Aristocrat Technologies Australia Pty Ltd, which is at any time my employer, and the Plan Administrator and any Officer ("Those Indemnified") in respect of any liability to pay Tax of:

a. any of Those Indemnified; or
b. me,

which related to, results from or is associated with my participation in the Plan

Definitions of Release and Indemnity
In this Deed

"Officer means a director, secretary, executive officer (as that term is used in the Corporations Law) or employee of the Plan Administrator or Aristocrat Leisure Limited or any subsidiary thereof including Aristocrat Technologies Australia Pty Ltd.

"Tax" includes any tax, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by law or any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed), levied, imposed or made on or in respect of any or all the foregoing.

Please return the signed form to Link Market Services, in the enclosed reply paid envelope.

To manage your GESP holding effectively, we require certain personal information from you that will be used exclusively for the purposes of administering your GESP. This information may be provided to your employer and any company or person authorised or engaged by your employer to assist with the operation and administration of the Plan.

Link Market Services Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.linkmarketservices.com.au).


ARISTOCRAT

Aristocrat Leisure Limited

ABN 44 002 818 368

General Employee Share Plan

Key Plan Rules Summary

What is GESP?

The Aristocrat Leisure Limited General Employee Share Plan ("GESP") is a company scheme which will provide permanent full time and permanent part time Australian tax resident employees of Aristocrat, the opportunity to become shareholders of the Company and share in its future.

As an Aristocrat shareholder under the GESP you'll have the opportunity to benefit directly from your efforts.

How do I participate?

If you are a new GESP participant then check the details on the enclosed Acceptance Form. If correct, sign the form and have someone who knows you witness your signature. If your name or address details are incorrect then please amend them as necessary in the section allocated on the form. Return the completed form in the reply paid envelope to the Plan Administrator, Link Market Services Ltd ("Link"). The form must be received no later than the closing date.

If you are an existing GESP holder, the shares will be automatically added to your existing holding unless you decline the offer in writing.

How does GESP work?

Issue of Shares
Shares in Aristocrat Leisure Ltd will be made available to eligible employees by way of either a new issue of shares or the shares will be bought on-market and then transferred to eligible employees. The market value of the shares will be calculated by a weighted average price of Aristocrat shares traded on the share market during the week up to and including the day of issue. The shares will be valued at up to $1,000 rounded down to the nearest whole share. The Company is required to specify the acquisition price in respect of this offer. As no price is payable for the shares, the acquisition price will be nil.

Restrictions on Sale and Transfer
The shares will be registered in your name but will be subject to a "holding lock" on the share register. Your shares must be held in the Plan for at least three years before the "holding lock" is removed. At that time, the shares can be sold (unless you leave your employment with Aristocrat). This restriction is required to comply with legislative requirements.

If you leave the employ of Aristocrat within the three year period following issue of the shares, you are entitled to receive the shares and can continue to hold them or sell them, whichever you prefer.

Once the three year holding period has expired, the shares will be released from the GESP to you and an updated holding statement will be issued to you. Any arrangements for the sale of your shares is up to you, however, the Company has arranged for Link to provide a simple sale service for employees (subject to a requirement that all released GESP shares are sold).

Costs
All costs associated with the issue or transfer of the shares will be met by Aristocrat. Expenses incurred on sale of your shares (such as brokerage and stamp duty) are paid by you.

What are the benefits?

If you elect to participate in the Plan, up to AU$1,000 worth of Aristocrat Shares will be acquired on your behalf.

Your decision to participate in GESP will not affect any of the current entitlements you may enjoy as an employee of Aristocrat.

Share Prices can Fluctuate
The value of your shares may increase as Aristocrat's performance improves. So over time, the shares can become a valuable investment. You should also note that shares can decrease in value and that there is accordingly a risk involved in holding shares.

The market price of Aristocrat shares can also be obtained by visiting Aristocrat's intranet homepage or Aristocrat's website-Investor Information page, the Australian Stock Exchange website at www.asx.com.au –company code ALL, or from Stock Market reports in major Australian newspapers.

In addition, Aristocrat undertakes that it will, within a reasonable period, during the offer period make available to you the market price of an Aristocrat share. If you have access to e-mail then e-mail myshares.aristocrat@linkmarketservices.com.au otherwise, if e-mail is unavailable, you may call Link on (02) 8280-7138. This is during the "offer period" only.

Dividends
As a shareholder in Aristocrat, you will be eligible to receive such dividends as may be declared from time to time by the Company, based on the number of shares you hold in the Company. Dividends on shares may be declared up to two times per year and paid either by cheque sent in the post to your home address or by direct credit to your bank account as nominated by you. The dividend, when received, becomes part of your taxable income and you will need to declare the dividend in your tax return.

As a shareholder, you will receive a Holding Statement and Dividend Statements from time to time. The Holding Statement will provide proof of your share ownership as well as advising you of your SRN or Securityholder Reference Number. Your SRN is required whenever you contact Link regarding your shares and should be kept safe but accessible.

Dividend Reinvestment Plan
The GESP Plan Rules have recently been amended to allow GESP shares to participate in the Company's Dividend Reinvestment Plan ("DRP") if and when the DRP is activated by the Board. A dividend reinvestment plan application form is available from the Company's website, www.aristocratgaming.com.au under Investor Information/Investor Tools/Dividend Information.

What about tax?

You should consult your own personal advisor in relation to tax issues. The Company's understanding at the present time is that you will receive the initial value of your shares tax-free so long as you make the Section 139E(1) election on the holding statement you receive to confirm your initial shareholding (see below).

Three Plus participants should exercise great care in making this election as the implications can be significant. However, your tax liability is your responsibility and the Company is not providing you with tax advice in this respect. You should note that Capital Gains Tax or a similar tax may be payable on sale of the shares based on any increase in the value of the shares over their initial value. Tax is also be payable on any dividends received (subject, where applicable to franking tax credits).

If you wish to take advantage of the tax treatment provided for in Division 13A of the Income Tax Assessment Act, you must make a Section 139E(1) election in writing before you lodge your next tax return. This election can be made by signing the election provision on the Holding Statement. The Holding Statement will be forwarded to you by Link, following the issue of your GESP shares. You must keep this signed holding statement with your tax records for use when preparing your next tax return. Do not send it to anyone. If you do not make this written election, you will not be entitled to the tax treatment outlined above.

Being a Shareholder

Shareholder Information
As a shareholder, unless you elect to the contrary, you will receive an Annual Report as well as other regular shareholder updates and information from the Company's Registry – Link.

Voting
As a shareholder in Aristocrat, you may vote at general shareholder meetings.

Changed Your Address?
Link manages the day to day administration of the Aristocrat Leisure Limited share register. Once you are an Aristocrat shareholder, you must ensure that you advise Link if your address details change. Changing your personal details with Human Resources does not update your shareholding details.

You should also deal with Link regarding payment of dividends or the notification of tax file numbers. Contact details for Link are set out on the last page of this brochure. The Company recommends (where internet is available) that you utilise Link's website for updating or checking your holding details.

Withdrawing Your Shares From GESP

If you leave the employment of Aristocrat within the three year restriction period, your shares will be released from the "holding lock". Once this occurs, you will be eligible to sell or continue to hold your shares, whichever you prefer. You will also receive an updated holding statement which no longer shows your shares subject to a "holding lock".

Link offers a simple sale service to those Aristocrat employees who wish to sell all their available shares. Please contact them by calling 8280-7138 or emailing myshares.aristocrat@linkmarketservices.com.au for details but remember you will need to quote your Securityholder Reference Number (SRN).

Changes to Terms of GESP

Aristocrat reserves the right to make changes to the terms of the GESP rules.
This booklet contains a summary of the key Plan Rules of the Aristocrat Leisure Limited General Employee Share Plan.

A copy of the complete Plan Rules is available on the Company's Intranet GESP pages or free upon request from Link.

Contact Details

Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
OR
Locked Bag A14
Sydney South NSW 1235
Australia

Ph: (02) 8280 7138
Fax: (02) 9287 0396

e-mail: myshares.aristocrat@linkmarketservices.com.au
website: www.linkmarketservices.com.au



LINK
MARKET SERVICES

20 April 2007

Dear

Offer of Performance Share Rights – Aristocrat's 3+ A$1,000 General Employee Share Plan ("3+ GESP")

As set out in the *FastFacts* sent out on 30 March 2007, the Company is offering you the opportunity to receive up to A$1,000 worth of Performance Share Rights in Aristocrat Leisure Limited by participating in the 3+ GESP offer for 2007.

Enclosed is a Brochure which explains the offer. Please note, in particular, the information provided under the heading, "Can I sell my shares on the third anniversary of grant?", which details some taxation implications of accepting this offer.

Under the 3+ A$1,000 GESP, employees are offered up to A$1,000 worth of Performance Share Rights in Aristocrat.

The calculation date for determining the number of Performance Share Rights to be issued will be 30 June 2007 ("Issue Date"). The issue price for each Performance Share Right will be the weighted average price of Aristocrat shares during the one week period up to and including the Issue Date.

Please note that a Performance Share Right is not a share but is a right to receive a share once certain conditions are met – the enclosed Brochure sets out the details of the offer.

When Performance Share Rights are issued to you they are held in your name for the period of three years or until you leave the Company. When the three year period ends, if you are still employed by the Company at that time, the Performance Share Rights will be converted to fully paid ordinary shares in Aristocrat and these shares registered in your name. If you leave the Company before the end of the three year period, your Performance Share Rights are forfeited.

Enclosed in this Offer pack is your personalised Application Form, Release and Indemnity form, Power of Attorney form and 3+GESP Brochure.

Receiving Your Performance Share Rights

To receive your Performance Share Rights, please:

- complete and sign the attached Application Form (Form 1);
- complete and sign the Indemnity (Form 2) and Power of Attorney (Form 3);
- have your signature on each of the three forms witnessed (by someone who knows you)
- return your forms by post, email or facsimile to:

Employees from USA, Canada, Argentina and Puerto Rico:

Carmen Lebron
Human Resources
Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas, NV 89119, USA
Tel: 702-270-1473
Fax: 702-270-1469
Email: carmen.lebron@aristocrat-inc.com

Employees from all other countries

Link Market Services Limited
Locked Bag A14, Sydney South NSW 1235, Australia
Tel: (612) 8280 7138
Fax: (612) 9287 0396
Email: myshares.aristocrat@linkmarketservices.com.au

The forms **must reach** the relevant person above no later than **11 May 2007** (the closing date).

Please note that the forms you sign and return will be binding on you for this and future offers made to you (if any) under 3+GESP.

Eligibility

This offer is being made to staff who join on or before 30 March 2007. If you leave Aristocrat's employ between 30 March and 30 June 2007 you will not be eligible to receive the share rights.

The share rights will be issued to eligible employees on 30 June 2007.

What Happens Next

If you comply with the conditions of the offer and correctly complete, sign and return your forms **by 11 May 2007 (the closing date)**, you will receive your allocation of 3+ GESP Performance Share Rights on 30 June 2007. Link will send you a holding statement confirming the number of Performance Share Rights allocated to you.

The Holding Statement will also advise your SRN (Securityholder Reference Number).

You will need your SRN whenever you contact Link or log onto the website to check your holding details or update any personal details. Your Holding Statement should be kept in a safe but accessible place as it includes confidential information about your holding.

To update your personal details with Link simply log on to Link's website - www.linkmarketservices.com.au. Remember you must also advise Aristocrat's Payroll / Human Resources department of any change to your personal details.

If you have any questions not answered by the Offer Documents enclosed, please contact Carmen Lebron if you are an employee from the USA, Canada, Argentina or Puerto Rico and if you are an employee from any other country, please contact Link at the contact details given above.

Kind regards,

John Carr-Gregg
Company Secretary
Aristocrat Leisure Limited

Form 1



X99999999999

X99999999999

<SRN:
Securityholder Reference Number (SRN

ARISTOCRAT 3+ A$1,000 GENERAL EMPLOYEE SHARE PLAN (3+ GESP) - APPLICATION FORM

You are invited to apply for up to A$1,000 worth of Aristocrat Leisure Limited Performance Share Rights. To receive the Performance Share Rights, you need to formally accept this invitation to participate **by reviewing, signing and returning this Form 1 and the attached Form 2 and Form 3 in accordance with the Terms and Conditions of the Offer**.

I have read and understand the Terms and Conditions in the Offer Documents and the Rules of the Aristocrat 3+ A$1,000 General Employee Share Plan (as amended from time to time), the Release and Indemnity (Form 2) and the Limited Power of Attorney (Form 3) and agree to be bound by them in respect of this current offer and any future offer that may be made to me. I consent to becoming a shareholder of Aristocrat Leisure Limited and agree to hold any shares I may receive under the 3+ GESP subject to the Constitution of Aristocrat Leisure Limited (as amended from time to time) as evidenced by my execution of this Form 1 as a Deed.

New Address
(only required if address above is incorrect)

Signature

Date

Witness to Deed: Signature

Name

Address

Lodgement of Application

Please return the signed form with the signed Release and Indemnity and Power of Attorney NO LATER THAN 11 MAY 2007 by facsimile, post or scan and email to:

Employees from USA, Canada, Argentina and Puerto Rico:

Carmen Lebron, Human Resources, Aristocrat Technologies, Inc.7230 Amigo Street, Las Vegas, NV 89119, USA, Tel: 702-270-1473, Fax: 702-270-1469, Email: carmen.lebron@aristocrat-inc.com

All other countries:

Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235, Australia, Tel: (612) 8280







RELEASE AND INDEMNITY
3+ A$1,000 GENERAL EMPLOYEE SHARE PLAN ("3+ GESP")

For the benefit of Aristocrat Leisure Limited, any subsidiary of Aristocrat Leisure Limited which is my employer and the Plan Administrator, Link Market Services Ltd ("the Plan Administrator") and any Officer of any of such Companies:

1. Release

I release each such Officer and Company from, and I undertake to indemnify and keep indemnified each such Officer and Company in respect of, any claim which I may have against the person in respect of his or her conduct:

a. as an Officer; or
b. otherwise in administering the Plan,

unless the claim results from the fraud or dishonesty of the relevant Officer or Company.

2. Indemnity

I undertake to indemnify and keep indemnified any of Aristocrat Leisure Limited, any subsidiary of Aristocrat Leisure Limited, which is at any time my employer and the Plan Administrator and any Officer of any such Company ("Those Indemnified") in respect of any liability to pay Tax of:

a. any of Those Indemnified; or
b. me,

which relates to, results from or is associated with my participation in the Plan.

3. Definitions

In this Deed

"Officer" means a director, secretary, officer (as that term is used in the Corporations Law, 2001) or employee of the Plan Administrator or Aristocrat Leisure Limited or any subsidiary thereof.

"Plan" means the 3+ A$1,000 General Employee Share Plan.

"Tax" includes any tax, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by law or any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed), levied, imposed or made on or in respect of any or all the foregoing.

EXECUTED AS A DEED

IN WITNESS WHEREOF, the undersigned has caused this Release and Indemnity to be executed as of this________day of ____________ 2007.

____________________	____________________
Participant's Signature	Witness's signature
____________________	____________________
Print name of Participant	Print name of Witness

Please return the signed form with the signed Application Form and Power of Attorney <u>NO LATER THAN 11 MAY 2007 by facsimile, post or scan and email to:</u>

<u>USA, Canada, Argentina and Puerto Rico employees:</u>

Carmen Lebron, Human Resources, Aristocrat Technologies, Inc.7230 Amigo Street,Las Vegas, NV 89119, USA, Tel: 702-270-1473, Fax: 702-270-1469, Email: carmen.lebron@aristocrat-inc.com

<u>All other countries:</u>

Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235, Australia, Tel: (612) 8280 7138, Fax: (612) 9287 0396, Email: <u>myshares.aristocrat@linkmarketservices.com.au</u>

Form 3



LIMITED POWER OF ATTORNEY

3+ A$1,000 GENERAL EMPLOYEE SHARE PLAN

Know all by these presents that the undersigned hereby constitutes and appoints each of Angela Perry, Peter Rodovitis, Julie Dang, Bruce Yahl, John Carr-Gregg or Manichanh Phompida, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a participant in the 3+ A$1,000 General Employee Share Plan ("3+ GESP") of Aristocrat Leisure Limited ("the Company"), such documents as are required by the Company to effect the sale of as many shares in the Company to which the undersigned may become entitled pursuant to 3+ GESP as the Company may determine in its absolute discretion as being sufficient to provide the Company with sufficient funds to pay *all applicable* income, FICA and/or Medicare withholding taxes and any other withholding taxes; and

(2) pay any withholding taxes referred to in paragraph (1); and

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to comply with the legal or taxation obligations of the undersigned or the Company in relation to the abovementioned shares and the sale of such shares; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the *Company or the undersigned (at the* discretion of the attorney-in fact), it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution on revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall *lawfully do or cause to be done by virtue of this power of attorney* and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not undersigned, are not assuming,

Form 3



nor is the Company assuming, any of the undersigned's responsibilities to comply with any legislation or taxation obligations of the undersigned.

The undersigned agrees that each such attorney-in-fact herein may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to such attorney-in-fact and agrees to reimburse the Company and such attorney-in-fact for any legal or other expenses reasonably incurred in connection with investigation or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until and if superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.

EXECUTED AS A DEED

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this________day of ____________ 2007.

________________________	________________________
Participant's Signature	Witness's signature
________________________	________________________
Print name of Participant	Print name of Witness

Please return the signed form with the signed Application Form and Release and Indemnity **NO LATER THAN 11 MAY 2007 in person, by facsimile or scan and email to:**

USA, Canada, Argentina and Puerto Rico employees:

Carmen Lebron, Human Resources, Aristocrat Technologies, Inc.7230 Amigo Street,Las Vegas, NV 89119, USA, Tel: 702-270-1473, Fax: 702-270-1469, Email: Carmen.lebron@aristocrat-inc.com

All other countries:

Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235, Australia, Tel: (612) 8280 7138, Fax: (612) 9287 0396, Email: myshares.aristocrat@linkmarketservices.com.au

Aristocrat



GESP

3+ A$1,000
General Employee
Share Plan ("3+ GESP")

For Staff Tax Resident
Outside Australia Only


ARISTOCRAT

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder



To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	1/05/2007
The previous notice was given to the company on	3/04/2007
The previous notice was dated	29/03/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	37,502,014	8.02%	32,699,667	6.99%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	4,549,739	0.97% see note 1 at the end of this form	4,571,716	0.98% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	42,051,753	8.99%	37,271,383	7.97%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Acadian Asset Management (Australia)	Citigroup Global Market Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	342,902 Fully paid ordinary shares**" See note 1 on the last page of this form.	342,902
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	4,059 Fully paid ordinary shares	4,059
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	28,154,917 Fully paid ordinary shares	28,154,917
Colonial First State Investment Limited (1)	Citigroup Global Market Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	6,013 Fully paid ordinary shares	6,013
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,250,746 Fully paid ordinary shares	1,250,746
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,011,906 Fully paid ordinary shares	1,011,906
Colonial First State Investment Limited (2)	Motor Accident Commission, c/o Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	160,825 Fully paid ordinary shares	160,825

Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	23,400 Fully paid ordinary shares	23,400
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	4,228,814 Fully paid ordinary shares"*" See note 1 on the last page of this form.	4,228,814
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	1,222,241 Fully paid ordinary shares	1,222,241
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	865,560 Fully paid ordinary shares	865,560
Grand Total					37,271,383

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 4 day of May 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 1/05/2007

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)

Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 1/05/2007

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
30 Mar 2007	Citicorp Nominees Pty Limited	BUY	1625	26650
30 Mar 2007	Citicorp Nominees Pty Limited	BUY	6904	113393
02 Apr 2007	Citicorp Nominees Pty Limited	BUY	44	720
02 Apr 2007	Citicorp Nominees Pty Limited	BUY	11616	190448
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	7695	126658
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	13229	210245
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	13550	216585
16 Apr 2007	Citicorp Nominees Pty Limited	BUY	6031	97825
18 Apr 2007	Citicorp Nominees Pty Limited	BUY	1407	23074
19 Apr 2007	Citicorp Nominees Pty Limited	BUY	2474	40504
23 Apr 2007	Citicorp Nominees Pty Limited	BUY	6399	104991
30 Apr 2007	Citicorp Nominees Pty Limited	BUY	429	7104
30 Apr 2007	Citicorp Nominees Pty Limited	BUY	3108	51724
Total			**74511**	**1209921**
Entity Total			**74511**	**1209921**

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
16 Apr 2007	Share Direct Nominees Pty Limited	BUY	5434	87759
16 Apr 2007	Share Direct Nominees Pty Limited	SELL	-8000	-129200
Total			**-2566**	**-41441**
Entity Total			**-2566**	**-41441**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-23637	-382063
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-12190	-194743
01 May 2007	Citicorp Nominees Pty Limited	SELL	-25948	-411249
Total			**-61775**	**-988055**
Entity Total			**-61775**	**-988055**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
30 Mar 2007	BNP Paribas Securities	SELL	-6404	-104756
30 Mar 2007	BNP Paribas Securities	SELL	-4381	-71733
02 Apr 2007	BNP Paribas Securities	SELL	-2696	-44155
03 Apr 2007	BNP Paribas Securities	SELL	-33703	-546270
03 Apr 2007	BNP Paribas Securities	SELL	-7620	-123811
03 Apr 2007	BNP Paribas Securities	SELL	-5056	-82202

04 Apr 2007	BNP Paribas Securities	SELL	-29944	-490447
05 Apr 2007	BNP Paribas Securities	SELL	-31149	-503321
05 Apr 2007	BNP Paribas Securities	SELL	-4129	-66776
10 Apr 2007	BNP Paribas Securities	SELL	-2871	-46218
11 Apr 2007	BNP Paribas Securities	SELL	-27650	-437405
12 Apr 2007	BNP Paribas Securities	SELL	-23524	-374415
12 Apr 2007	BNP Paribas Securities	SELL	-16951	-269948
13 Apr 2007	BNP Paribas Securities	SELL	-29059	-463005
13 Apr 2007	BNP Paribas Securities	SELL	-4992	-79600
16 Apr 2007	BNP Paribas Securities	SELL	-26593	-429260
17 Apr 2007	BNP Paribas Securities	SELL	-16648	-268558
17 Apr 2007	BNP Paribas Securities	SELL	-4642	-75022
24 Apr 2007	BNP Paribas Securities	SELL	-3600	-59223
26 Apr 2007	BNP Paribas Securities	SELL	-6772	-110650
27 Apr 2007	BNP Paribas Securities	SELL	-5079	-82329
30 Apr 2007	BNP Paribas Securities	SELL	-6149	-101823
Total			**-299612**	**-4830927**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-5000	-80954
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-32188	-520280
11 Apr 2007	Citicorp Nominees Pty Limited	SELL	-645	-10204
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-550	-8755
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-396	-6307
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-679	-10819
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-117	-1866
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-621	-10025
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-724	-11680
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-202	-3265
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-132	-2157
27 Apr 2007	Citicorp Nominees Pty Limited	SELL	-99	-1605
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-119	-1971
01 May 2007	Citicorp Nominees Pty Limited	SELL	-24943	-395321
Total			**-66415**	**-1065209**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
30 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-336	-5497
30 Mar 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-230	-3766
02 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-142	-2326
03 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1770	-28691
03 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-400	-6500
03 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-265	-4309
04 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1572	-25749
05 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-6446	-104198
05 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1635	-26421
05 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-217	-3510
10 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-151	-2431
11 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-829	-13115
12 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1319	-20995

12 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-951	-15146
13 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1629	-25957
13 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-280	-4465
16 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1491	-24069
17 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-724	-11680
17 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-202	-3265
24 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-200	-3290
26 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-357	-5834
27 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-268	-4344
30 Apr 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-325	-5382
01 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-4674	-74083
Total			**-26413**	**-425023**

Entity Total			**-392440**	**-6321159**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
30 Mar 2007	Citicorp Nominees Pty Limited	BUY	642	10529
30 Mar 2007	Citicorp Nominees Pty Limited	BUY	2728	44805
30 Mar 2007	Citicorp Nominees Pty Limited	BUY	14050	230871
02 Apr 2007	Citicorp Nominees Pty Limited	BUY	5130	83824
04 Apr 2007	Citicorp Nominees Pty Limited	BUY	2090	34401
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-513	-8443
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-79	-1300
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	3045	48338
11 Apr 2007	Citicorp Nominees Pty Limited	BUY	3719	59105
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	2529	40424
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	3700	59066
12 Apr 2007	Citicorp Nominees Pty Limited	BUY	9200	147485
13 Apr 2007	Citicorp Nominees Pty Limited	BUY	2500	39881
13 Apr 2007	Citicorp Nominees Pty Limited	BUY	6550	104861
18 Apr 2007	Citicorp Nominees Pty Limited	BUY	415	6806
23 Apr 2007	Citicorp Nominees Pty Limited	BUY	3830	62840
23 Apr 2007	Citicorp Nominees Pty Limited	BUY	4200	68789
23 Apr 2007	Citicorp Nominees Pty Limited	SELL	-258	-4246
23 Apr 2007	Citicorp Nominees Pty Limited	SELL	-40	-658
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-17009	-280479
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-2618	-43171
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-673	-11076
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-104	-1712
30 Apr 2007	Citicorp Nominees Pty Limited	BUY	129	2136
30 Apr 2007	Citicorp Nominees Pty Limited	BUY	935	15561
30 Apr 2007	Citicorp Nominees Pty Limited	BUY	21026	349985
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-15847	-262177
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-15063	-249183
01 May 2007	Citicorp Nominees Pty Limited	SELL	-12237	-193250
Total			**21977**	**354012**

Entity Total			**21977**	**354012**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-40637	-664739
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-27806	-455284
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-27006	-441763
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-18798	-307497
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-18477	-302535
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-12862	-210597
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-1819	-29755
30 Mar 2007	Citicorp Nominees Pty Limited	SELL	-1244	-20369
02 Apr 2007	Citicorp Nominees Pty Limited	SELL	-17110	-280226
02 Apr 2007	Citicorp Nominees Pty Limited	SELL	-11371	-186233
02 Apr 2007	Citicorp Nominees Pty Limited	SELL	-7915	-129631
02 Apr 2007	Citicorp Nominees Pty Limited	SELL	-766	-12546
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-213884	-3466709
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-142133	-2303743
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-98938	-1603623
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-48356	-785696
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-32135	-522135
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-32082	-521597
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-22369	-363455
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-21320	-346625
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-14841	-241288
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-9572	-155146
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-2164	-35161
03 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1436	-23347
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-190027	-3112418
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-126279	-2068301
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-87902	-1439731
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-14617	-239581
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-8504	-139285
04 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1815	-29751
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-197679	-3194194
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-131364	-2122644
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-91442	-1477564
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-60803	-982806
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-26200	-423721
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-17411	-281580
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-12120	-196011
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-8846	-142938
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-3389	-54779
05 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1173	-18970
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-18222	-293342
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-12109	-194934
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-8429	-135692
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-7256	-115919
10 Apr 2007	Citicorp Nominees Pty Limited	SELL	-815	-13120
11 Apr 2007	Citicorp Nominees Pty Limited	SELL	-170507	-2697311
11 Apr 2007	Citicorp Nominees Pty Limited	SELL	-116313	-1839997
11 Apr 2007	Citicorp Nominees Pty Limited	SELL	-76498	-1210149
11 Apr 2007	Citicorp Nominees Pty Limited	SELL	-7558	-119563
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-143122	-2277974
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-103133	-1642412
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-98494	-1567661
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-70973	-1130258
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-66615	-1060265
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-48002	-764441

12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-14000	-222914
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-12600	-200622
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-6376	-101482
12 Apr 2007	Citicorp Nominees Pty Limited	SELL	-4594	-73160
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-176800	-2817001
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-121668	-1938569
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-82289	-1311133
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-30368	-484234
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-20899	-333246
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-14135	-225390
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-7876	-125490
13 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1353	-21574
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-161796	-2611684
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-111343	-1797280
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-90000	-1452657
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-75305	-1215561
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-7207	-116334
16 Apr 2007	Citicorp Nominees Pty Limited	SELL	-5129	-82805
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-111470	-1798185
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-75279	-1214367
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-51971	-838373
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-31079	-502286
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-20988	-339199
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-14490	-234181
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-5284	-85239
17 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1473	-23806
19 Apr 2007	Citicorp Nominees Pty Limited	BUY	66647	1079681
19 Apr 2007	Citicorp Nominees Pty Limited	SELL	-66647	-1079681
19 Apr 2007	Citicorp Nominees Pty Limited	SELL	-8271	-133990
19 Apr 2007	Citicorp Nominees Pty Limited	SELL	-4570	-74034
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-32000	-526424
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-21000	-345465
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-21000	-345465
24 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1500	-24676
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-45899	-749959
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-26336	-430312
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-18811	-307359
26 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1693	-27662
27 Apr 2007	Citicorp Nominees Pty Limited	SELL	-34424	-558001
27 Apr 2007	Citicorp Nominees Pty Limited	SELL	-19752	-320173
27 Apr 2007	Citicorp Nominees Pty Limited	SELL	-14108	-228686
27 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1270	-20586
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-41677	-690140
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-23912	-395965
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-17081	-282849
30 Apr 2007	Citicorp Nominees Pty Limited	SELL	-1537	-25452
01 May 2007	Citicorp Nominees Pty Limited	SELL	-40065	-634989
01 May 2007	Citicorp Nominees Pty Limited	SELL	-25180	-394192
01 May 2007	Citicorp Nominees Pty Limited	SELL	-5146	-80561
01 May 2007	Citicorp Nominees Pty Limited	SELL	-3935	-61602
01 May 2007	Citicorp Nominees Pty Limited	SELL	-1681	-26316
Total			**-4419278**	**-71248642**

Date	Registered Company	Transaction type	Quantity	Consideration
23 Apr 2007	Citigroup Global Market Limited	SELL	-803	-13144
Total			**-803**	**-13144**
Entity Total			**-4420081**	**-71261786**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
20 Apr 2007	Avanteos Investments Limited	BUY	134	2175
20 Apr 2007	Avanteos Investments Limited	SELL	-130	-2110
Total			**4**	**65**
Entity Total			**4**	**65**
Grand Total			**-4780370**	**-77048448**

End of Annexure B

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

RECEIVED
2007 JUL -2 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Signature

Date signed
16/5/07 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

A1 ☐ Change of address

A2 ☐ Change a name for officeholder or members

A3 ☐ Change of ultimate holding company details

B1 ☐ Cease an officeholder

B2 ☐ Appoint an officeholder

B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares**				
☐ Proprietary company				
☑ Public company				
☐ if in response to the Annual company statement				
☑ if not in response to the Annual company statement	✔	Not required	Not required	Not required

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- ☐ Redeemable preference shares – **S.254J**
- ☐ Capital reduction – **S.256A – S.256E**
- ☑ Share buy-back – **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☑ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- ☐ Forfeited shares – **S.258D**
- ☐ Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1000000	$15,354,460.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

09/05/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- ☐ Yes
- ☑ No

Form **605**
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368

1. Details of substantial holder(1)

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder ceased to be a substantial holder on 10/05/2007.
The previous notice was given to the company on 29/09/2006.
The previous notice was dated 28/09/2006.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 7 pages annexed to this notice and marked Annexure 'A'.

2. Changes in relevant interests*

Particulars of each change in, or change in the nature of, a relevant interest(2) of the substantial holder or an associate(3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change(4)	Consideration given in relation to change(5)	Class(6) and number of securities affected	Person's votes affected
18/09/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$111,219.20	8,700 Ordinary Fully Paid Shares	8,700
21/09/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$745,635.35	54,900 Ordinary Fully Paid Shares	54,900
29/09/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$2,105,011.43	150,000 Ordinary Fully Paid Shares	150,000
05/10/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$15,854,202.86	1,127,300 Ordinary Fully Paid Shares	1,127,300
11/10/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$54,516.53	3,900 Ordinary Fully Paid Shares	3,900
12/10/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$54,376.30	4,000 Ordinary Fully Paid Shares	4,000
13/10/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$9,052,505.02	646,603 Ordinary Fully Paid Shares	646,603

17/10/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$5,442,565.62	393,403 Ordinary Fully Paid Shares	393,403
19/10/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$5,072,497.73	373,248 Ordinary Fully Paid Shares	373,248
20/10/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$1,244,261.53	90,875 Ordinary Fully Paid Shares	90,875
20/10/2006	ANZ and each of the ANZ Subsidiaries	On-market acquisition by ANZ Executors & Trustee Company Limited	$92,821.91	6,771 Ordinary Fully Paid Shares	6,771
26/10/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$3,058,456.03	219,979 Ordinary Fully Paid Shares	219,979
01/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$201,391.14	14,100 Ordinary Fully Paid Shares	14,100
02/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$100,712.82	7,000 Ordinary Fully Paid Shares	7,000
08/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$5,853,899.04	388,640 Ordinary Fully Paid Shares	388,640
13/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$628,564.94	42,160 Ordinary Fully Paid Shares	42,160
14/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$5,841,689.95	390,246 Ordinary Fully Paid Shares	390,246
15/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$8,975,640.51	586,701 Ordinary Fully Paid Shares	586,701
16/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$4,249,499.31	279,656 Ordinary Fully Paid Shares	279,656
20/11/2006	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$178,321.80	11,700 Ordinary Fully Paid Shares	11,700
21/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$60,215.10	4,000 Ordinary Fully Paid Shares	4,000
28/11/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$81,452.68	5,300 Ordinary Fully Paid Shares	5,300
01/12/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$326,289.06	21,012 Ordinary Fully Paid Shares	21,012

04/12/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$333,041.01	21,500 Ordinary Fully Paid Shares	21,500
11/12/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,004,825.64	63,600 Ordinary Fully Paid Shares	63,600
15/12/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$2,432,397.75	150,072 Ordinary Fully Paid Shares	150,072
18/12/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,591,927.07	99,293 Ordinary Fully Paid Shares	99,293
19/12/2006	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$2,016,015.25	126,535 Ordinary Fully Paid Shares	126,535
08/01/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$335,708.17	21,300 Ordinary Fully Paid Shares	21,300
09/01/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$14,421.41	900 Ordinary Fully Paid Shares	900
10/01/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$67,351.23	4,200 Ordinary Fully Paid Shares	4,200
11/01/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$526,605.34	32,400 Ordinary Fully Paid Shares	32,400
12/01/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$57,390.26	3,500 Ordinary Fully Paid Shares	3,500
16/01/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,706,217.38	101,100 Ordinary Fully Paid Shares	101,100
22/01/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$53,734.93	3,300 Ordinary Fully Paid Shares	3,300
29/01/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$167,306.36	9,689 Ordinary Fully Paid Shares	9,689
30/01/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$432,950.45	26,789 Ordinary Fully Paid Shares	26,789
06/02/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$49,601.47	3,000 Ordinary Fully Paid Shares	3,000
26/02/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$313,674.87	17,600 Ordinary Fully Paid Shares	17,600

28/02/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$470,080.66	27,900 Ordinary Fully Paid Shares	27,900
05/03/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$5,781,476.73	364,600 Ordinary Fully Paid Shares	364,600
06/03/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$6,642,720.87	420,069 Ordinary Fully Paid Shares	420,069
07/03/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$48,717.42	3,000 Ordinary Fully Paid Shares	3,000
08/03/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$120,332.64	7,448 Ordinary Fully Paid Shares	7,448
09/03/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$38,994.36	2,600 Ordinary Fully Paid Shares	2,600
15/03/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$83,760.36	5,100 Ordinary Fully Paid Shares	5,100
23/03/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$5,781,975.12	354,494 Ordinary Fully Paid Shares	354,494
27/03/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$124,244.78	7,500 Ordinary Fully Paid Shares	7,500
02/04/2007	ANZ and each of the ANZ Subsidiaries	Note 1 - see Annexure B of 1 page	$98,382.27	6,000 Ordinary Fully Paid Shares	6,000
10/04/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$6,967,332.03	437,105 Ordinary Fully Paid Shares	437,105
11/04/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,140,597.99	71,700 Ordinary Fully Paid Shares	71,700
12/04/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$954,552.30	59,900 Ordinary Fully Paid Shares	59,900
24/04/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,281,115.72	78,000 Ordinary Fully Paid Shares	78,000
26/04/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$5,032,881.30	309,000 Ordinary Fully Paid Shares	309,000
27/04/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,852,549.73	114,200 Ordinary Fully Paid Shares	114,200

30/04/2007	ANZ and each of the ANZ Subsidiaries	On-market sale by ANZ Executors & Trustee Company Limited	$29,866.41	1,807 Ordinary Fully Paid Shares	1,807
02/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$556,086.26	35,400 Ordinary Fully Paid Shares	35,400
03/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$701,117.45	45,300 Ordinary Fully Paid Shares	45,300
04/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$5,036,331.71	329,860 Ordinary Fully Paid Shares	329,860
07/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$2,731,170.80	177,473 Ordinary Fully Paid Shares	177,473
08/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$2,555,281.23	166,873 Ordinary Fully Paid Shares	166,873
09/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$1,042,929.09	68,492 Ordinary Fully Paid Shares	68,492
10/05/2007	ANZ and each of the ANZ Subsidiaries	Note 2 - see Annexure B of 1 page	$13,624,126.00	900,406 Ordinary Fully Paid Shares	900,406

3. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association(7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not Applicable

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name John Priestley capacity Company Secretary

sign here date 18 May 2007

DIRECTIONS

[1] If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

[2] See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

[3] See the definition of "associate" in section 9 of the Corporations Law.

[4] Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

[5] Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

[6] The voting shares of a company constitute one class unless divided into separate classes.

[7] Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred
to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 18 May 2007

....

John Priestley - Company Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

NOTE: *All companies are 100% owned within the Group unless otherwise indicated and dates are in Australian format*

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/05/54
Australia	Alliance Holdings Pty Ltd		1	9/08/56
American Samoa	Amerika Samoa Bank Inc.		21	26/05/78
Australia	ANZcover Insurance Pty Ltd		1	24/04/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/04/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/07/94
Australia	ANZ Alternate Assets Holding Company Pty Ltd (1 share held by ANZ National Bank Limited)		1	15/06/06
Australia	ANZ Business Equity Fund Limited		1	15/06/06
USA, New York	ANZ BGH LLC		30	25/05/04
Australia	ANZ Capel Court Limited		1	22/04/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (owned 87.5% by ANZ Capel Court Limited & 12.5% by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/01/85
Australia	ANZ Capital Funding Pty Ltd		1	11/08/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/09/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (owned 98 % by ANZ & 2% by ANZ Funds Pty Ltd)		30	19/11/04
Australia	ANZ Commodity Trading Pty Ltd		1	3/05/01
Australia	ANZ Custodians Pty Ltd		1	9/05/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/08/83
Australia	ANZ Executors & Trustee Company Limited		1	17/03/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/05/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/05/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/07/94
Australia	ANZ Funds Pty. Ltd.		1	13/03/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZ Bank (Europe) Limited		13	22/04/87
England	ANZ Jackson Funding plc (1 Share held by ANZ)		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/03/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ Capital NZ Limited		36	8/12/00
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ National Staff Superannuation Limited		36	10/05/06
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/02/88
New Zealand	Arawata Assets Limited		36	4/05/90
New Zealand	Arawata Finance Limited		36	10/06/81
New Zealand	Arawata Capital Limited		36	01/09/05
New Zealand	APAC Investments Limited	65%	26	17/08/05
New Zealand	Amberley Investments Limited	50%	36	10/03/03
New Zealand	Burnley Investments Limited		36	27/06/02
New Zealand	Cortland Finance Limited		36	24/08/00
New Zealand	Culver Finance Limited		36	26/04/01
New Zealand	Sefton Finance Limited		36	7/02/03
New Zealand	Arawata Holdings Limited		36	2/08/85
New Zealand	Harcourt Corporation Limited		36	27/06/85
New Zealand	Airlie Investments Limited		36	15/05/02
New Zealand	Nerine Finance No 2	65%	2	14/06/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Harcourt Investments Limited		36	24/07/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/02/73
New Zealand	Arawata Securities Limited		36	13/08/85
New Zealand	Arawata Trust Company		36	8/11/05
New Zealand	Direct Broking Limited		TBA	TBA
New Zealand	Direct Nominees Limited		TBA	TBA
New Zealand	Endeavour Finance Limited		36	24/09/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	5	9/11/01
New Zealand	Tui Endeavour Limited		36	10/07/92
New Zealand	Endeavour Securities Limited		36	24/09/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/09/48
New Zealand	Alos Holdings Limited		36	12/06/87
New Zealand	NBNZ Finance Limited		36	15/06/87
New Zealand	NBNZ Holdings Limited		36	7/03/89
New Zealand	BHI Investments Limited		36	13/09/85
British Virgin Is	CBC Finance Limited		33	31/08/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
New Zealand	NBNZ Investment Services Limited		36	21/04/04
New Zealand	NBNZ Life Insurance Limited		36	26/05/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	South Pacific Merchant Finance Limited		36	14/07/72
New Zealand	Southpac Corporation Limited		36	14/03/72

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Control Nominees Limited		36	30/07/83
New Zealand	Trillium Holdings Limited		36	17/03/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/04/38
New Zealand	Eftpos New Zealand Limited		36	8/06/94
New Zealand	Samson Funding Limited		36	4/11/03
India	ANZ Capital Pvt. Limited		27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited (1 Share-Wilgrist Nominee Limited)		16	10/10/72
Hong Kong	ANZ Asia Limited (1 share -Wilgrist Nominees Limited & Wilvestor Ltd)		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/09/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (owned 50% by ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/02/87
Singapore	ANZCOVER Pte. Ltd.		15	9/05/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/07/00
Singapore	Torridon Pte Ltd		14	5/08/97
Australia	ANZ Online Holdings Pty Ltd		1	22/02/07
India	ANZ Operations and Technology Pvt Limited		8	7/06/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/09/98
Kiribati	Bank of Kiribati Ltd (25% owned by Republic of Kiribati)	75%	23	30/08/84
Australia	LFD Limited (owned 74.94 % by ANZ Funds - 25.06% by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/04/37
England	Minerva Holdings Limited (1 share - Brandts Nominees Limited*)		13	5/04/83
England	ANZEF Limited (1 share - Brandts Nominees Limited*)		13	1/01/34
England	ANZEF Leasing No. 1 Limited		13	17/08/89
England	ANZEF Leasing No. 2 Limited (owned 0.01% by Brandts Nominees Limited & Minerva Holdings Limited*, 0.39% by Citybank International PLC, 0.61% by Schroder Investments Co Ltd)	99%	13	18/01/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Distribution *(NB - this is an Unlimited Company)* (1 share - Brandts Nominees Limited*)		13	20/09/05
England	ANZ Emerging Markets Holdings Limited (1 share - Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share - Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share - Brandts Nominees Limited*)		13	11/04/83
England	ANZ Leasing (No. 2) Ltd (owned 0.01% by Gareth Campbell*)		13	19/06/73
USA, New York	ANZ Securities Inc.		12	7/04/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (owned 50% by Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/03/52
England	Brandts Nominees Limited (owned 90% by Minerva Holdings	90%	13	22/02/34

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
	Limited & 10% by Gareth Campbell*)			
England	Minerva Nominees Limited (owned 66.67 % by Minerva Holdings Limited - 33.33% by Brandts Nominees Limited*)		13	20/05/38
England	Minerva Nominees (No.2) Limited (owned 99% by Minerva Holdings Limited - 1% by Brandts Nominees Limited*)		13	18/07/67
Cayman Islands	Nichelle Limited		9	26/03/04
Australia	Town & Country Land Holdings Pty Ltd		1	30/09/91
Australia	Votraint No. 1103 Pty Limited		1	8/05/98
Australia	ANZ General Partner Pty Ltd		1	21/09/01
Australia	ANZ Holdings Pty Ltd		1	14/07/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/06/85
Australia	530 Collins Street Property Trust		1	
Australia	ANZ Investments Pty Ltd		1	14/07/77
Jersey	ANZ Jersey Limited (owned 50% by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/04/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/01/66
Australia	ANZ Leasing (BWC Financing) Pty Ltd		1	20/12/06
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/02/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/02/59
USA, New York	ANZ Limited Partnership (owned 98.9% by ANZ & 1.09% by ANZ Realty Holdings (USA) Inc)		12	21/03/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/07/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/09/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/09/81
England	ANZ Pensions (UK) Limited (1 share - Brandts Nominees Limited*)		13	25/07/77
Australia	ANZ Private Equity Management Limited		1	15/06/06
Australia	ANZ Properties (Australia) Pty Ltd		1	14/03/68
Australia	Weelya Pty. Ltd.		1	20/05/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/07/91
Australia	ANZ Rewards Pty Ltd		1	21/05/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/05/98
Australia	ANZ Rural Products Pty Ltd		1	8/06/01
Australia	ANZ Securities (Holdings) Limited		1	6/05/70
Australia	ANZ Futures Pty Ltd		1	15/08/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
Australia	Cleveland Bay Water Pty Limited		1	22/08/05
Australia	Condamine Power Station Pty Ltd		1	22/9/06

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	Gas Investments Pty Ltd		1	22/9/06
Australia	Wattle Point Wind Farm Pty Ltd		1	19/6/02
Australia	Stadium Holdings Pty Ltd		1	25/9/06
Australia	Stadium Investments Pty Ltd		1	25/9/06
New Zealand	ANZ Securities (New Zealand) Limited		36	19/03/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/09/90
USA, New York	ANZ Securities (USA) Inc		12	16/09/87
Australia	ANZ Securities Limited		1	20/06/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/01/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/01/80
Australia	ANZ Underwriting Limited		1	28/06/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Tradecentrix Pty Limited		1	7/02/01
Australia	Tradecentrix Pty Limited		1	18/01/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/05/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/04/88
Australia	Azuria Australia Pty Ltd		1	17/09/03
Australia	Bellinz Pty Ltd		1	29/04/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/07/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/06/97
Australia	Crebb No 6 Pty Ltd (owned 50% by ANZBGL & ANZ National Bank Limited)		1	15/06/01
Australia	E S & A Holdings Pty Ltd		1	14/07/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/08/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/06/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/09/83
Australia	Asset Rentals Pty Ltd		1	29/04/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Loan Service Centre Pty Limited		1	18/06/90
Australia	Mercantile Credits Pty Ltd		1	11/07/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/07/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/09/83
Australia	FCA Finance Pty. Limited		1	29/04/58
Australia	Analed Pty. Ltd.		1	26/06/73
Australia	G-BNWF Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/05/00
Guam	Isis Limited		37	14/02/07
Australia	JIKK Pty Ltd		1	8/05/98
Australia	NMRB Finance Limited *(In Liquidation)*	N/A	N/A	23/08/74
Australia	NMRB Pty Ltd		1	14/02/86

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	NMRSB Pty Ltd		1	21/04/90
Indonesia	PT ANZ Panin Bank	85%	20	5/09/90
Fiji	Quest Limited (owned 50% by ANZ & ANZ Funds Pty Ltd)		29	9/01/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*	N/A	N/A	24/05/51
England	The London Bank of Australia *(In Liquidation)*	N/A	N/A	1893
England	The Union Bank of Australia Limited *(In Liquidation)*	N/A	N/A	1880
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd		1	17/09/03

*** Held as bare nominee – no beneficial ownership**
 # Deemed controlled by Endeavour Finance Limited due control of voting

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 20 Kramuon Sar & Corner 67 Street, Phnom Penh, Cambodia

5 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 C/- Bell Gully, Level 22, Vero Centre, 48 Shortland St, Auckland, New Zealand

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/- KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 - 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

37 Calvo & Clarke, 655 South Marine Corps Drive, Suite 202, Tamuning, GUAM 96913

Annexure "B"

This is the Annexure of 1 page marked "B" referred

to in the form 605 Notice of change in interest of substantial holder

Signed by me and dated 18 May 2007

....

John Priestley -Company Secretary

Australia and New Zealand Banking Group Limited

Note 1: ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.

Note 2: ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares.

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

RECEIVED
2007 JUL -2 P 12:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Signature
[signature]

Date signed
25 May 2007 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares**				
C ☐ **Cancellation of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- ☐ Redeemable preference shares – **S.254J**
- ☐ Capital reduction – **S.256A – S.256E**
- ☑ Share buy-back – **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☑ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- ☐ Forfeited shares – **S.258D**
- ☐ Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1000000	$15,027,340.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred *

16/05/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- ☐ Yes
- ☑ No

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

RECEIVED
2007 JUL -2 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name - officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
		C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
25 May 2007 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares**				
☐ Proprietary company				
☑ Public company				
☐ If in response to the Annual company statement				
☑ if not in response to the Annual company statement	✔	Not required	Not required	Not required

- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemable preference shares – **S.254J**
- [ ] Capital reduction – **S.256A – S.256E**
- [x] Share buy-back – **ss.257H(3)**
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- [ ] Forfeited shares – **S.258D**
- [ ] Shares returned to a public company – **ss.258E(2) & (3)**
- [ ] Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1000000	$15,027,340.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred *

16/05/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- [ ] Yes
- [x] No

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Aristocrat Leisure Limited (ALL)**
ACN/ARSN **002 818 368**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 23 May 2007

The previous notice was given to the company on 15 February 2007

The previous notice was dated 15 February 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
23/05/07	Barclays Group *Annexure A*	Reduction in voting power	Average price $16.18	Ordinary (515,790)	0.10%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

25 May 2007
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant Interest in Aristocrat Leisure Limited ("ALL") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in ALL for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in ALL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in ALL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

______________________________	25 May 2007
Company Secretary	Date
Barclays Global Investors Australia	

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

RECEIVED
2007 JUL -2 P 12:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Signature
[signature]

Date signed
7/6/07 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares**				
☐ Proprietary company				
☑ Public company				
☐ if in response to the Annual company statement				
☑ if not in response to the Annual company statement	✔	Not required	Not required	Not required

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemable preference shares – **S.254J**
- [ ] Capital reduction – **S.256A – S.256E**
- [x] Share buy-back – **ss.257H(3)**
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- [ ] Forfeited shares – **S.258D**
- [ ] Shares returned to a public company – **ss.258E(2) & (3)**
- [ ] Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1241965	$19,157,905.26

Earliest date of change
Please indicate the earliest date that any of the above changes occurred *

24/05/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- [ ] Yes
- [x] No

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Aristocrat Leisure Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited (and its related companies)

ACN/ARSN (if applicable): 008 459 596

There was a change in the interests of the substantial holder on: 12/06/2007

The previous notice was given to the company on: 25/10/2004

The previous notice was dated: 02/11/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	29771111	6.23%	23952402	5.15%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure B				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer Annexure C				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 14 / 06 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE 'B'

Changes in relevant Interests

This is the annexure marked 'B' of 4 pages referred to in form 604 Notice of a Change of Interests of Substantial shareholder signed by me on: 14.06.2007

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
7/03/2007	D9220	Buy of Units on ASX	-$ 48,710	3,000	3,000
7/05/2007	D9220	Sale of Units on ASX	-$ 77,230	- 5,000	- 5,000
26/02/2007	USIM01	Sale of Units on ASX	$ 36,739	- 2,100	- 2,100
28/02/2007	USIM01	Buy of Units on ASX	$ 148,350	8,700	8,700
8/03/2007	USIM01	Buy of Units on ASX	$ 143,656	9,000	9,000
23/03/2007	USIM01	Buy of Units on ASX	$ 29,304	1,796	1,796
11/04/2007	USIM01	Sale of Units on ASX	$ 427,460	- 27,000	- 27,000
1/05/2007	USIM01	Sale of Units on ASX	$ 28,724	- 1,800	- 1,800
2/05/2007	USIM01	Sale of Units on ASX	$ 184,209	- 11,700	- 11,700
3/05/2007	USIM01	Sale of Units on ASX	$ 241,208	- 15,600	- 15,600
7/05/2007	USIM01	Sale of Units on ASX	$ 101,493	- 6,600	- 6,600
17/05/2007	USIM01	Sale of Units on ASX	$ 35,521	- 2,400	- 2,400
30/05/2007	USIM01	Sale of Units on ASX	$ 100,185	- 6,600	- 6,600
8/06/2007	USIM01	Sale of Units on ASX	$ 18,120	- 1,200	- 1,200
6/03/2007	AS8601	Buy of Units on ASX	$ 49,451	3,128	3,128
8/03/2007	AS8601	Buy of Units on ASX	$ 34,894	2,196	2,198
23/03/2007	AS8601	Buy of Units on ASX	$ 58,258	3,449	3,449
4/05/2007	AS8601	Sale of Units on ASX	$ 13,803	- 904	- 904
4/05/2007	AS8601	Sale of Units on ASX	$ 21,816	- 1,446	- 1,448
7/05/2007	AS8601	Sale of Units on ASX	$ 44,514	- 2,892	- 2,892
8/05/2007	AS8601	Sale of Units on ASX	$ 55,107	- 3,600	- 3,600
8/05/2007	AS8601	Sale of Units on ASX	$ 44,285	- 2,892	- 2,892
9/05/2007	AS8601	Sale of Units on ASX	$ 18,470	- 1,213	- 1,213
10/05/2007	AS8601	Sale of Units on ASX	$ 165,179	- 10,916	- 10,916
15/05/2007	AS8601	Sale of Units on ASX	$ 198,798	- 13,200	- 13,200
16/05/2007	AS8601	Buy of Units on ASX	$ 15,852	1,074	1,074
17/05/2007	AS8601	Buy of Units on ASX	$ 23,897	1,611	1,611
5/06/2007	AS8601	Sale of Units on ASX	$ 172,250	- 11,278	- 11,278
7/06/2007	AS8601	Sale of Units on ASX	$ 70,097	- 4,622	- 4,622
8/06/2007	AS8601	Sale of Units on ASX	$ 39,051	- 2,593	- 2,593
8/06/2007	AS8601	Sale of Units on ASX	$ 32,028	- 2,130	- 2,130
12/06/2007	AS8601	Sale of Units on ASX	$ 175,607	- 11,777	- 11,777
26/02/2007	L1122	Sale of Units on ASX	$ 170,524	- 9,900	- 9,900
6/03/2007	L1122	Buy of Units on ASX	$ 19,034	1,204	1,204
8/03/2007	L1122	Buy of Units on ASX	$ 26,949	1,696	1,698
23/03/2007	L1122	Buy of Units on ASX	$ 46,217	2,833	2,833
24/04/2007	L1122	Sale of Units on ASX	$ 512,446	- 31,200	- 31,200
15/05/2007	L1122	Buy of Units on ASX	$ 140,622	9,300	9,300
16/05/2007	L1122	Buy of Units on ASX	$ 25,358	1,718	1,718
17/05/2007	L1122	Buy of Units on ASX	$ 38,241	2,578	2,579
6/06/2007	L1122	Sale of Units on ASX	$ 135,436	- 8,937	- 8,937
7/06/2007	L1122	Sale of Units on ASX	$ 55,553	- 3,683	- 3,683
8/06/2007	L1122	Sale of Units on ASX	$ 36,912	- 2,451	- 2,451
8/06/2007	L1122	Sale of Units on ASX	$ 30,283	- 2,014	- 2,014
12/06/2007	L1122	Sale of Units on ASX	$ 165,939	- 11,135	- 11,135
5/03/2007	L3122	Buy of Units on ASX	$ 190,216	12,032	12,032
8/03/2007	L3122	Buy of Units on ASX	$ 110,976	6,964	6,984
23/03/2007	L3122	Buy of Units on ASX	$ 174,861	10,720	10,720
24/04/2007	L3122	Sale of Units on ASX	$ 768,669	- 46,800	- 46,800
4/05/2007	L3122	Sale of Units on ASX	$ 35,484	- 2,324	- 2,324
4/05/2007	L3122	Sale of Units on ASX	$ 56,360	- 3,718	- 3,718
7/05/2007	L3122	Sale of Units on ASX	$ 114,455	- 7,436	- 7,436
8/05/2007	L3122	Sale of Units on ASX	$ 113,866	- 7,436	- 7,436
9/05/2007	L3122	Sale of Units on ASX	$ 47,495	- 3,119	- 3,119
10/05/2007	L3122	Sale of Units on ASX	$ 424,750	- 28,070	- 28,070
16/05/2007	L3122	Buy of Units on ASX	$ 144,251	9,773	9,773
17/05/2007	L3122	Buy of Units on ASX	$ 217,448	14,659	14,659
6/06/2007	L3122	Sale of Units on ASX	$ 490,756	- 32,132	- 32,132
7/06/2007	L3122	Sale of Units on ASX	$ 199,704	- 13,168	- 13,168
8/06/2007	L3122	Sale of Units on ASX	$ 138,864	- 9,287	- 9,287
8/06/2007	L3122	Sale of Units on ASX	$ 114,698	- 7,628	- 7,628
12/06/2007	L3122	Sale of Units on ASX	$ 628,661	- 42,185	- 42,185
5/03/2007	L4511	Buy of Units on ASX	$ 937,749	59,125	59,125
5/03/2007	L4511	Buy of Units on ASX	$ 2,899,655	182,875	182,875
6/03/2007	L4511	Buy of Units on ASX	$ 3,185,447	201,494	201,494
8/03/2007	L4511	Buy of Units on ASX	$ 1,287,837	81,047	81,047
23/03/2007	L4511	Buy of Units on ASX	$ 2,219,153	136,066	136,066
10/04/2007	L4511	Sale of Units on ASX	$ 1,650,352	- 103,496	- 103,496
10/04/2007	L4511	Sale of Units on ASX	$ 5,316,960	- 335,809	- 333,509
4/05/2007	L4511	Sale of Units on ASX	$ 407,863	- 26,713	- 26,713
4/05/2007	L4511	Sale of Units on ASX	$ 647,781	- 42,741	- 42,741
7/05/2007	L4511	Sale of Units on ASX	$ 1,315,737	- 85,482	- 85,482
8/05/2007	L4511	Sale of Units on ASX	$ 1,308,988	- 85,483	- 85,483
9/05/2007	L4511	Sale of Units on ASX	$ 546,028	- 35,859	- 35,859
10/05/2007	L4511	Sale of Units on ASX	$ 4,682,977	- 322,695	- 322,696
16/05/2007	L4511	Buy of Units on ASX	$ 1,131,251	78,642	76,542

17/05/2007	L4511	Buy of Units on ASX	$ 1,705,321	114,963	114,963
6/06/2007	L4511	Sale of Units on ASX	$ 4,154,580	- 272,019	- 272,019
7/06/2007	L4511	Sale of Units on ASX	$ 1,690,704	- 111,491	- 111,491
8/06/2007	L4511	Sale of Units on ASX	$ 1,910,442	- 126,654	- 126,654
8/06/2007	L4511	Sale of Units on ASX	$ 1,566,809	- 104,201	- 104,201
12/06/2007	L4511	Sale of Units on ASX	$ 8,587,484	- 576,245	- 576,245
5/03/2007	L4513	Buy of Units on ASX	$ 56,590	3,568	3,569
5/03/2007	L4513	Buy of Units on ASX	$ 174,923	11,032	11,032
6/03/2007	L4513	Buy of Units on ASX	$ 504,707	31,925	31,925
8/03/2007	L4513	Buy of Units on ASX	$ 212,433	13,389	13,389
9/03/2007	L4513	Sale of Units on ASX	$ 430,182	- 26,900	- 26,900
23/03/2007	L4513	Buy of Units on ASX	$ 357,511	21,918	21,918
12/04/2007	L4513	Sale of Units on ASX	$ 954,552	- 59,900	- 59,900
4/05/2007	L4513	Sale of Units on ASX	$ 1,258,847	- 82,200	- 82,200
4/05/2007	L4513	Sale of Units on ASX	$ 28,069	- 1,838	- 1,838
4/05/2007	L4513	Sale of Units on ASX	$ 44,574	- 2,941	- 2,941
7/05/2007	L4513	Sale of Units on ASX	$ 90,536	- 5,882	- 5,882
8/05/2007	L4513	Sale of Units on ASX	$ 90,070	- 5,882	- 5,882
9/05/2007	L4513	Sale of Units on ASX	$ 37,585	- 2,467	- 2,467
10/05/2007	L4513	Sale of Units on ASX	$ 335,887	- 22,204	- 22,204
16/05/2007	L4513	Buy of Units on ASX	$ 135,794	9,200	9,200
17/05/2007	L4513	Buy of Units on ASX	$ 204,704	13,800	13,800
25/05/2007	L4513	Sale of Units on ASX	$ 228,030	- 14,800	- 14,800
28/05/2007	L4513	Sale of Units on ASX	$ 221,280	- 14,600	- 14,600
6/06/2007	L4513	Sale of Units on ASX	$ 455,002	- 29,791	- 29,791
7/06/2007	L4513	Sale of Units on ASX	$ 225,106	- 14,800	- 14,800
7/06/2007	L4513	Sale of Units on ASX	$ 185,160	- 12,209	- 12,209
8/06/2007	L4513	Sale of Units on ASX	$ 257,228	- 17,080	- 17,080
8/06/2007	L4513	Sale of Units on ASX	$ 210,961	- 14,030	- 14,030
12/06/2007	L4513	Sale of Units on ASX	$ 1,166,284	- 77,590	- 77,590
5/03/2007	L4563	Sale of Units on ASX	$ 88,322	- 5,700	- 5,700
8/03/2007	L4563	Sale of Units on ASX	$ 319,369	- 20,100	- 20,100
23/03/2007	L4563	Buy of Units on ASX	$ 78,711	4,824	4,824
27/03/2007	L4563	Sale of Units on ASX	$ 124,215	- 7,500	- 7,500
2/04/2007	L4563	Buy of Units on ASX	$ 98,382	6,000	6,000
4/05/2007	L4563	Sale of Units on ASX	$ 189,369	- 12,300	- 12,300
10/05/2007	L4563	Sale of Units on ASX	$ 346,224	- 22,884	- 22,884
6/06/2007	L4563	Sale of Units on ASX	$ 256,757	- 16,811	- 16,811
7/06/2007	L4563	Sale of Units on ASX	$ 104,478	- 6,869	- 6,869
23/03/2007	CFSTEI	Buy of Units on ASX	$ 3,158	194	194
13/04/2007	CFSTEI	Buy of Units on ASX	$ 39,881	2,500	2,500
17/05/2007	CFSTEI	Buy of Units on ASX	$ 29,681	2,000	2,000
6/06/2007	CFSTEI	Sale of Units on ASX	$ 18,419	- 1,206	- 1,206
7/06/2007	CFSTEI	Sale of Units on ASX	$ 7,492	- 494	- 494
14/03/2007	X1003	Buy of Units on ASX	$ 1,914,747	118,934	118,934
15/03/2007	X1003	Buy of Units on ASX	$ 7,107,204	434,856	434,856
16/03/2007	X1003	Sale of Units on ASX	$ 1,454,958	- 89,200	- 89,200
23/03/2007	X1003	Buy of Units on ASX	$ 273,652	16,771	16,771
2/05/2007	X1003	Sale of Units on ASX	$ 2,079,691	- 132,400	- 132,400
3/05/2007	X1003	Sale of Units on ASX	$ 4,116,083	- 266,400	- 266,400
4/05/2007	X1003	Sale of Units on ASX	$ 62,554	- 4,097	- 4,097
4/05/2007	X1003	Sale of Units on ASX	$ 89,363	- 5,556	- 5,556
7/05/2007	X1003	Sale of Units on ASX	$ 201,820	- 13,112	- 13,112
8/05/2007	X1003	Sale of Units on ASX	$ 200,767	- 13,111	- 13,111
9/05/2007	X1003	Sale of Units on ASX	$ 83,749	- 5,500	- 5,500
10/05/2007	X1003	Sale of Units on ASX	$ 748,934	- 49,494	- 49,494
2/03/2007	X1016	Sale of Units on ASX	$ 56,422	- 3,400	- 3,400
5/03/2007	X1016	Buy of Units on ASX	$ 20,538	1,295	1,295
5/03/2007	X1016	Buy of Units on ASX	$ 63,500	4,005	4,005
6/03/2007	X1016	Buy of Units on ASX	$ 45,655	2,888	2,888
8/03/2007	X1016	Buy of Units on ASX	$ 8,978	565	565
23/03/2007	X1016	Buy of Units on ASX	$ 32,853	2,020	2,020
10/04/2007	X1016	Sale of Units on ASX	$ 17,563	- 1,100	- 1,100
11/04/2007	X1016	Sale of Units on ASX	$ 17,365	- 1,100	- 1,100
4/05/2007	X1016	Sale of Units on ASX	$ 6,902	- 452	- 452
4/05/2007	X1016	Sale of Units on ASX	$ 10,958	- 723	- 723
7/05/2007	X1016	Sale of Units on ASX	$ 22,258	- 1,446	- 1,446
8/05/2007	X1016	Sale of Units on ASX	$ 22,143	- 1,446	- 1,446
9/05/2007	X1016	Sale of Units on ASX	$ 9,228	- 606	- 606
10/05/2007	X1016	Sale of Units on ASX	$ 82,594	- 5,458	- 5,458
16/05/2007	X1016	Buy of Units on ASX	$ 22,715	1,539	1,539
17/05/2007	X1016	Buy of Units on ASX	$ 34,249	2,309	2,309
6/06/2007	X1016	Sale of Units on ASX	$ 70,413	- 4,610	- 4,610
7/06/2007	X1016	Sale of Units on ASX	$ 28,665	- 1,890	- 1,890
8/06/2007	X1016	Sale of Units on ASX	$ 28,872	- 1,917	- 1,917
8/06/2007	X1016	Sale of Units on ASX	$ 23,684	- 1,575	- 1,575
12/06/2007	X1016	Sale of Units on ASX	$ 129,777	- 8,708	- 8,708
5/03/2007	X1038	Buy of Units on ASX	$ 75,659	4,764	4,764
5/03/2007	X1038	Buy of Units on ASX	$ 233,653	14,736	14,736
6/03/2007	X1039	Buy of Units on ASX	$ 360,132	22,760	22,760
8/03/2007	X1038	Buy of Units on ASX	$ 154,308	9,711	9,711
23/03/2007	X1039	Buy of Units on ASX	$ 256,160	15,705	15,705
4/05/2007	X1038	Sale of Units on ASX	$ 47,591	- 3,117	- 3,117
4/05/2007	X1038	Sale of Units on ASX	$ 75,568	- 4,986	- 4,986
7/05/2007	X1038	Sale of Units on ASX	$ 153,504	- 9,973	- 9,973
8/05/2007	X1039	Sale of Units on ASX	$ 152,730	- 9,974	- 9,974
9/05/2007	X1038	Sale of Units on ASX	$ 63,710	- 4,184	- 4,184
10/05/2007	X1038	Sale of Units on ASX	$ 569,713	- 37,650	- 37,650
16/05/2007	X1038	Buy of Units on ASX	$ 205,536	13,925	13,925
17/05/2007	X1038	Buy of Units on ASX	$ 309,845	20,868	20,868
6/06/2007	X1038	Sale of Units on ASX	$ 502,689	- 32,912	- 32,912
7/06/2007	X1038	Sale of Units on ASX	$ 204,557	- 13,468	- 13,468

8/06/2007	X1038	Sale of Units on ASX	$ 231,204	-15,352	-15,352
8/06/2007	X1038	Sale of Units on ASX	$ 189,809	-12,610	-12,610
12/06/2007	X1038	Sale of Units on ASX	$ 1,039,270	-69,738	-69,735
5/03/2007	X1060	Buy of Units on ASX	$ 77,114	4,802	4,862
5/03/2007	X1060	Buy of Units on ASX	$ 238,442	15,038	15,038
6/03/2007	X1060	Buy of Units on ASX	$ 414,874	26,230	26,230
8/03/2007	X1060	Buy of Units on ASX	$ 166,464	10,476	10,476
23/03/2007	X1060	Buy of Units on ASX	$ 296,838	18,199	18,199
4/05/2007	X1060	Sale of Units on ASX	$ 58,186	-3,811	-3,811
4/05/2007	X1060	Sale of Units on ASX	$ 92,421	-6,098	-6,098
7/05/2007	X1060	Sale of Units on ASX	$ 187,721	-12,198	-12,195
8/05/2007	X1060	Sale of Units on ASX	$ 186,765	-12,196	-12,196
9/05/2007	X1060	Sale of Units on ASX	$ 77,901	-5,116	-5,116
10/05/2007	X1060	Sale of Units on ASX	$ 696,699	-46,042	-46,042
16/05/2007	X1060	Buy of Units on ASX	$ 210,820	14,283	14,283
17/05/2007	X1060	Buy of Units on ASX	$ 317,811	21,425	21,425
6/06/2007	X1060	Sale of Units on ASX	$ 556,998	-36,600	-36,600
7/06/2007	X1060	Sale of Units on ASX	$ 227,489	-15,000	-15,000
6/06/2007	X1060	Sale of Units on ASX	$ 263,397	-17,489	-17,489
8/06/2007	X1060	Sale of Units on ASX	$ 216,013	-14,266	-14,366
12/06/2007	X1060	Sale of Units on ASX	$ 1,183,028	-79,445	-79,445
23/02/2007	X1064	Sale of Units on ASX	$ 25,912	-1,500	-1,500
7/03/2007	X1064	Sale of Units on ASX	$ 19,221	-1,200	-1,200
9/03/2007	X1064	Sale of Units on ASX	$ 19,189	-1,200	-1,200
16/03/2007	X1064	Sale of Units on ASX	$ 44,040	-2,700	-2,700
23/03/2007	X1064	Buy of Units on ASX	$ 9,058	556	558
26/03/2007	X1064	Sale of Units on ASX	$ 39,279	-2,400	-2,400
27/03/2007	X1064	Sale of Units on ASX	$ 49,641	-3,000	-3,000
26/04/2007	X1064	Sale of Units on ASX	$ 19,652	-1,200	-1,200
7/05/2007	X1064	Sale of Units on ASX	$ 18,454	-1,200	-1,200
8/05/2007	X1064	Sale of Units on ASX	$ 13,724	-900	-900
9/05/2007	X1064	Sale of Units on ASX	$ 45,656	-3,000	-3,000
10/05/2007	X1064	Sale of Units on ASX	$ 18,083	-1,200	-1,200
11/05/2007	X1064	Sale of Units on ASX	$ 31,887	-2,100	-2,100
14/05/2007	X1064	Sale of Units on ASX	$ 45,868	-3,000	-3,000
24/05/2007	X1064	Sale of Units on ASX	$ 13,832	-900	-900
8/06/2007	X1064	Sale of Units on ASX	$ 31,624	-2,100	-2,100
19/02/2007	X9000	Buy of Units on ASX	$ 130,762	7,500	7,500
23/03/2007	X9000	Buy of Units on ASX	$ 65,016	3,986	3,986
4/06/2007	X9000	Sale of Units on ASX	$ 83,840	-5,400	-5,400
7/06/2007	X9000	Sale of Units on ASX	$ 56,130	-3,700	-3,700
19/02/2007	X9005	Buy of Units on ASX	$ 156,958	9,000	9,000
1/03/2007	X9005	Sale of Units on ASX	$ 165,767	-10,000	-10,000
23/03/2007	X9005	Buy of Units on ASX	$ 52,392	3,211	3,211
30/03/2007	X9005	Sale of Units on ASX	$ 596,674	-36,600	-36,600
26/02/2007	B9403	Sale of Units on ASX	$ 197,676	-11,400	-11,400
8/03/2007	B9403	Sale of Units on ASX	$ 619,710	-39,000	-39,000
23/03/2007	B9403	Buy of Units on ASX	$ 156,293	9,582	9,582
10/05/2007	B9403	Sale of Units on ASX	$ 970,878	-64,171	-64,171
6/06/2007	B9403	Sale of Units on ASX	$ 617,482	-40,430	-40,430
7/06/2007	B9403	Sale of Units on ASX	$ 251,298	-16,570	-16,570
26/02/2007	B9404	Sale of Units on ASX	$ 15,606	-900	-900
8/03/2007	B9404	Sale of Units on ASX	$ 81,039	-5,100	-5,100
23/03/2007	B9404	Buy of Units on ASX	$ 16,168	991	991
2/05/2007	B9404	Sale of Units on ASX	$ 18,885	-1,200	-1,200
10/05/2007	B9404	Sale of Units on ASX	$ 86,663	-5,662	-5,662
6/06/2007	B9404	Sale of Units on ASX	$ 58,496	-3,830	-3,830
7/06/2007	B9404	Sale of Units on ASX	$ 23,810	-1,570	-1,570
8/03/2007	B9608	Sale of Units on ASX	$ 224,049	-14,100	-14,100
23/03/2007	B9608	Buy of Units on ASX	$ 54,154	3,320	3,320
10/05/2007	B9608	Sale of Units on ASX	$ 278,413	-18,402	-18,402
6/06/2007	B9608	Sale of Units on ASX	$ 168,937	-11,065	-11,065
7/06/2007	B9608	Sale of Units on ASX	$ 68,777	-4,535	-4,535
26/02/2007	B9610	Buy of Units on ASX	$ 484,199	27,500	27,500
26/02/2007	B9610	Buy of Units on ASX	$ 213,282	12,300	12,300
5/03/2007	B9610	Buy of Units on ASX	$ 156,162	9,848	9,846
5/03/2007	B9610	Buy of Units on ASX	$ 482,877	30,454	30,454
6/03/2007	B9610	Buy of Units on ASX	$ 896,538	56,710	56,710
8/03/2007	B9610	Buy of Units on ASX	$ 458,172	28,834	28,834
9/03/2007	B9610	Buy of Units on ASX	$ 391,168	24,300	24,300
23/03/2007	B9610	Buy of Units on ASX	$ 584,440	35,831	35,831
27/04/2007	B9610	Sale of Units on ASX	$ 1,852,550	-114,200	-114,200
4/05/2007	B9610	Sale of Units on ASX	$ 97,865	-6,409	-6,409
4/05/2007	B9610	Sale of Units on ASX	$ 156,409	-10,254	-10,254
7/05/2007	B9610	Sale of Units on ASX	$ 315,643	-20,507	-20,507
8/05/2007	B9610	Sale of Units on ASX	$ 314,096	-20,606	-20,608
9/05/2007	B9610	Sale of Units on ASX	$ 130,998	-8,603	-8,603
10/05/2007	B9610	Sale of Units on ASX	$ 1,171,430	-77,415	-77,415
16/05/2007	B9610	Buy of Units on ASX	$ 370,392	25,094	25,094
17/05/2007	B9610	Buy of Units on ASX	$ 558,353	37,641	37,641
6/06/2007	B9610	Sale of Units on ASX	$ 1,134,243	-74,264	-74,264
7/06/2007	B9610	Sale of Units on ASX	$ 461,669	-30,436	-30,436
8/06/2007	B9610	Sale of Units on ASX	$ 504,531	-33,501	-33,501
8/06/2007	B9610	Sale of Units on ASX	$ 413,772	-27,518	-27,516
12/06/2007	B9610	Sale of Units on ASX	$ 2,267,875	-152,181	-152,181
28/02/2007	B9614	Buy of Units on ASX	$ 470,081	27,900	27,900
6/03/2007	B9614	Buy of Units on ASX	$ 450,082	28,200	28,200
9/03/2007	B9614	Sale of Units on ASX	$ 209,300	-13,000	-13,000
23/03/2007	B9614	Buy of Units on ASX	$ 84,980	5,208	5,208
11/04/2007	B9614	Sale of Units on ASX	$ 1,140,586	-71,700	-71,700
2/05/2007	B9614	Sale of Units on ASX	$ 537,201	-34,200	-34,200
3/05/2007	B9614	Sale of Units on ASX	$ 701,117	-46,300	-46,300

7/05/2007	B9614	Sale of Units on ASX	$ 295,294	- 19,200	- 19,200
9/03/2007	B9615	Buy of Units on ASX	$ 6,923,000	430,000	430,000
9/03/2007	B9615	Buy of Units on ASX	$ 209,300	13,000	13,000
15/03/2007	B9615	Buy of Units on ASX	$ 83,760	5,100	5,100
4/05/2007	B9615	Sale of Units on ASX	$ 26,323	- 1,724	- 1,724
4/05/2007	B9615	Sale of Units on ASX	$ 41,815	- 2,759	- 2,759
7/05/2007	B9615	Sale of Units on ASX	$ 84,933	- 5,518	- 5,518
8/05/2007	B9615	Sale of Units on ASX	$ 84,481	- 5,517	- 5,517
9/05/2007	B9615	Sale of Units on ASX	$ 35,251	- 2,315	- 2,315
10/05/2007	B9615	Sale of Units on ASX	$ 315,196	- 20,830	- 20,830
16/05/2007	B9615	Buy of Units on ASX	$ 76,069	5,165	5,166 [sic]
17/05/2007	B9615	Buy of Units on ASX	$ 114,694	7,732	7,732
6/06/2007	B9615	Sale of Units on ASX	$ 299,002	- 19,577	- 19,577
7/06/2007	B9615	Sale of Units on ASX	$ 121,676	- 8,023	- 8,023
8/06/2007	B9615	Sale of Units on ASX	$ 85,903	- 5,704	- 5,704
8/06/2007	B9615	Sale of Units on ASX	$ 70,461	- 4,686	- 4,686
12/06/2007	B9615	Sale of Units on ASX	$ 396,123	- 25,910	- 25,910
23/03/2007	T9101	Buy of Units on ASX	$ 175,482	10,758	10,758
6/06/2007	T9101	Sale of Units on ASX	$ 966,331	- 63,270	- 63,270
7/06/2007	T9101	Sale of Units on ASX	$ 393,250	- 25,930	- 25,930
7/03/2007	T9220	Sale of Units on ASX	$ 48,717	- 3,000	- 3,000
7/05/2007	T9220	Buy of Units on ASX	$ 77,218	5,000	5,000
16/05/2007	T9220	Buy of Units on ASX	$ 74,029	5,000	5,000
5/03/2007	T9301	Buy of Units on ASX	$ 262,392	16,540	16,540
5/03/2007	T9301	Buy of Units on ASX	$ 811,190	51,160	51,160
6/03/2007	T9301	Buy of Units on ASX	$ 1,885,651	119,276	119,276
8/03/2007	T9301	Buy of Units on ASX	$ 771,016	48,522	48,522
9/03/2007	T9301	Sale of Units on ASX	$ 6,923,000	- 430,000	- 430,000
23/03/2007	T9301	Buy of Units on ASX	$ 1,322,214	81,064	81,064
26/04/2007	T9301	Sale of Units on ASX	$ 5,032,581	- 309,000	- 309,000
4/05/2007	T9301	Sale of Units on ASX	$ 1,572,793	- 102,700	- 102,700
4/05/2007	T9301	Sale of Units on ASX	$ 169,646	- 11,111	- 11,111
4/05/2007	T9301	Sale of Units on ASX	$ 269,443	- 17,778	- 17,778
7/05/2007	T9301	Sale of Units on ASX	$ 547,277	- 35,556	- 35,556
8/05/2007	T9301	Sale of Units on ASX	$ 544,449	- 35,555	- 35,555
9/05/2007	T9301	Sale of Units on ASX	$ 227,126	- 14,916	- 14,916
10/05/2007	T9301	Sale of Units on ASX	$ 2,031,068	- 134,225	- 134,225
16/05/2007	T9301	Buy of Units on ASX	$ 612,990	41,597	41,597
17/05/2007	T9301	Buy of Units on ASX	$ 925,531	62,394	62,394
6/06/2007	T9301	Sale of Units on ASX	$ 2,453,750	- 160,658	- 160,659 [sic]
7/06/2007	T9301	Sale of Units on ASX	$ 998,550	- 65,842	- 65,842
8/06/2007	T9301	Sale of Units on ASX	$ 1,020,667	- 67,772	- 67,772
8/06/2007	T9301	Sale of Units on ASX	$ 837,062	- 55,669	- 55,669
12/06/2007	T9301	Sale of Units on ASX	$ 4,587,865	- 307,859	- 307,859
8/03/2007	T9314	Sale of Units on ASX	$ 1,987,839	- 125,100	- 125,100
23/03/2007	T9314	Buy of Units on ASX	$ 465,555	27,830	27,830
10/05/2007	T9314	Sale of Units on ASX	$ 2,616,353	- 172,931	- 172,951 [sic]
6/06/2007	T9314	Sale of Units on ASX	$ 1,631,491	- 106,821	- 106,821
7/06/2007	T9314	Sale of Units on ASX	$ 663,946	- 43,779	- 43,779
21/02/2007	ING NZ	Sale of Units on ASX	N/A	- 275	- 275
23/02/2007	ING NZ	Sale of Units on ASX	N/A	- 774	- 774
26/02/2007	ING NZ	Sale of Units on ASX	N/A	- 7,078	- 7,078
5/03/2007	ING NZ	Sale of Units on ASX	N/A	- 3,400	- 3,400
7/03/2007	ING NZ	Buy of Units on ASX	N/A	2,688	2,688
12/03/2007	ING NZ	Buy of Units on ASX	N/A	565	585 [sic]
26/03/2007	ING NZ	Buy of Units on ASX	N/A	7,365	7,365
28/03/2007	ING NZ	Sale of Units on ASX	N/A	- 45	- 45
4/04/2007	ING NZ	Buy of Units on ASX	N/A	984	984
13/04/2007	ING NZ	Sale of Units on ASX	N/A	- 317	- 317
17/04/2007	ING NZ	Sale of Units on ASX	N/A	- 2,200	- 2,200
18/04/2007	ING NZ	Sale of Units on ASX	N/A	- 49	- 49
25/04/2007	ING NZ	Sale of Units on ASX	N/A	- 28	- 28
9/05/2007	ING NZ	Sale of Units on ASX	N/A	- 2,621	- 2,621
10/05/2007	ING NZ	Sale of Units on ASX	N/A	- 1,446	- 1,446
14/05/2007	ING NZ	Sale of Units on ASX	N/A	- 6,064	- 6,064
21/05/2007	ING NZ	Sale of Units on ASX	N/A	- 107	- 107
22/05/2007	ING NZ	Buy of Units on ASX	N/A	3,648	3,648
23/05/2007	ING NZ	Sale of Units on ASX	N/A	- 483	- 483
7/06/2007	ING NZ	Buy of Units on ASX	N/A	12,550	12,550
8/06/2007	ING NZ	Sale of Units on ASX	N/A	- 6,500	- 6,500

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 2 pages referred to in the Notice of 604 a Change of Interests of Substantial shareholder signed by me on: 14-06-2007

S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Nominees Limited	ING Life Limited	Relevant interest arising pursuant to section 608(1) of the Corporations Act	10,216,079	10,216,079
ING Group	ANZ Nominees Limited	ING Funds Management Limited as Responsible Entity	As above	3,403,000	3,403,000
ING Group	J P Morgan Nominees Australia Limited	ING Funds Management Limited as Responsible Entity	As above	6,330,317	6,330,317
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	15,154	15,154
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	59,996	59,996
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	1,130,500	1,130,500
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	120,694	120,694
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	905,859	855,859
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	1,098,981	1,098,981
ING Group	ANZ Nominees Limited	ING Investment Management Limited as Fund Manager	As above	12,196	12,196
ING Group	ING Zuid-Oost Azie Fonds	ING Zuid-Oost Azie Fonds	As above	265,766	265,766
ING Group	ING Developed Asia Pacific Fonds	ING Developed Asia Pacific Fonds	As above	164,911	164,911
ING Group	ING (NZ) Limited	ING (NZ) Limited	As above	148,729	148,729
				23,852,402	23,852,403

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6, 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1035 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

FORM 604

Corporations Act 2001
Section 671B


RECEIVED
2007 JUL -2 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of change of interests of Substantial Holder

To:	Aristocrat Leisure Limited
ACN/ARSN:	002 818 368

1. Details of substantial holder

Name:	Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	12/06/2007
The previous notice was given to the company on	4/05/2007
The previous notice was dated	1/05/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	32,699,667	6.99%	23,877,778	5.14%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	4,571,716	0.98% see note 1 at the end of this form	5,258,244	1.13% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	37,271,383	7.97%	29,136,022	6.28%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	3,809 Fully paid ordinary shares	3,809
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	21,168,756 Fully paid ordinary shares	21,168,756
Colonial First State Investment Limited (1)	Citigroup Global Market Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	6,013 Fully paid ordinary shares	6,013
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	855,346 Fully paid ordinary shares	855,346
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	509,110 Fully paid ordinary shares	509,110
Colonial First State Investment Limited (2)	Motor Accident Commission, c/o Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	12,418 Fully paid ordinary shares	12,418
Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	4,808 Fully paid ordinary shares	4,808

Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	5,258,244 Fully paid ordinary shares** See note 1 on the last page of this form.	5,258,244
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	961,590 Fully paid ordinary shares	961,590
CommSec Trading Limited	Share Direct Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,358 Fully paid ordinary shares	20,358
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	335,570 Fully paid ordinary shares	335,570
Grand Total					29,136,022

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 15 day of June 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 12/06/2007

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Annraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanuti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 12/06/2007

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
03 May 2007	Citicorp Nominees Pty Limited	SELL	-7230	-112399
03 May 2007	Citicorp Nominees Pty Limited	SELL	-1568	-24524
09 May 2007	Citicorp Nominees Pty Limited	SELL	-23047	-349927
10 May 2007	Citicorp Nominees Pty Limited	SELL	-14229	-215210
14 May 2007	Citicorp Nominees Pty Limited	SELL	-17457	-266890
14 May 2007	Citicorp Nominees Pty Limited	SELL	-299	-4584
16 May 2007	Citicorp Nominees Pty Limited	SELL	-2710	-40233
17 May 2007	Citicorp Nominees Pty Limited	SELL	-22004	-325297
21 May 2007	Citicorp Nominees Pty Limited	SELL	-20312	-316728
23 May 2007	Citicorp Nominees Pty Limited	SELL	-23679	-365587
24 May 2007	Citicorp Nominees Pty Limited	SELL	-19061	-293103
28 May 2007	Citicorp Nominees Pty Limited	SELL	-22896	-351060
30 May 2007	Citicorp Nominees Pty Limited	SELL	-17312	-263132
31 May 2007	Citicorp Nominees Pty Limited	SELL	-18419	-283145
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-18245	-282021
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-6286	-97462
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-372	-5736
07 Jun 2007	Citicorp Nominees Pty Limited	SELL	-25525	-387067
Total			**-260651**	**-3984105**
Entity Total			**-260651**	**-3984105**

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
08 Jun 2007	Share Direct Nominees Pty Limited	BUY	489	7394
08 Jun 2007	Share Direct Nominees Pty Limited	BUY	711	10750
12 Jun 2007	Share Direct Nominees Pty Limited	BUY	318	4770
12 Jun 2007	Share Direct Nominees Pty Limited	BUY	1682	25230
12 Jun 2007	Share Direct Nominees Pty Limited	BUY	2500	37500
12 Jun 2007	Share Direct Nominees Pty Limited	CONV IN	14658	0
Total			**20358**	**85644**
Entity Total			**20358**	**85644**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
02 May 2007	Citicorp Nominees Pty Limited	SELL	-26504	-415779
03 May 2007	Citicorp Nominees Pty Limited	SELL	-74423	-1164371
04 May 2007	Citicorp Nominees Pty Limited	SELL	-140831	-2158913
07 May 2007	Citicorp Nominees Pty Limited	SELL	-149178	-2295010
08 May 2007	Citicorp Nominees Pty Limited	SELL	-56287	-862892
09 May 2007	Citicorp Nominees Pty Limited	SELL	-14726	-224783
11 May 2007	Citicorp Nominees Pty Limited	SELL	-138100	-2115257
16 May 2007	Citicorp Nominees Pty Limited	BUY	53751	794320

18 May 2007	Citicorp Nominees Pty Limited	BUY	4642	70500
21 May 2007	Citicorp Nominees Pty Limited	BUY	20150	315661
29 May 2007	Citicorp Nominees Pty Limited	SELL	-2400	-36960
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1238	-19141
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3951	-60411
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-895	-13685
Total			**-529990**	**-8186721**

Entity Total			**-529990**	**-8186721**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
14 May 2007	BNP Paribas Securities	SELL	-4600	-70349
17 May 2007	BNP Paribas Securities	SELL	-48000	-708747
08 Jun 2007	BNP Paribas Securities	SELL	-101897	-1533940
12 Jun 2007	BNP Paribas Securities	SELL	-240903	-3581963
Total			**-395400**	**-5894999**

Date	Registered Company	Transaction type	Quantity	Consideration
02 May 2007	Citicorp Nominees Pty Limited	SELL	-23080	-362065
03 May 2007	Citicorp Nominees Pty Limited	SELL	-63419	-992210
04 May 2007	Citicorp Nominees Pty Limited	SELL	-120008	-1839701
07 May 2007	Citicorp Nominees Pty Limited	SELL	-127120	-1955662
08 May 2007	Citicorp Nominees Pty Limited	SELL	-47965	-735314
09 May 2007	Citicorp Nominees Pty Limited	SELL	-12549	-191553
11 May 2007	Citicorp Nominees Pty Limited	SELL	-117680	-1802487
16 May 2007	Citicorp Nominees Pty Limited	BUY	46664	689590
17 May 2007	Citicorp Nominees Pty Limited	SELL	-1300	-19196
17 May 2007	Citicorp Nominees Pty Limited	SELL	-500	-7382
18 May 2007	Citicorp Nominees Pty Limited	BUY	3969	60279
21 May 2007	Citicorp Nominees Pty Limited	BUY	17292	270889
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-10000	-153393
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-40000	-602139
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2110	-31766
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4990	-74200
Total			**-502796**	**-7746310**

Date	Registered Company	Transaction type	Quantity	Consideration
02 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-4238	-66487
03 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-11590	-181340
04 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-21931	-336219
07 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-23231	-357417
08 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-8765	-134378
09 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-2293	-35003
11 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-21505	-329409
16 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	8531	126061
17 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-2500	-36916
18 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	734	11147
21 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	3153	49390

30 May 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-64772	-997489
Total			**-148407**	**-2288060**

Date	Registered Company	Transaction type	Quantity	Consideration
04 May 2007	National Nominees Limited	SELL	-2081	-31522
07 May 2007	National Nominees Limited	SELL	-6148	-94522
09 May 2007	National Nominees Limited	SELL	-8693	-132289
14 May 2007	National Nominees Limited	SELL	-4298	-65532
30 May 2007	National Nominees Limited	BUY	1238	18896
08 Jun 2007	National Nominees Limited	BUY	1390	21025
Total			**-18592**	**-283944**

Entity Total			**-1065195**	**-16213313**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
02 May 2007	Citicorp Nominees Pty Limited	SELL	-3761	-59040
03 May 2007	Citicorp Nominees Pty Limited	BUY	5014	77731
03 May 2007	Citicorp Nominees Pty Limited	BUY	17442	270262
03 May 2007	Citicorp Nominees Pty Limited	SELL	-476	-7450
04 May 2007	Citicorp Nominees Pty Limited	BUY	10062	154088
04 May 2007	Citicorp Nominees Pty Limited	BUY	35218	538850
04 May 2007	Citicorp Nominees Pty Limited	SELL	-4986	-75568
04 May 2007	Citicorp Nominees Pty Limited	SELL	-3117	-47591
04 May 2007	Citicorp Nominees Pty Limited	SELL	-20	-311
07 May 2007	Citicorp Nominees Pty Limited	BUY	18550	286727
07 May 2007	Citicorp Nominees Pty Limited	SELL	-9973	-153504
08 May 2007	Citicorp Nominees Pty Limited	BUY	7780	119679
08 May 2007	Citicorp Nominees Pty Limited	BUY	18550	284994
08 May 2007	Citicorp Nominees Pty Limited	SELL	-9974	-152730
09 May 2007	Citicorp Nominees Pty Limited	BUY	1478	22448
09 May 2007	Citicorp Nominees Pty Limited	BUY	2131	32340
09 May 2007	Citicorp Nominees Pty Limited	BUY	7124	108202
09 May 2007	Citicorp Nominees Pty Limited	BUY	10268	155827
09 May 2007	Citicorp Nominees Pty Limited	BUY	15600	238425
09 May 2007	Citicorp Nominees Pty Limited	BUY	50396	769029
09 May 2007	Citicorp Nominees Pty Limited	SELL	-4184	-63710
09 May 2007	Citicorp Nominees Pty Limited	SELL	-3923	-59564
10 May 2007	Citicorp Nominees Pty Limited	BUY	1744	26445
10 May 2007	Citicorp Nominees Pty Limited	BUY	1816	27631
10 May 2007	Citicorp Nominees Pty Limited	BUY	6000	91213
10 May 2007	Citicorp Nominees Pty Limited	BUY	6795	103246
10 May 2007	Citicorp Nominees Pty Limited	BUY	8721	132505
10 May 2007	Citicorp Nominees Pty Limited	BUY	8751	133150
10 May 2007	Citicorp Nominees Pty Limited	BUY	12102	183923
10 May 2007	Citicorp Nominees Pty Limited	BUY	32748	497587
10 May 2007	Citicorp Nominees Pty Limited	BUY	58329	886469
10 May 2007	Citicorp Nominees Pty Limited	BUY	60765	922465
10 May 2007	Citicorp Nominees Pty Limited	SELL	-37650	-569713
10 May 2007	Citicorp Nominees Pty Limited	SELL	-2949	-44603
11 May 2007	Citicorp Nominees Pty Limited	BUY	6542	100901
14 May 2007	Citicorp Nominees Pty Limited	BUY	8903	136769
14 May 2007	Citicorp Nominees Pty Limited	SELL	-2656	-40606
14 May 2007	Citicorp Nominees Pty Limited	SELL	-45	-690
15 May 2007	Citicorp Nominees Pty Limited	BUY	7934	120006
15 May 2007	Citicorp Nominees Pty Limited	BUY	17090	256876
16 May 2007	Citicorp Nominees Pty Limited	BUY	5761	85057

16 May 2007	Citicorp Nominees Pty Limited	BUY	13925	205536
16 May 2007	Citicorp Nominees Pty Limited	BUY	30772	455238
16 May 2007	Citicorp Nominees Pty Limited	BUY	50151	741209
16 May 2007	Citicorp Nominees Pty Limited	BUY	156714	2318413
16 May 2007	Citicorp Nominees Pty Limited	SELL	-648	-9620
17 May 2007	Citicorp Nominees Pty Limited	BUY	2000	29681
17 May 2007	Citicorp Nominees Pty Limited	BUY	20888	309845
17 May 2007	Citicorp Nominees Pty Limited	SELL	-3137	-46376
18 May 2007	Citicorp Nominees Pty Limited	BUY	545	8294
18 May 2007	Citicorp Nominees Pty Limited	BUY	2732	41578
18 May 2007	Citicorp Nominees Pty Limited	SELL	-1366	-20649
21 May 2007	Citicorp Nominees Pty Limited	BUY	1652	25722
21 May 2007	Citicorp Nominees Pty Limited	BUY	14300	224553
21 May 2007	Citicorp Nominees Pty Limited	BUY	22310	350431
21 May 2007	Citicorp Nominees Pty Limited	SELL	-4319	-67347
22 May 2007	Citicorp Nominees Pty Limited	BUY	2000	30887
22 May 2007	Citicorp Nominees Pty Limited	BUY	9110	141334
22 May 2007	Citicorp Nominees Pty Limited	BUY	19590	304351
23 May 2007	Citicorp Nominees Pty Limited	BUY	362	5588
23 May 2007	Citicorp Nominees Pty Limited	SELL	-3286	-50733
24 May 2007	Citicorp Nominees Pty Limited	BUY	12844	198368
24 May 2007	Citicorp Nominees Pty Limited	BUY	28100	434248
24 May 2007	Citicorp Nominees Pty Limited	SELL	-2783	-42795
28 May 2007	Citicorp Nominees Pty Limited	SELL	-3840	-58878
30 May 2007	Citicorp Nominees Pty Limited	BUY	2433	37062
30 May 2007	Citicorp Nominees Pty Limited	BUY	4594	70008
30 May 2007	Citicorp Nominees Pty Limited	BUY	12186	185632
30 May 2007	Citicorp Nominees Pty Limited	BUY	23004	350557
30 May 2007	Citicorp Nominees Pty Limited	SELL	-3739	-56830
31 May 2007	Citicorp Nominees Pty Limited	BUY	27360	421569
31 May 2007	Citicorp Nominees Pty Limited	SELL	-2613	-40168
31 May 2007	Citicorp Nominees Pty Limited	SELL	-1400	-21494
01 Jun 2007	Citicorp Nominees Pty Limited	BUY	22156	341746
01 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1027	-15886
01 Jun 2007	Citicorp Nominees Pty Limited	SELL	-119	-1841
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-13307	-206116
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-9604	-148704
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4000	-61830
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1544	-23915
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1281	-19825
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1114	-17249
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-149	-2306
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	12200	190626
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	27626	429831
05 Jun 2007	Citicorp Nominees Pty Limited	BUY	30671	475146
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-16008	-247552
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-9515	-147554
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-7684	-119760
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2561	-39826
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1857	-28717
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1104	-17120
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-892	-13902
05 Jun 2007	Citicorp Nominees Pty Limited	SELL	-297	-4619
06 Jun 2007	Citicorp Nominees Pty Limited	BUY	20976	322816
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-32912	-502669
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1206	-18419
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1131	-17536
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-66	-1018
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	116	1768
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	579	8823

07 Jun 2007	Citicorp Nominees Pty Limited	BUY	1161	17660
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	2321	35277
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	3682	56012
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	4965	75579
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	5789	88056
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	11577	175957
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	11630	176983
07 Jun 2007	Citicorp Nominees Pty Limited	BUY	24760	376907
07 Jun 2007	Citicorp Nominees Pty Limited	SELL	-13488	-204557
07 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4726	-71666
07 Jun 2007	Citicorp Nominees Pty Limited	SELL	-494	-7492
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	1393	21024
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	1778	26960
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	2180	32941
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	2578	39085
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	4596	69584
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	6946	104834
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	10669	161420
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	10873	164298
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	13143	198459
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	15464	233934
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	19490	294875
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	22923	347059
08 Jun 2007	Citicorp Nominees Pty Limited	BUY	97205	1470670
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-15352	-231204
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-12610	-189609
09 Jun 2007	Citicorp Nominees Pty Limited	BUY	1778	26960
09 Jun 2007	Citicorp Nominees Pty Limited	BUY	2578	39085
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	914	13756
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	1407	21157
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	4558	68600
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	7019	105543
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	24000	358700
12 Jun 2007	Citicorp Nominees Pty Limited	BUY	31174	465445
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-69738	-1039270
Total			**1029430**	**15600393**

Entity Total			**1029430**	**15600393**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
02 May 2007	Citicorp Nominees Pty Limited	SELL	-39350	-617299
02 May 2007	Citicorp Nominees Pty Limited	SELL	-11511	-180392
02 May 2007	Citicorp Nominees Pty Limited	SELL	-6828	-107114
03 May 2007	Citicorp Nominees Pty Limited	SELL	-107888	-1687941
03 May 2007	Citicorp Nominees Pty Limited	SELL	-18289	-286137
04 May 2007	Citicorp Nominees Pty Limited	SELL	-204159	-3129720
04 May 2007	Citicorp Nominees Pty Limited	SELL	-34607	-530519
07 May 2007	Citicorp Nominees Pty Limited	SELL	-216257	-3326979
07 May 2007	Citicorp Nominees Pty Limited	SELL	-67629	-1040430
07 May 2007	Citicorp Nominees Pty Limited	SELL	-36658	-563960
07 May 2007	Citicorp Nominees Pty Limited	SELL	-30022	-461870
07 May 2007	Citicorp Nominees Pty Limited	SELL	-22428	-345041
07 May 2007	Citicorp Nominees Pty Limited	SELL	-13000	-199701
07 May 2007	Citicorp Nominees Pty Limited	SELL	-12633	-194351
07 May 2007	Citicorp Nominees Pty Limited	SELL	-10317	-158721
07 May 2007	Citicorp Nominees Pty Limited	SELL	-3135	-48230
07 May 2007	Citicorp Nominees Pty Limited	SELL	-1392	-21415

08 May 2007	Citicorp Nominees Pty Limited	SELL	-81597	-1250900
08 May 2007	Citicorp Nominees Pty Limited	SELL	-25517	-391181
08 May 2007	Citicorp Nominees Pty Limited	SELL	-13832	-212048
08 May 2007	Citicorp Nominees Pty Limited	SELL	-11328	-173661
08 May 2007	Citicorp Nominees Pty Limited	SELL	-8463	-129740
08 May 2007	Citicorp Nominees Pty Limited	SELL	-4766	-73064
08 May 2007	Citicorp Nominees Pty Limited	SELL	-3893	-59681
08 May 2007	Citicorp Nominees Pty Limited	SELL	-2879	-44136
08 May 2007	Citicorp Nominees Pty Limited	SELL	-1183	-18136
08 May 2007	Citicorp Nominees Pty Limited	SELL	-525	-8048
09 May 2007	Citicorp Nominees Pty Limited	SELL	-21348	-325864
09 May 2007	Citicorp Nominees Pty Limited	SELL	-6676	-101905
09 May 2007	Citicorp Nominees Pty Limited	SELL	-3619	-55242
09 May 2007	Citicorp Nominees Pty Limited	SELL	-2964	-45244
09 May 2007	Citicorp Nominees Pty Limited	SELL	-2214	-33795
09 May 2007	Citicorp Nominees Pty Limited	SELL	-1248	-19050
09 May 2007	Citicorp Nominees Pty Limited	SELL	-1018	-15539
09 May 2007	Citicorp Nominees Pty Limited	SELL	-753	-11494
09 May 2007	Citicorp Nominees Pty Limited	SELL	-309	-4717
09 May 2007	Citicorp Nominees Pty Limited	SELL	-137	-2091
10 May 2007	Citicorp Nominees Pty Limited	SELL	-6700	-101374
11 May 2007	Citicorp Nominees Pty Limited	SELL	-200197	-3066387
11 May 2007	Citicorp Nominees Pty Limited	SELL	-62605	-958911
11 May 2007	Citicorp Nominees Pty Limited	SELL	-45786	-701297
11 May 2007	Citicorp Nominees Pty Limited	SELL	-33936	-519793
11 May 2007	Citicorp Nominees Pty Limited	SELL	-32227	-493616
11 May 2007	Citicorp Nominees Pty Limited	SELL	-27793	-425701
11 May 2007	Citicorp Nominees Pty Limited	SELL	-20763	-318024
11 May 2007	Citicorp Nominees Pty Limited	SELL	-9824	-150473
11 May 2007	Citicorp Nominees Pty Limited	SELL	-7063	-108183
11 May 2007	Citicorp Nominees Pty Limited	SELL	-4316	-66108
14 May 2007	Citicorp Nominees Pty Limited	SELL	-26000	-397623
14 May 2007	Citicorp Nominees Pty Limited	SELL	-18000	-275278
14 May 2007	Citicorp Nominees Pty Limited	SELL	-7300	-111640
14 May 2007	Citicorp Nominees Pty Limited	SELL	-2700	-41292
16 May 2007	Citicorp Nominees Pty Limited	BUY	1366	20094
16 May 2007	Citicorp Nominees Pty Limited	BUY	13107	193692
16 May 2007	Citicorp Nominees Pty Limited	BUY	79533	1175320
16 May 2007	Citicorp Nominees Pty Limited	SELL	-27000	-399260
16 May 2007	Citicorp Nominees Pty Limited	SELL	-15000	-221811
16 May 2007	Citicorp Nominees Pty Limited	SELL	-1366	-20094
17 May 2007	Citicorp Nominees Pty Limited	SELL	-352000	-5197479
17 May 2007	Citicorp Nominees Pty Limited	SELL	-230000	-3396080
17 May 2007	Citicorp Nominees Pty Limited	SELL	-120000	-1771868
17 May 2007	Citicorp Nominees Pty Limited	SELL	-13500	-199335
18 May 2007	Citicorp Nominees Pty Limited	BUY	1111	16873
18 May 2007	Citicorp Nominees Pty Limited	BUY	6950	105553
21 May 2007	Citicorp Nominees Pty Limited	BUY	4815	75430
21 May 2007	Citicorp Nominees Pty Limited	BUY	29384	460316
22 May 2007	Citicorp Nominees Pty Limited	SELL	-5877	-90551
22 May 2007	Citicorp Nominees Pty Limited	SELL	-5147	-79303
23 May 2007	Citicorp Nominees Pty Limited	SELL	-2494	-38532
29 May 2007	Citicorp Nominees Pty Limited	SELL	-1800	-27720
01 Jun 2007	Citicorp Nominees Pty Limited	SELL	-25732	-395119
01 Jun 2007	Citicorp Nominees Pty Limited	SELL	-12811	-196715
01 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3929	-60330
01 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1726	-26503
04 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1027	-15879
06 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3581	-54753
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-645387	-9715543

08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-421202	-6340701
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-287143	-4322601
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-113755	-1712448
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-28506	-429124
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1525813	-22687162
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-995798	-14806421
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-678857	-10093857
12 Jun 2007	Citicorp Nominees Pty Limited	SELL	-67394	-1002075
Total			**-6986161**	**-104865042**
Entity Total			**-6986161**	**-104865042**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
04 Jun 2007	Avanteos Investments Limited	SELL	-250	-3868
Total			**-250**	**-3868**
Entity Total			**-250**	**-3868**

Acadian Asset Management (Australia)

Date	Registered Company	Transaction type	Quantity	Consideration
22 May 2007	Citigroup Global Market Limited	SELL	-342902	-5304477
Total			**-342902**	**-5304477**
Entity Total			**-342902**	**-5304477**

Grand Total			**-8135361**	**-122871480**

End of Annexure B


RECEIVED
2007 JUL -2 P 12:-7
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Aristocrat Leisure Ltd.

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 18 June 2007

The previous notice was given to the company on: 27 April 2007

The previous notice was dated: 26 April 2007

The shares reported were owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares (OR Stapled Securities)	23,461,354 shares	5.0181%	28,485,030 shares	6.1351%

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24/04/07 thru 18/06/07	The Capital Group Companies, Inc.	Acquisition of shares	Average price of 15.1069 AUD	5,023,676 Ordinary Shares	5,023,676

See Annexure A dated 26 April 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 18 June 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley Capacity: Counsel

sign here ______________ date 19 June 2007

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 18 June 2007.

The Capital Group Companies, Inc.

By: __________________________________

Walt Burkley
Counsel

Australia Annexure
Aristocrat Leisure Ltd.

18 June 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000007	9,662,324	
	11000012	3,791,027	
	11000033	7,913,263	
	11000035	6,044,143	
	11000077	1,074,273	
		28,485,030	
GRAND TOTAL		**28,485,030**	**6.14%**

Nominee List

Aristocrat Leisure Ltd.
18 June 2007

Nominee Name		
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
11000007		9,662,324
11000012		3,791,027
11000033		7,913,263
	Total Shares:	21,366,614
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000035		6,044,143
11000077		1,074,273
	Total Shares:	7,118,416

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme Aristocrat Leisure Limited

ACN/ARSN

1. Details of substantial holder(1)

Name ING Australia Holdings Limited and related companies

ACN/ARSN (if applicable) 008 459 596

The holder ceased to be a substantial holder on 26 /06 /2007

The previous notice was given to the company on 12 /06 /2007

The previous notice was dated 14 /06 /2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	Refer Annexure	B			

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer Annexure C	

Signature

print name S S Rouvray capacity Secretary

sign here date 28 / 06 /07

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 1 page referred to in the form 605 notice of cessation of being a substantial shareholder signed by me on: 28-06-07

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
13/06/2007	INGIM	Sale of Units on ASX	$ 57,544	- 3,900	- 3,900
14/06/2007	INGIM	Sale of Units on ASX	$ 48,707	- 3,300	- 3,300
15/06/2007	INGFML	Buy of Units on ASX	$ 75,154	5,000	5,000
18/06/2007	INGL	Sale of Units on ASX	$ 226,887	- 15,100	- 15,100
19/06/2007	INGIM	Sale of Units on ASX	$ 31,290	- 2,100	- 2,100
22/06/2007	INGL	Buy of Units on ASX	$ 71,729	4,800	4,800
22/06/2007	INGL	Buy of Units on ASX	$ 67,246	4,500	4,500
22/06/2007	INGL	Buy of Units on ASX	$ 242,084	16,200	16,200
22/06/2007	INGFML	Buy of Units on ASX	$ 174,839	11,700	11,700
25/06/2007	INGIM	Sale of Units on ASX	$ 31,017	- 2,100	- 2,100
25/06/2007	INGL	Sale of Units on ASX	$ 46,969	- 3,177	- 3,177
25/06/2007	INGL	Sale of Units on ASX	$ 40,597	- 2,746	- 2,746
25/06/2007	INGL	Sale of Units on ASX	$ 155,202	- 10,498	- 10,498
25/06/2007	INGL	Sale of Units on ASX	$ 2,156,517	- 145,869	- 145,869
25/06/2007	INGL	Sale of Units on ASX	$ 323,694	- 21,895	- 21,895
25/06/2007	INGIM	Sale of Units on ASX	$ 244,630	- 16,547	- 16,547
25/06/2007	INGIM	Sale of Units on ASX	$ 33,162	- 2,243	- 2,243
25/06/2007	INGIM	Sale of Units on ASX	$ 262,134	- 17,731	- 17,731
25/06/2007	INGIM	Sale of Units on ASX	$ 300,868	- 20,351	- 20,351
25/06/2007	INGIM	Sale of Units on ASX	$ 26,675	- 1,800	- 1,800
25/06/2007	INGFML	Sale of Units on ASX	$ 578,140	- 39,106	- 39,106
25/06/2007	INGFML	Sale of Units on ASX	$ 20,698	- 1,400	- 1,400
25/06/2007	INGFML	Sale of Units on ASX	$ 96,317	- 6,515	- 6,515
13/06/2007	INGIM	Buy of Units on ASX	N/A	9,052	9,052
25/06/2007	INGFML	Sale of Units on ASX	$ 1,145,917	- 77,511	- 77,511
26/06/2007	INGL	Sale of Units on ASX	$ 55,410	- 3,764	- 3,764
26/06/2007	INGL	Sale of Units on ASX	$ 47,888	- 3,253	- 3,253
26/06/2007	INGL	Sale of Units on ASX	$ 92,862	- 6,300	- 6,300
26/06/2007	INGL	Sale of Units on ASX	$ 183,115	- 12,439	- 12,439
26/06/2007	INGL	Sale of Units on ASX	$ 190,146	- 12,900	- 12,900
26/06/2007	INGL	Sale of Units on ASX	$ 2,544,226	- 172,829	- 172,829
26/06/2007	INGL	Sale of Units on ASX	$ 381,879	- 25,941	- 25,941
26/06/2007	INGIM	Sale of Units on ASX	$ 288,592	- 19,604	- 19,604
26/06/2007	INGIM	Sale of Units on ASX	$ 39,131	- 2,658	- 2,658
26/06/2007	INGIM	Sale of Units on ASX	$ 309,260	- 21,008	- 21,008
26/06/2007	INGIM	Sale of Units on ASX	$ 354,969	- 24,113	- 24,113
26/06/2007	INGFML	Sale of Units on ASX	$ 682,071	- 46,333	- 46,333
26/06/2007	INGFML	Sale of Units on ASX	$ 24,422	- 1,659	- 1,659
26/06/2007	INGFML	Sale of Units on ASX	$ 113,632	- 7,719	- 7,719
26/06/2007	INGFML	Buy of Units on ASX	$ 283,008	19,200	19,200
26/06/2007	INGFML	Sale of Units on ASX	$ 1,351,938	- 91,837	- 91,837
13/06/2007	ING NZ	Sale of Units on ASX	N/A	- 12,200	- 12,200

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6, 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 784G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

This is the annexure marked C of one page referred to in Form 605 Notice of ceasing to be a substantial holder signed by me and dated 28 June 2006

[signature]

SS ROUVRAY
SECRETARY

END